As filed with the Securities and Exchange Commission on March 28, 2006

Registration No. 333-131741

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

NOVACEA, INC.

(Exact name of registrant as specified in its charter)

Delaware	2834	33-0960223
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

601 Gateway Boulevard, Suite 800, South San Francisco, California 94080

(650) 228-1800

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Bradford S. Goodwin

Chief Executive Officer

Novacea, Inc.

601 Gateway Boulevard, Suite 800

South San Francisco, California 94080

(650) 228-1800

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies To:

Alan C. Mendelson, Esq. Mark V. Roeder, Esq. Latham & Watkins LLP 135 Commonwealth Drive Menlo Park, California 94025 (650) 328-4600	Alan F. Denenberg, Esq. Davis Polk & Wardwell 1600 El Camino Real Menlo Park, California 94025 (650) 752-2000

Approximate date of commencement of the proposed sale to the public:    As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated March 28, 2006

PRELIMINARY PROSPECTUS

                     Shares

Common Stock

Prior to the offering, there has been no public market for our common stock. The initial public offering price of our common stock is expected to be between $             and $             per share. We have applied to have our common stock approved for quotation on the Nasdaq National Market under the symbol “NOVC”.

The underwriters have an option to purchase a maximum of              additional shares from us to cover over-allotment of shares.

Investing in our common stock involves a high degree of risk. See “ Risk Factors” on page 7.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Novacea
Per Share	$	$	$
Total	$	$	$

Delivery of the shares of common stock will be made on or about                     , 2006.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Bear, Stearns & Co. Inc.	Cowen & Company

Pacific Growth Equities, LLC	HSBC

The date of this prospectus is                     , 2006

You should rely only on the information contained in this prospectus. Neither we, nor the underwriters, have authorized anyone to provide you with additional information or information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of shares of our common stock.

Through and including                     , 2006 (the 25th day after the date of this prospectus), federal securities laws may require all dealers that effect transactions in our common stock, whether or not participating in this offering, to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to any of their unsold allotments or subscriptions.

Novacea is our registered trademark. All other service marks, trademarks and trade names referred to in this prospectus are the property of their respective owners. For purposes of this prospectus, the term “stockholder” shall refer to the holders of our common stock.

PROSPECTUS SUMMARY

This summary highlights selected information appearing elsewhere in this prospectus. You should carefully read this prospectus and the registration statement of which this prospectus is a part in their entirety before investing in our common stock, including the section entitled “Risk Factors” and our financial statements and related notes included elsewhere in this prospectus. References in this prospectus to “Novacea,” “we,” “Company,” “us” and “our” refer to Novacea, Inc.

Novacea, Inc.

We are a biopharmaceutical company focused on in-licensing, developing and commercializing novel therapies for the treatment of cancer. We currently have three clinical-stage oncology product candidates: DN-101, vinorelbine oral and AQ4N.

Our highly experienced team uses its expertise in oncology product development to identify, license and develop novel therapeutics with the potential to improve clinical outcomes for cancer patients. We also seek to develop anti-cancer agents that may reduce the toxicities associated with current treatments. In addition, we attempt to mitigate development risks by licensing product candidates with well-characterized mechanisms of action and supportive pre-clinical or clinical data. We believe that our oncology development expertise enables our team to design efficient clinical development and commercialization programs that could provide cancer patients with improved treatment options over current standards of care.

The following chart shows the lead indication, clinical status and commercial rights for each of our product candidates:

Product Candidate	Lead Cancer Indication	Clinical Status	Our Commercial Rights
DN-101	Androgen-independent prostate cancer	Phase 3	Worldwide

Vinorelbine oral	Metastatic breast cancer	Phase 3*	United States & Canada

AQ4N	Glioblastoma multiforme	Phase 1/2**	United States, Canada & Mexico

*	We expect to commence a Phase 3 clinical trial in the second half of 2006.
**	We expect to commence a Phase 1/2 clinical trial in the second half of 2006.

We are rapidly advancing our product candidates through clinical development. In addition to the lead cancer indications shown above, we expect each of our product candidates to have clinical application across multiple tumor types. For example, we are currently evaluating or plan to initiate clinical trials in each of our product candidates listed above, in additional cancer indications.

Our Product Candidates

DN-101

We are developing DN-101 as a novel, oral anti-cancer agent which we expect will have applicability to multiple tumor types for use in combination with multiple chemotherapy agents. Our initial development efforts seek to improve upon the clinical benefits of Taxotere®, also known as docetaxel, the current standard of care for the first-line treatment of androgen-independent prostate cancer, or AIPC, by adding DN-101 to the treatment regimen. AIPC is the stage of prostate cancer when the disease is no longer driven or affected by male hormones.

We have completed a 250-patient Phase 2/3 clinical trial entitled AIPC Study of Calcitriol ENhancing Taxotere, and referred to as our ASCENT clinical trial, which evaluated DN-101 in combination with once weekly Taxotere compared to once weekly Taxotere alone. In this trial, we observed a consistent trend in favor of DN-101 across all efficacy endpoints, although the primary endpoint, Prostate Specific Antigen Response, or PSA Response, did not achieve statistical significance. However, the DN-101 arm of our ASCENT clinical trial demonstrated a clinically meaningful improvement of 49% in overall survival versus Taxotere alone in a secondary endpoint. In addition, we observed a reduced incidence of serious adverse events in patients receiving DN-101. We believe that it is potentially significant that the survival benefit from use of DN-101 was achieved without an increase in toxicity. We seek to confirm these survival and safety benefits of DN-101 in our 900-patient ASCENT-2 Phase 3 clinical trial, which we refer to as our ASCENT-2 clinical trial.

According to the American Cancer Society, prostate cancer is the second leading cause of cancer death in men, after lung cancer, with approximately 232,100 new cases and 30,400 deaths in the United States in 2005. The mortality rate from this disease is expected to rise significantly in the United States with the aging of the “baby boomer” generation. The Prostate Cancer Foundation forecasts that, without new interventions, the number of deaths related to prostate cancer in the United States will grow to approximately 68,000 annually by 2025. AIPC is an advanced stage of prostate cancer and accounts for most of the prostate cancer-specific deaths and much of the morbidity of this disease.

We believe that DN-101 may offer the following therapeutic and commercial benefits:

•	clinically meaningful overall survival improvement and favorable safety profile in patients with AIPC;

•	anti-cancer activity in multiple tumor types, including prostate, breast and colon, as suggested by pre-clinical data;

•	enhanced anti-cancer activity with multiple chemotherapy agents, as suggested by pre-clinical data;

•	novel mechanism of action via a nuclear receptor, a member of a proven family of targets for drugs;

•	convenient, proprietary high-dose oral pill; and

•	exclusive worldwide rights protected by a multi-layer patent portfolio with significant remaining patent life.

Vinorelbine Oral

We are developing vinorelbine oral as an oral formulation of vinorelbine intravenous, or vinorelbine I.V., initially for the treatment of metastatic or advanced breast cancer.

We plan to initiate a Phase 3 clinical trial of vinorelbine oral for the treatment of patients with metastatic breast cancer who have failed approved treatments. We plan to initiate this trial in the second half of 2006. We anticipate that this study may lead to accelerated approval.

Breast cancer is the most frequently diagnosed cancer in women in the United States other than skin cancer and is a major public health problem. In 2005, an estimated 211,200 women were newly diagnosed with this disease in the United States alone and approximately 40,400 women died from the disease.

Vinorelbine I.V. and vinorelbine oral are chemotherapeutic agents that have been administered to over 1,000,000 patients since their first approval in Europe in 1989 and 2001, respectively. Vinorelbine I.V. is currently approved in 80 countries. Vinorelbine oral is currently approved in 27 countries for indications including lung, breast and prostate cancer. We licensed U.S. and Canadian development and commercialization rights to vinorelbine oral from Pierre Fabre Medicament, S.A., or Pierre Fabre, in July 2005. Vinorelbine oral is protected by a recently issued U.S. patent.

Due to the reimbursement benefits and other economic incentives related to Medicare that favored intravenous agents, oral oncology agents were at a competitive disadvantage in the United States. Recently, legislative and administrative amendments to Medicare, in particular the addition of the Part D prescription drug benefit beginning in January 2006, have largely eliminated the previous disincentives for oral oncology products. In developing vinorelbine oral, we intend to capitalize on this changing landscape by offering cancer patients and their physicians a convenient new therapeutic option that can be delivered orally, thereby eliminating the cost of infusions and avoiding the physical pain and clinical risks associated with intravenous therapy. In addition, we intend to develop vinorelbine oral for the treatment of other indications than the currently marketed formulations have not addressed.

We believe that vinorelbine oral could provide an important new treatment option for cancer patients in the United States based on the following therapeutic and commercial benefits:

•	oral formulation enables us to capitalize on the changing Medicare reimbursement landscape;

•	elimination of the physical pain and risks of infections to patients, bleeding and vein irritation from central venous lines and peripheral system ports;

•	improved psychological comfort and time savings, as well as convenience and cost savings, for patients, as compared to intravenous administration;

•	time and cost efficiencies for health care professionals and other medical resources; and

•	exploitation of the increasing clinical interest in metronomic dosing, a novel regimen concept where chemotherapy may be effectively delivered with lower but more frequent dosing. Oral therapy is key to optimizing this concept.

AQ4N

We are developing AQ4N as a tissue-targeted prodrug, a chemotherapy that remains inactive in the body unless it is in the presence of certain types of tissues, for the treatment of solid tumors. Data collected to date indicate that AQ4N is converted selectively to the drug’s active form, AQ4, a potent chemotherapy, when in the presence of hypoxic, or oxygen starved, cells. Hypoxia is an important distinguishing characteristic of tumors that limits the effectiveness of radiation and chemotherapy treatments. We believe that AQ4N will be less likely to produce the systemic toxicity caused by most cytotoxic chemotherapies, since data suggests that it preferentially activates in hypoxic cells and not in most normal tissues.

We currently anticipate initiating a Phase 1/2 clinical trial in the second half of this year to evaluate AQ4N in the treatment of glioblastoma multiforme in combination with radiation and chemotherapy. We acquired North American rights to develop and commercialize AQ4N from KuDOS Pharmaceuticals Limited, or KuDOS, in December 2003.

Nearly 1.2 million patients are diagnosed with malignant tumors each year in the United States. The large majority of solid tumors have hypoxic components. According to the American Cancer Society, there were approximately 18,500 new cases and 12,800 deaths from brain and other nervous system tumors in the United States in 2005. Glioblastoma multiforme is one of the most aggressive and rapidly progressing tumors for which few treatments are available, and as a result we believe that the FDA may allow us to pursue a more rapid development path.

Our Strategy

Our goal is to reduce the suffering and death of cancer patients through treatment with our novel, proprietary product candidates. Key elements of our strategy include:

•	obtain regulatory approval for our lead product candidate, DN-101, for AIPC;

•	develop DN-101 for the treatment of multiple tumor types and for use with multiple chemotherapeutic agents;

•	realize the value of vinorelbine oral in the United States and Canada and expand into new indications;

•	rapidly advance the clinical development of AQ4N;

•	establish our North American oncology commercialization capabilities;

•	identify new opportunities to license, co-develop or acquire products and product candidates that complement our existing portfolio; and

•	expand our proprietary technology and intellectual property position.

Risks Related to Our Business

We are a clinical-stage biopharmaceutical company and we are subject to a number of risks. In particular, our three product candidates are in ongoing or planned clinical trials, and we have not received regulatory approval for any of our product candidates. It is possible that we may never successfully commercialize any of our product candidates. While we have generated a limited amount of grant revenue, we have not generated any revenue to date from product sales. As of December 31, 2005, we had an accumulated deficit of $61.7 million, and we expect to continue to incur substantial losses for the foreseeable future. These risks are discussed more fully in “Risk Factors.”

About Us

We were incorporated in Delaware and commenced operations in February 2001. Our principal offices are located at 601 Gateway Boulevard, Suite 800, South San Francisco, California 94080, and our telephone number is (650) 228-1800. We maintain a website at http://www.novacea.com. The information contained on our website is not incorporated into and does not constitute a part of this prospectus.

THE OFFERING

Common stock offered by us	shares

Common stock outstanding after this offering	shares

Use of proceeds

We expect to use the net proceeds from this offering to fund the continuation and expansion of the development of our product candidates. We may also use a portion of the net proceeds to identify and license new product candidates and for general corporate purposes and working capital.

Proposed Nasdaq National Market symbol	NOVC

Risk factors	See “Risk Factors” and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

The number of shares of our common stock outstanding after this offering is based on 56,246,884 shares outstanding as of December 31, 2005, including 1,173,797 shares issued pursuant to early exercises of stock options and excludes:

•	6,162,605 shares of common stock issuable upon the exercise of outstanding options to purchase our common stock, at a weighted average exercise price of $0.44 per share;

•	1,144,444 additional shares of common stock reserved for issuance under our 2001 Stock Option Plan; and

•	additional shares of common stock reserved for issuance under our 2006 Incentive Award Plan.

Except as otherwise indicated, information in this prospectus reflects or assumes the following:

•	that our amended and restated certificate of incorporation, which we will file in connection with the completion of this offering, is in effect;

•	the automatic conversion of all of our outstanding preferred stock into an aggregate of 49,712,580 shares of common stock upon completion of this offering; and

•	no exercise of the underwriters’ over-allotment option.

Summary Financial Data

The following tables provide summary financial data, which you should read together with our financial statements and related notes and the section of this prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Years ended December 31,
	2003	2004	2005

Statements of operations data
Grant revenue	$1,330	$1,120	$56
Operating expenses:
Research and development	10,930	14,687	17,670
General and administrative	3,691	5,212	6,848
Stock-based employee compensation	—	—	402

Total operating expenses	14,621	19,899	24,920

Loss from operations	(13,291)	(18,779)	(24,864)
Interest and other income, net	516	827	1,059

Net loss	$(12,775)	$(17,952)	$(23,805)

Net loss per common share, basic and diluted	$(4.04)	$(4.73)	$(4.86)

Shares used in computing basic and diluted net loss per common share	3,161	3,793	4,894

Pro forma net loss per common share, basic and diluted (unaudited)			$(0.53)

Shares used in computing pro forma basic and diluted net loss per common share (unaudited)			44,836

	As of December 31, 2005 (in thousands)
	Actual	Pro Forma As Adjusted
Balance sheet data
Cash, cash equivalents and marketable securities	$50,522	$
Working capital	47,047
Total assets	52,264
Convertible preferred stock	108,024
Common stock and additional paid-in capital	3,507
Deferred stock-based employee compensation	(2,162)
Deficit accumulated during the development stage	(61,749)
Total stockholders’ equity (net capital deficiency)	(60,442)

See Note 1 to our audited financial statements for a description of the method used to compute basic and diluted net loss per common share and pro forma basic and diluted net loss per common share.

The pro forma as adjusted data reflect (i) the conversion of our outstanding preferred stock into shares of common stock in connection with this offering and (ii) the sale of                     shares of common stock in this offering at an assumed initial public offering price of          per share, after deducting underwriting discounts and commissions and estimated offering expenses.

A $             increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) the net proceeds to us from this offering by approximately $             million, or approximately $             million if the underwriters’ over-allotment option is exercised in full, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

You should carefully consider the following risk factors, in addition to the other information set forth in this prospectus, before purchasing shares of our common stock. Each of these risk factors could harm our business, financial condition and operating results, as well as decrease the value of an investment in our common stock. This investment involves a high degree of risk.

Risks Related to Our Business

We have incurred losses since inception and anticipate that we will continue to incur losses for the foreseeable future. We may never achieve or sustain profitability.

We are a clinical-stage biopharmaceutical company with a limited operating history. We are not profitable and have incurred losses in each year since our inception in 2001. We have only generated a limited amount of grant revenue, and we have not generated any revenue from product sales. We do not anticipate that we will generate revenue from the sale of products for the foreseeable future. We have not yet submitted any products for approval by regulatory authorities and we do not currently have rights to any products that have been approved for marketing in our territory. We continue to incur research and development and general and administrative expenses related to our operations. Our net loss for the years ended December 31, 2003, 2004 and 2005 was $12.8 million, $18.0 million and $23.8 million, respectively. As of December 31, 2005, we had an accumulated deficit of $61.7 million. We expect to continue to incur losses for the foreseeable future, and we expect these losses to increase as we continue our research activities and conduct development of, and seek regulatory approvals for, our product candidates, and prepare for and begin to commercialize any approved products. If our product candidates fail in clinical trials or do not gain regulatory approval, or if our product candidates do not achieve market acceptance, we may never become profitable. Even if we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods.

We are highly dependent on the success of our lead product candidate, DN-101, and we cannot give any assurance that it will receive regulatory approval or be successfully commercialized.

DN-101 is in a Phase 3 clinical trial for the treatment of androgen-independent prostate cancer, or AIPC. Our trial may not be successful, and DN-101 may never receive regulatory approval or be successfully commercialized. Our clinical development program for DN-101 may not receive regulatory approval either if we fail to demonstrate that it is safe and effective in clinical trials and consequently fail to obtain necessary approvals from the U.S. Food and Drug Administration, or FDA, or similar non-U.S. regulatory agencies, or if we have inadequate financial or other resources to advance DN-101 through the clinical trial process. Even if DN-101 receives regulatory approval, we may not be successful in marketing it for a number of reasons, including the introduction by our competitors of more clinically-effective or cost-effective alternatives or failure in our sales and marketing efforts. Any failure to obtain approval of DN-101 and successfully commercialize it would have a material and adverse impact on our business.

We must complete our ASCENT-2 Phase 3 clinical trial to confirm the previously observed safety and efficacy trends of DN-101.

We have begun the process of enrolling patients in our ASCENT-2 Phase 3 clinical trial of DN-101, referred to as our ASCENT-2 clinical trial, with targeted enrollment of approximately 900 patients. Our ASCENT-2 clinical trial is designed based on observations about secondary endpoints from our completed ASCENT Phase 2/3 clinical trial, referred to as our ASCENT clinical trial, which enrolled 250 patients. In addition, while our ASCENT clinical trial evaluated the weekly administration of DN-101 in combination with weekly Taxotere® versus once weekly placebo in combination with weekly Taxotere, our ASCENT-2 clinical trial evaluates this DN-101 and Taxotere regimen versus the currently approved regimen for Taxotere, which is dosed every three weeks in combination with prednisone. As a result of these differences and other factors, the data collected from our ASCENT-2 clinical trial may not demonstrate the levels of safety and efficacy observed in our earlier clinical trials, including our ASCENT clinical trial.

The primary endpoint for our ASCENT clinical trial of DN-101 was a 50% reduction in Prostate Specific Antigen Response, or PSA Response, at six months. Our ASCENT clinical trial was designed to detect an increase in the frequency of PSA Response from 45% of the patients in the placebo arm to 65% of the patients in the DN-101 arm after six months of treatment. Following this six-month period, we conducted the primary efficacy analysis for our ASCENT clinical trial, which showed that PSA Response was achieved by 58% of the subjects in the DN-101 arm compared to 49% in the placebo arm. The increase in PSA Response was not statistically significant and we did not satisfy the primary endpoint for the ASCENT clinical trial. Based on the fact that we did not achieve statistical significance with the primary endpoint, the FDA has indicated to us that it considers all secondary endpoints from our ASCENT clinical trial to be hypothesis generating. Consequently, we must complete our ASCENT-2 clinical trial to confirm the efficacy and safety trends in favor of the DN-101 arm in comparison to the placebo arm that we observed in our ASCENT clinical trial. There can be no assurance that we will be successful in doing so.

The reduction of patient serious adverse events observed in our ASCENT clinical trial of DN-101 may not be replicated in our ASCENT-2 clinical trial of DN-101.

A reduction in the rates of several types of serious adverse events was observed in an exploratory analysis in patients who were enrolled in our ASCENT clinical trial of DN-101. Our ASCENT clinical trial was conducted in 250 patients, while our ASCENT-2 clinical trial is expected to enroll 900 patients. Although we believe that the reduction in the occurrence of serious adverse events may be explained by currently understood biological mechanisms, the mechanisms by which DN-101 works in the body are not yet fully understood. Due to the exploratory nature of these observations, uncertainties regarding the biological mechanism of DN-101 and the larger patient size of our ASCENT-2 clinical trial or other factors, we may not observe, or we may observe a significant reduction in, the safety benefits observed in our ASCENT clinical trial.

We cannot guarantee that the FDA will not require us to conduct an additional Phase 3 clinical trial for DN-101 in order to obtain approval, even if our ASCENT-2 clinical trial of DN-101 is successful.

If the results of our ASCENT-2 clinical trial of DN-101 are positive, we plan to file a new drug application, or NDA, for DN-101 and seek FDA approval on the basis of this single clinical trial confirming the observations from our ASCENT clinical trial. Even if our ASCENT-2 Phase 3 clinical confirmatory trial is successfully completed, there can be no assurance that the FDA will accept an NDA on the basis of a single confirmatory Phase 3 clinical trial. For example, we may achieve statistical significance using our pre-specified multivariate Cox model regression analysis, but if our ASCENT-2 clinical trial does not also achieve statistical significance using the log rank analysis requested by the FDA, then the FDA may not accept the data from our ASCENT-2 clinical trial as a basis for regulatory approval of DN-101 and we may be required to initiate a new clinical trial for DN-101. Failure to obtain review on the basis of a single trial would require us to complete additional and more extensive clinical trials, which would be costly and time consuming and delay potential FDA approval of DN-101 for several more years. Moreover, the FDA may require that we conduct additional post-approval clinical studies as a condition of any approval.

While the FDA regards our ASCENT clinical trial of DN-101 as completed, approximately 8% of the patients enrolled were still undergoing treatment when our last analysis was performed. Because our ASCENT clinical trial is double-blinded, we cannot assure you that these patients have not subsequently experienced safety or efficacy issues that might result in regulatory delays for DN-101.

Although the patients in our ASCENT clinical trial of DN-101 have been analyzed with a median time of follow-up of 18.3 months, approximately 8% of patients enrolled in our ASCENT clinical trial continued to undergo treatment with Taxotere and either placebo or DN-101 on a blinded basis. We have not accessed or evaluated further data concerning these patients. Although the number of patients undergoing continuing treatment in our ASCENT clinical trial is small, these patients may have experienced significant safety or efficacy issues attributable to DN-101 of which we are unaware. Any significant safety or efficacy issue that may have been experienced by these patients could entirely undermine our conclusions regarding our ASCENT clinical trial and negatively impact our ability to complete the ongoing ASCENT-2 clinical trial in a timely fashion, or at all.

Non-U.S. regulatory authorities may request that we update our analysis from our ASCENT clinical trial, and we cannot guarantee that the results of the analysis will be the same.

In 2006, we may discuss the results of our ASCENT clinical trial with European regulatory agencies. They may request that we analyze the overall survival or other secondary endpoints at a later date than specified in our original clinical trial design. We cannot guarantee that the trends we observed with respect to secondary endpoints in our ASCENT clinical trial will be observed in any subsequent analyses, which may delay or prevent DN-101 from achieving regulatory approval.

Failure to recruit and enroll patients for clinical trials may cause the development of our product candidates to be delayed.

We may encounter delays or rejections if we are unable to recruit and enroll enough patients to complete clinical trials. We have just begun the process of enrolling patients for our ASCENT-2 clinical trial of DN-101 and we anticipate that we will ultimately enroll 900 patients. Although we have not experienced enrollment delays for our ASCENT-2 clinical trial to date, we cannot guarantee you that such delays will not occur in the future. Patient enrollment depends on many factors, including the size of the patient population, the nature of the protocol, the proximity of patients to clinical sites and the eligibility criteria for the trial. We have experienced, and expect to experience in the future, delays in patient enrollment in our clinical trials. Any such delays in planned patient enrollment in the future may result in increased costs, which could harm our ability to develop products.

We have tested the efficacy of DN-101 in combination with Taxotere in AIPC patients at a single dosing level. We do not currently know the minimum efficacious dose of DN-101 or whether alternative formulations of calcitriol, the active ingredient in DN-101, could be substituted.

Our ASCENT clinical trial tested a single dose of 45 micrograms once a week of DN-101 in combination with Taxotere in AIPC patients. We selected this dose because it approximated the dose used by investigators at Oregon Health & Science University, or OHSU, in a small Phase 2 study in this patient population, from which favorable efficacy results were reported. We continue to use this dose in our development of DN-101 based on the survival and safety benefits observed in the ASCENT clinical trial.

If a lower dose of the active ingredient of DN-101, calcitriol, is equally or more effective, it could be more feasible for physicians to prescribe commercially available formulations of calcitriol to AIPC patients as an alternative to DN-101. While this may still infringe our issued and pending patents, we may be limited in our ability to prevent this product substitution.

Our ASCENT-2 clinical trial of DN-101 is designed to evaluate DN-101 as part of a combination therapy with Taxotere. If safety or efficacy issues arise with Taxotere, we may experience significant regulatory delays and our ASCENT-2 clinical trial may need to be terminated or re-designed.

We are currently seeking to enroll patients in our ASCENT-2 clinical trial to evaluate the use of DN-101 in combination with Taxotere for the treatment of AIPC. Taxotere is the current standard of care for AIPC. We did not develop or obtain regulatory approval for, and we do not manufacture or sell, Taxotere. If safety or efficacy issues arise with Taxotere, we may experience significant regulatory delays and the FDA may require us to re-design or terminate our current ASCENT-2 clinical trial. If Taxotere is replaced as the standard of care for first-line treatment of AIPC, the results, if any, of our ASCENT-2 clinical trial may be less meaningful and the FDA may require us to initiate additional clinical trials of DN-101 prior to any regulatory approval. Even if DN-101 were to receive regulatory approval and be commercialized, we would continue to be subject to the risk that safety or efficacy issues could arise with Taxotere or that Taxotere is replaced as the standard of care. This could result in DN-101 being removed from the market or being less commercially successful.

We do not hold and cannot license composition of matter patents covering the active ingredient in DN-101, calcitriol, and our competitors may be able to develop cancer therapies that are similar to DN-101 using calcitriol.

We do not hold and we cannot license patents covering the composition of matter of calcitriol, which is the active ingredient for our lead product candidate, DN-101. Although we have, or have licensed, issued and pending patents related to the use of calcitriol with a novel and proprietary dosing regimen capable of administering calcitriol in high doses without inducing its common side effects, which we refer to as high-dose pulse administration technology, or HDPA, as well as patents and pending patents related to using calcitriol in combination with certain chemotherapy treatments, our competitors are free to conduct their own research and development with respect to calcitriol and they may develop cancer therapies that compete with DN-101, which could harm our future operating results.

We cannot guarantee that lack of composition of matter protection for calcitriol will not adversely impact our proprietary position with respect to DN-101, or that third parties will be found to infringe any of our issued patent claims, or that these patents will be found valid and enforceable. There can be no assurance that any of our patent applications will issue in any jurisdiction. Moreover, we cannot predict the breadth of claims that may be allowed or the actual enforceable scope of the DN-101 patents that we hold. Furthermore, while our patent claims cover the treatment of hyperproliferative diseases, which are diseases characterized by abnormal proliferation of cells, by monotherapy with DN-101, we cannot guarantee that our existing patent applications will provide protection for all monotherapeutic uses of DN-101 that we may seek to pursue, and we may not be able to obtain patent protection for any such uses.

There are currently clinical trials ongoing which seek to use other agents with Taxotere for the treatment of AIPC. If these clinical trials are completed prior to our current ASCENT-2 clinical trial, our ability to commercialize DN-101 may suffer.

Other companies, such as Genentech, Inc., or Genentech, are seeking to commercialize other agents to add to the benefits of Taxotere in the first-line treatment of AIPC. For example, a major oncology cooperative group of investigators is currently conducting a three-year clinical trial studying the use of Genentech’s Avastin® in combination with Taxotere in the first-line treatment of AIPC patients. If this trial, or any similar trial, is completed prior to our current ASCENT-2 clinical trial, or if the results of this trial, or any similar trial, are superior to the results of our current ASCENT-2 clinical trial, it may cause a delay in the approval of DN-101 or reduce the market opportunity for our product candidate.

Our ASCENT-2 clinical trial of DN-101 is designed solely to evaluate DN-101 as part of a combination therapy with Taxotere for the treatment of AIPC. We will be required to expend significant additional resources to develop and commercialize DN-101 for any other indications with other chemotherapies or as a monotherapy.

We are primarily developing DN-101 for use as a combination therapy with Taxotere for the treatment of AIPC. We also have a Phase 1/2 clinical trial, which began in August 2003, designed to evaluate DN-101 in combination with Taxotere for the treatment of non-small cell lung cancer, and there is an investigator sponsored trial studying DN-101 in combination with mitoxantrone. Although additional trials are planned, we have no current plans to evaluate DN-101 as part of another combination therapy for other cancer indications. DN-101 may not demonstrate any clinical benefits for use in combination with other chemotherapies or in other indications. Moreover, it may be several years, if ever, before we are in a position to rigorously pursue DN-101 for use in combination with other chemotherapies or in other cancer indications. We cannot change our development focus for DN-101 without expending significant additional resources, and any such change in focus would cause significant delays in our ability to obtain regulatory approval for DN-101, which would materially harm our business.

We have evaluated potential monotherapeutic benefits for DN-101. For example, we conducted a Phase 2 clinical trial of DN-101 for use in the treatment of Myelodysplastic Syndrome, a group of stem cell disorders. We are not currently pursuing the development of DN-101 for the treatment of Myelodysplastic Syndrome, and we do not have any present plans to conduct additional clinical trials of DN-101 that will evaluate its potential monotherapeutic uses. We would need to expend significant resources to develop DN-101 for monotherapeutic uses, and any such development would take a considerable amount of our time and may not prove successful.

Our drug development activities could be delayed or stopped.

We do not know whether our ASCENT-2 clinical trial of DN-101, our planned Phase 3 clinical trial with vinorelbine oral, or our planned Phase 1/2 clinical trial for glioblastoma multiforme and Phase 1/2 clinical trial for B-cell malignancies, each for AQ4N, will be completed on schedule, or at all, and we cannot guarantee that our planned clinical trials will begin on time or at all. The commencement of our planned clinical trials could be substantially delayed or prevented by several factors, including:

•	limited number of, and competition for, suitable patients with the particular types of cancer required for enrollment in our clinical trials;

•	limited number of, and competition for, suitable sites to conduct our clinical trials;

•	delay or failure to obtain FDA approval or agreement to commence a clinical trial;

•	delay or failure to obtain sufficient supplies of the product candidate for our clinical trials;

•	requirements to provide the drugs required in our clinical trial protocols at no cost, which may require significant expenditures that we are unable or unwilling to make;

•	delay or failure to reach agreement on acceptable clinical trial agreement terms or clinical trial protocols with prospective sites or investigators; and

•	delay or failure to obtain institutional review board, or IRB, approval to conduct a clinical trial at a prospective site.

The completion of our clinical trials could also be substantially delayed or prevented by several factors, including:

•	slower than expected rates of patient recruitment and enrollment;

•	failure of patients to complete the clinical trial;

•	unforeseen safety issues;

•	lack of efficacy evidenced during clinical trials;

•	termination of our clinical trials by one or more clinical trial sites;

•	inability or unwillingness of patients or medical investigators to follow our clinical trial protocols; and

•	inability to monitor patients adequately during or after treatment.

Our clinical trials may be suspended or terminated at any time by the FDA, other regulatory authorities, the IRB overseeing the clinical trial at issue, any of our clinical trial sites with respect to that site, or us. Any failure or significant delay in completing clinical trials for our product candidates could materially harm our financial results and the commercial prospects for our product candidates.

There is a high risk that our drug development activities will not result in commercial products.

Our product candidates are in various stages of development and are prone to the risks of failure inherent in drug development. We will need to complete significant additional clinical trials before we can demonstrate that our product candidates are safe and effective to the satisfaction of the FDA and other non-U.S. regulatory authorities. Clinical trials are expensive and uncertain processes that take years to complete. Failure can occur at any stage of the process, and successful early clinical trials do not ensure that later clinical trials will be successful. Product candidates in later-stage trials may fail to show desired efficacy and safety traits despite having progressed through initial clinical trials. A number of companies in the pharmaceutical industry have suffered significant setbacks in advanced clinical trials, even after obtaining promising results in earlier trials. In addition, a clinical trial may prove successful with respect to a secondary endpoint, but fail to demonstrate clinically significant benefits with respect to a primary endpoint, as we experienced in our ASCENT clinical trial of DN-101. Failure to satisfy a primary endpoint in a Phase 3 clinical trial would generally mean that a product candidate would not receive regulatory approval without a further successful Phase 3 clinical trial which we may not be able to complete.

The results of previous clinical trials may not be predictive of future results, and our current and planned clinical trials may not satisfy the requirements of the FDA or other non-U.S. regulatory authorities.

Positive results from pre-clinical studies and early clinical trials should not be relied upon as evidence that later-stage or large-scale clinical trials will succeed. We will be required to demonstrate with substantial evidence through well-controlled clinical trials that our product candidates are safe and effective for use in a diverse population before we can seek regulatory approvals for their commercial sale. Success in early clinical trials does not mean that future clinical trials will be successful because product candidates in later-stage clinical trials may fail to demonstrate sufficient safety and efficacy to the satisfaction of the FDA and other non-U.S. regulatory authorities despite having progressed through initial clinical trials.

Further, our product candidates may not be approved even if they achieve their primary endpoints in Phase 3 clinical trials. The FDA or other non-U.S. regulatory authorities may disagree with our trial design and our interpretation of data from pre-clinical studies and clinical trials. In addition, any of these regulatory authorities may change requirements for the approval of a product candidate even after reviewing and providing comment on a protocol for a pivotal Phase 3 clinical trial that has the potential to result in FDA approval. In addition, any of these regulatory authorities may also approve a product candidate for fewer or more limited indications than we request or may grant approval contingent on the performance of costly post-marketing clinical trials. In addition, the FDA or other non-U.S. regulatory authorities may not approve the labeling claims necessary or desirable for the successful commercialization of our product candidates.

Our product candidates may cause undesirable side effects during clinical trials that could delay or prevent their regulatory approval or commercialization.

Common side effects of DN-101 include mild hypercalcemia, a significant and unhealthy level of calcium in the blood, hypercalciuria, a significant and unhealthy level of calcium in the urine, fatigue and nausea. Common side effects of vinorelbine oral include bone marrow suppression with neutropenia, a condition diagnosed by an abnormally low number of white blood cells, gastrointestinal damage with nausea and vomiting and sepsis. Common side effects of AQ4N include cosmetic blue discoloration of the skin and urine, along with a decrease in lymphocytes and neutrophils, fatigue and anorexia. Because our product candidates have been tested in relatively small patient populations and for limited durations, additional side effects may be observed as their development progresses.

Undesirable side effects caused by any of our product candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in the denial of regulatory approval by the FDA or other non-U.S. regulatory authorities for any or all targeted indications. This, in turn, could prevent us from commercializing our product candidates and generating revenues from their sale. In addition, if our product candidates receive marketing approval and we or others later identify undesirable side effects caused by the product:

•	regulatory authorities may withdraw their approval of the product;

•	we may be required to recall the product, change the way the product is administered, conduct additional clinical trials or change the labeling of the product;

•	a product may become less competitive and product sales may decrease; or

•	our reputation may suffer.

Any one or a combination of these events could prevent us from achieving or maintaining market acceptance of the affected product or could substantially increase the costs and expenses of commercializing the product, which in turn could delay or prevent us from generating significant revenues from the sale of the product.

We will require substantial additional funding which may not be available to us on acceptable terms, or at all.

We are advancing multiple product candidates through clinical development. We will need to raise substantial additional capital to continue our clinical development and commercialization activities.

Our future funding requirements will depend on many factors, including but not limited to:

•	our need to expand our research and development activities;

•	the rate of progress and cost of our clinical trials;

•	the costs associated with establishing a sales force and commercialization capabilities;

•	the costs of acquiring, licensing or investing in businesses, products, product candidates and technologies;

•	the costs and timing of seeking and obtaining FDA and other non-U.S. regulatory approvals;

•	our ability to maintain, defend and expand the scope of our intellectual property portfolio;

•	our need and ability to hire additional management and scientific and medical personnel;

•	the effect of competing technological and market developments;

•	our need to implement additional internal systems and infrastructure, including financial and reporting systems; and

•	the economic and other terms and timing of our existing licensing arrangements and any collaboration, licensing or other arrangements into which we may enter in the future.

Until we can generate a sufficient amount of product revenue to finance our cash requirements, which we may never do, we expect to finance future cash needs primarily through public or private equity offerings, debt financings or strategic collaborations. We do not know whether additional funding will be available on acceptable terms, or at all. If we are not able to secure additional funding when needed, we may have to delay, reduce the scope of or eliminate one or more of our clinical trials or research and development programs.

If our competitors develop and market products that are more effective, safer or less expensive than our future product candidates, our commercial opportunities will be negatively impacted.

The life sciences industry is highly competitive, and we face significant competition from many pharmaceutical, biopharmaceutical and biotechnology companies that are researching and marketing products designed to address prostate cancer and other indications. We are currently developing three cancer therapeutics that will compete with other drugs and therapies that currently exist or are being developed. Products we may develop in the future are also likely to face competition from other drugs and therapies. Many of our competitors have significantly greater financial, manufacturing, marketing and drug development resources than we do. Large pharmaceutical companies, in particular, have extensive experience in clinical testing and in obtaining regulatory approvals for drugs. These companies also have significantly greater research and marketing capabilities than we do. Some of the large pharmaceutical companies with which we expect to compete include Genentech, Inc., Sanofi-Aventis, S.A., or Sanofi-Aventis, AstraZeneca PLC, or AstraZeneca, Novartis AG, Roche and Celgene Corporation. In addition, many universities and private and public research institutes may become active in cancer research, some of which are in direct competition with us.

Our product candidates will compete with a number of drugs that are currently marketed or in development that also target proliferating cells. DN-101 will compete with products that have been marketed or are in advanced stages of development, including Emcyt®, Novantrone®, Paraplatin®, Taxol®, and Thalomid®. Our vinorelbine oral product candidate will compete with products that have been marketed or are in advanced stages of development, including, not only intravenous vinorelbine, but also Abraxane™, Doxil®, Gemzar®,

Herceptin®, Paraplatin, Xeloda®, Alimta®, Iressa®, Tarceva® and Taxotere®. AQ4N will compete with products that have been marketed or are in advanced stages of development, including cintredekin besudotox, and will also compete with radiation therapy for the treatment of glioblastoma multiforme.

In many instances, the drugs which will compete with our product candidates are generic, widely available and/or established, existing standards of care. To compete effectively with these drugs, our product candidates will need to demonstrate advantages that lead to improved clinical safety or efficacy compared to these competitive products.

We believe that our ability to successfully compete will depend on, among other things:

•	the results of our clinical trials;

•	our ability to recruit and enroll patients for our clinical trials;

•	the efficacy, safety and reliability of our product candidates;

•	the speed at which we develop our product candidates;

•	our ability to commercialize and market any of our product candidates that may receive regulatory approval;

•	our ability to design and successfully execute appropriate clinical trials;

•	our ability to maintain a good relationship with regulatory authorities;

•	the timing and scope of regulatory approvals;

•	adequate levels of reimbursement under private and governmental health insurance plans, including Medicare;

•	our ability to protect intellectual property rights related to our products;

•	our ability to have our partners manufacture and sell commercial quantities of any approved products to the market; and

•	acceptance of future product candidates by physicians and other health care providers.

If our competitors market products that are more effective, safer or less expensive than our future product candidates, if any, or that reach the market sooner than our future product candidates, if any, we may not achieve commercial success. In addition, the biopharmaceutical industry is characterized by rapid technological change. Because our research approach integrates many technologies, it may be difficult for us to stay abreast of the rapid changes in each technology. If we fail to stay at the forefront of technological change, we may be unable to compete effectively. Technological advances or products developed by our competitors may render our technologies or product candidates obsolete or less competitive.

Vitamin D analogs, which are chemically-designed compounds that mimic natural vitamin D compounds, have been, or may be in the future, evaluated systemically in clinical trials for the treatment of diseases where the objective of therapy is to decrease or normalize the growth rate of cells. While the developers of some of these product candidates claim their compounds have increased benefits relative to their effects on the blood levels of calcium, we are unaware of any clinical data for these compounds that demonstrate significant therapeutic benefits to date in oncology. If vitamin D analogs demonstrate significant therapeutic benefits, they may be a cost-effective alternative to DN-101.

If we fail to attract and retain key management and scientific personnel, we may be unable to successfully develop or commercialize our product candidates.

We will need to expand and effectively manage our managerial, operational, financial, development and other resources in order to successfully pursue our research, development and commercialization efforts for our existing and future product candidates. Our success depends on our continued ability to attract, retain and motivate highly qualified management and pre-clinical and clinical personnel. The loss of the services of any of our senior management, particularly Bradford S. Goodwin, our Chief Executive Officer, and John G. Curd, M.D., our President and Chief Medical Officer, could delay or prevent the commercialization of our product candidates. We do not maintain “key man” insurance policies on the lives of these individuals or the lives of any of our other employees. We employ these individuals on an at-will basis and their employment can be terminated by us or them at any time, for any reason and with or without notice. We will need to hire additional personnel as we continue to expand our research and development activities and build a sales and marketing function.

We have scientific and clinical advisors who assist us in formulating our research, development and clinical strategies. These advisors are not our employees and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to us. In addition, our advisors may have arrangements with other companies to assist those companies in developing products or technologies that may compete with ours.

We may not be able to attract or retain qualified management and scientific personnel in the future due to the intense competition for qualified personnel among biotechnology, pharmaceutical and other businesses, particularly in the San Francisco, California area. If we are not able to attract and retain the necessary personnel to accomplish our business objectives, we may experience constraints that will impede significantly the achievement of our research and development objectives, our ability to raise additional capital and our ability to implement our business strategy. In particular, if we lose any members of our senior management team, we may not be able to find suitable replacements in a timely fashion or at all and our business may be harmed as a result.

As we evolve from a company primarily involved in development to a company also involved in commercialization, we may encounter difficulties in managing our growth and expanding our operations successfully.

As we advance our product candidates through clinical trials, we will need to expand our development, regulatory, manufacturing, marketing and sales capabilities or contract with third parties to provide these capabilities for us. As our operations expand, we expect that we will need to manage additional relationships with such third parties, as well as additional collaborators and suppliers. Maintaining these relationships and managing our future growth will impose significant added responsibilities on members of our management. We must be able to: manage our development efforts effectively; manage our clinical trials effectively; hire, train and integrate additional management, development, administrative and sales and marketing personnel; improve our managerial, development, operational and finance systems; and expand our facilities, all of which may impose a strain on our administrative and operational infrastructure.

Furthermore, we may acquire additional businesses, products or product candidates that complement or augment our existing business. To date, we have no experience in acquiring and integrating other businesses. Integrating any newly acquired business or product could be expensive and time-consuming. We may not be able to integrate any acquired business or product successfully or operate any acquired business profitably. Our future financial performance will depend, in part, on our ability to manage any future growth effectively and our ability to integrate any acquired businesses. We may not be able to accomplish these tasks, and our failure to accomplish any of them could prevent us from successfully growing our company.

If we fail to acquire and develop other products or product candidates at all or on commercially reasonable terms, we may be unable to grow our business.

We intend to continue to rely on in-licensing as the source of our products and product candidates for development and commercialization. Because we currently neither have nor intend to establish internal research capabilities, we are dependent upon pharmaceutical and biotechnology companies and other researchers to sell or license products to us. The success of this strategy depends upon our ability to identify, select and acquire pharmaceutical product candidates. Proposing, negotiating and implementing an economically viable product acquisition or license is a lengthy and complex process. We compete for partnering arrangements and license agreements with pharmaceutical and biotechnology companies and academic research institutions. Our competitors may have stronger relationships with third parties with whom we are interested in collaborating and/or may have more established histories of developing and commercializing products. As a result, our competitors may have a competitive advantage in entering into partnering arrangements with such third parties. In addition, even if we find promising product candidates, and generate interest in a partnering or strategic arrangement to acquire such product candidates, we may not be able to acquire rights to additional product candidates or approved products on commercially reasonable terms that we find acceptable, or at all.

We expect that any product candidate to which we acquire rights will require additional development efforts prior to commercial sale, including extensive clinical testing and approval by the FDA and other non-U.S. regulatory authorities. All product candidates are subject to the risks of failure inherent in pharmaceutical product development, including the possibility that the product candidate will not be shown to be sufficiently safe and effective for approval by regulatory authorities. Even if the product candidates are approved, we cannot be sure that they would be capable of economically feasible production or commercial success.

We rely on third parties to conduct clinical trials for our product candidates and plan to rely on third parties to conduct future clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may be unable to obtain regulatory approval for or commercialize our current and future product candidates.

We do not have the ability to independently conduct clinical trials for DN-101, vinorelbine oral and AQ4N or any other product candidate. We rely on third parties, such as contract research organizations, medical institutions, clinical investigators and contract laboratories, to conduct some or all of our clinical trials of our product candidates. Although we rely on these third parties to conduct our clinical trials, we are responsible for ensuring that each of our clinical trials is conducted in accordance with its investigational plan and protocol. Moreover, the FDA and other non-U.S. regulatory authorities require us to comply with regulations and standards, commonly referred to as Good Clinical Practices, or GCPs, for conducting, monitoring, recording and reporting the results of clinical trials to ensure that the data and results are scientifically credible and accurate and that the trial subjects are adequately informed of the potential risks of participating in clinical trials. Our reliance on third parties does not relieve us of these responsibilities and requirements. If the third parties conducting our clinical trials do not perform their contractual duties or obligations, do not meet expected deadlines or need to be replaced, or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to GCPs or for any other reason, we may need to enter into new arrangements with alternative third parties and our clinical trials may be extended, delayed or terminated. In addition, a failure by such third parties to perform their obligations in compliance with GCPs may cause our clinical trials to fail to meet regulatory requirements, which may require us to repeat our clinical trials.

We rely on third parties to manufacture and supply our product candidates.

We do not own or operate manufacturing facilities for clinical or commercial production of our product candidates. We have no experience in drug formulation or manufacturing, and we lack the resources and the capability to manufacture any of our product candidates on a clinical or commercial scale. We obtain calcitriol, which is the active ingredient in DN-101, through an agreement with a single supplier, Plantex, Inc. Except in limited circumstances, we are obligated to purchase all of our calcitriol product requirements from Plantex. We believe we currently have, or can access, sufficient supplies of DN-101 to conduct and complete our planned ASCENT-2 clinical trial for DN-101. However, Plantex is the only manufacturer we are aware of that has the capacity to manufacture calcitriol in the quantities that our development and future commercialization efforts, if any, require. If Plantex is unable to produce calcitriol in the amounts that we require, we may not be able to establish a contract and obtain a sufficient alternative supply from another supplier on a timely basis and in the quantities we require. We expect to continue to depend on third-party contract manufacturers for the foreseeable future.

Under a product supply agreement with Pierre Fabre Medicament, S.A., or Pierre Fabre, we are obligated to purchase our total requirements of vinorelbine oral from Pierre Fabre. Pierre Fabre maintains a contract manufacturing agreement with a third party for the supply of vinorelbine oral. We currently have access to sufficient supplies of vinorelbine oral to conduct and complete our planned clinical trial. However, if clinical supplies of vinorelbine oral become inaccessible to us, we may experience a significant delay in the completion of our clinical trial.

Our product candidates require precise, high quality manufacturing. Any of our contract manufacturers will be subject to ongoing periodic unannounced inspection by the FDA and other non-U.S. regulatory authorities to ensure strict compliance with current Good Manufacturing Practice, or cGMP, and other applicable government regulations and corresponding standards. If our contract manufacturers fail to achieve and maintain high manufacturing standards in compliance with cGMP regulations, we may experience manufacturing errors resulting in patient injury or death, product recalls or withdrawals, delays or interruptions of production or failures in product testing or delivery, delay or prevention of filing or approval of marketing applications for our products, cost overruns or other problems that could seriously harm our business.

To date, our product candidates have been manufactured in small quantities for pre-clinical studies and clinical trials, although vinorelbine oral has been scaled for commercialization and calcitriol is manufactured in bulk form by Plantex for commercial use in the chronic kidney disease market. If in the future one of our product candidates is approved for commercial sale, we will need to manufacture that product candidate in larger quantities. Significant scale-up of manufacturing may require additional validation studies, which the FDA must review and approve. Additionally, any third party manufacturer we retain to manufacture our product candidates on a commercial scale must pass an FDA pre-approval inspection for conformance to the cGMPs before we can obtain approval of our product candidates. If we are unable to successfully increase the manufacturing capacity for a product candidate in conformance with cGMPs, the regulatory approval or commercial launch of any related products may be delayed or there may be a shortage in supply.

Any performance failure on the part of our contract manufacturers could delay clinical development or regulatory approval of our product candidates or commercialization of our future product candidates, depriving us of potential product revenue and resulting in additional losses. In addition, our dependence on a third party for manufacturing may adversely affect our future profit margins. Our ability to replace an existing manufacturer may be difficult because the number of potential manufacturers is limited and the FDA must approve any replacement manufacturer before it can begin manufacturing our product candidates. Such approval would require new testing and compliance inspections. It may be difficult or impossible for us to identify and engage a replacement manufacturer on acceptable terms in a timely manner, or at all.

We currently have limited marketing staff and no sales or distribution organization. If we are unable to develop our sales and marketing and distribution capability on our own or through collaborations with marketing partners, we will not be successful in commercializing our product candidates.

We currently have limited marketing and no sales or distribution capabilities. If our product candidates are approved, we intend to establish our sales and marketing organization with technical expertise and supporting distribution capabilities to commercialize our product candidates, which will be expensive and time consuming. Any failure or delay in the development of our internal sales, marketing and distribution capabilities would adversely impact the commercialization of these products. With respect to our existing and future product candidates, we may choose to collaborate with third parties that have direct sales forces and established distribution systems, either to augment our own sales force and distribution systems or in lieu of our own sales force and distribution systems. To the extent that we enter into co-promotion or other licensing arrangements, our product revenue is likely to be lower than if we directly marketed or sold our products. In addition, any revenue we receive will depend in whole or in part upon the efforts of such third parties, which may not be successful and are generally not within our control. If we are unable to enter into such arrangements on acceptable terms or at all, we may not be able to successfully commercialize our existing and future product candidates. If we are not successful in commercializing our existing and future product candidates, either on our own or through collaborations with one or more third parties, our future product revenue will suffer and we may incur significant additional losses.

Our proprietary rights may not adequately protect our technologies and product candidates.

Our commercial success will depend on our ability to obtain patents and/or regulatory exclusivity and maintain adequate protection for our technologies and product candidates in the United States and other countries. As of December 31, 2005, we owned or had exclusive rights to 27 issued U.S. and foreign patents and 98 pending U.S. and foreign patent applications. We will be able to protect our proprietary rights from unauthorized use by third parties only to the extent that our proprietary technologies and future product candidates are covered by valid and enforceable patents or are effectively maintained as trade secrets.

We apply for patents covering both our technologies and product candidates, as we deem appropriate. However, we may fail to apply for patents on important technologies or product candidates in a timely fashion, or at all. Our existing patents and any future patents we obtain may not be sufficiently broad to prevent others from practicing our technologies or from developing competing products and technologies. In addition, we generally do not control the patent prosecution of subject matter that we license from others. Accordingly, we are unable to exercise the same degree of control over this intellectual property as we would over our own. Moreover, the patent positions of biopharmaceutical companies are highly uncertain and involve complex legal and factual questions for which important legal principles remain unresolved. As a result, the validity and enforceability of patents cannot be predicted with certainty. In addition, we do not know whether:

•	we or our licensors were the first to make the inventions covered by each of our issued patents and pending patent applications;

•	we or our licensors were the first to file patent applications for these inventions;

•	others will independently develop similar or alternative technologies or duplicate any of our technologies;

•	any of our or our licensors’ pending patent applications will result in issued patents;

•	any of our or our licensors’ patents will be valid or enforceable;

•	any patents issued to us or our licensors and collaboration partners will provide us with any competitive advantages, or will be challenged by third parties;

•	we will develop additional proprietary technologies that are patentable; or

•	the patents of others will have an adverse effect on our business.

The actual protection afforded by a patent varies on a product-by-product basis, from country to country and depends upon many factors, including the type of patent, the scope of its coverage, the availability of regulatory related extensions, the availability of legal remedies in a particular country and the validity and enforceability of the patents. Our ability to maintain and solidify our proprietary position for our products will depend on our success in obtaining effective claims and enforcing those claims once granted. Our issued patents and those that may issue in the future, or those licensed to us, may be challenged, invalidated or circumvented, and the rights granted under any issued patents may not provide us with proprietary protection or competitive advantages against competitors with similar products. Due to the extensive amount of time required for the development, testing and regulatory review of a potential product, it is possible that, before any of our products can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thereby reducing any advantage of the patent.

Protection afforded by U.S. patents may be adversely affected by proposed changes to patent related U.S. statutes and to U.S. Patent and Trademark Office, or USPTO, rules, especially changes to rules concerning the filing of continuation applications. If implemented, the rules may require that second or subsequent continuing application filings be supported by a showing as to why the new amendments or claims, argument or evidence presented could not have been previously submitted. Other rules, if implemented, may limit consideration by the USPTO of up to only 10 claims per application. It is common practice to file multiple patent applications with many claims in an effort to maximize patent protection. If the first set of proposed USPTO rules are implemented, they may limit our ability to file continuing applications directed to our products and methods and related competing products and methods. In addition, if the second set of USPTO rules are implemented, they may limit our ability to patent a number of claims sufficient to cover our products and methods and related competing products and methods. Other changes to the patent statutes may adversely affect the protection afforded by U.S. patents and/or open U.S. patents up to third party attack in non-litigation settings.

We also rely on trade secrets to protect some of our technology, especially where we do not believe patent protection is appropriate or obtainable. However, trade secrets are difficult to maintain. While we use reasonable efforts to protect our trade secrets, our or our collaboration partners’ employees, consultants, contractors or scientific and other advisors may unintentionally or willfully disclose our proprietary information to competitors. Enforcement of claims that a third party has illegally obtained and is using trade secrets is expensive, time consuming and uncertain. In addition, non-U.S. courts are sometimes less willing than U.S. courts to protect trade secrets. If our competitors independently develop equivalent knowledge, methods and know-how, we would not be able to assert our trade secrets against them and our business could be harmed.

The intellectual property protection for our product candidates is dependent on third parties.

With respect to DN-101, OHSU and the University of Pittsburgh of the Commonwealth System of Higher Education, or University of Pittsburgh, retain the right to prosecute and maintain the patents and patent applications covered by our license agreements. We only have the right to select patent counsel under our OHSU license agreement. Generally, we do not have the right to prosecute and maintain patents for vinorelbine oral and AQ4N in our territories. We would need to determine, with our partners, who would be responsible for the prosecution of patents relating to any joint inventions. If any of our licensing partners fail to appropriately prosecute and maintain patent protection for any of our product candidates, our ability to develop and commercialize those product candidates may be adversely affected and we may not be able to prevent competitors from making, using and selling competing products. In addition, OHSU and Pierre Fabre retain an initial right to bring any infringement actions related to the intellectual property we license from these parties. Any failure by OHSU or Pierre Fabre, or any other licensing partner of ours, to properly protect the intellectual property rights relating to our product candidates could have a material adverse effect on our financial condition and results of operation.

If we breach any of the agreements under which we license commercialization rights to our product candidates or technology from third parties, we could lose license rights that are important to our business.

We license the development and commercialization rights for each of our product candidates, and we expect to enter into similar licenses in the future. For instance, we licensed exclusive worldwide rights from OHSU and the University of Pittsburgh, pursuant to two separate license agreements, that enable us to use and administer calcitriol, the active ingredient in DN-101, in the treatment of cancer. We licensed exclusive rights in the United States, Canada and Mexico to AQ4N from KuDOS Pharmaceuticals Limited, which was recently acquired by AstraZeneca. We licensed exclusive rights in the United States and Canada to vinorelbine oral from Pierre Fabre. Under these licenses we are subject to commercialization and development, sublicensing, royalty and milestone payments, insurance and other obligations. If we fail to comply with any of these obligations or otherwise breach these license agreements, our licensing partners may have the right to terminate the license in whole or in part or to terminate the exclusive nature of the license. Loss of any of these licenses or the exclusivity rights provided therein could harm our financial condition and operating results.

The patent protection for our product candidates or products may expire before we are able to maximize their commercial value which may subject us to increased competition and reduce or eliminate our opportunity to generate product revenue.

The patents for our product candidates have varying expiration dates and, if these patents expire, we may be subject to increased competition and we may not be able to recover our development costs. For example, one of our U.S. patent claims for AQ4N is due to expire in 2010 and our other U.S. patent for a process of producing AQ4N is due to expire in 2019. Our U.S. patents for DN-101 are due to expire in 2017 and 2019 and our U.S. patent for vinorelbine oral is due to expire in 2022. In some of the larger economic territories, such as the United States and Europe, patent term extension/restoration may be available to compensate for time taken during aspects of the product’s regulatory review. However, we cannot be certain that an extension will be granted, or if granted, what the applicable time period or the scope of patent protection afforded during any extended period will be. In addition, even though some regulatory agencies may provide some other exclusivity for a product under its own laws and regulations, we may not be able to qualify the product or obtain the exclusive time period. If we are unable to obtain patent term extension/restoration or some other exclusivity, we could be subject to increased competition and our opportunity to establish or maintain product revenue could be substantially reduced or eliminated. Furthermore, we may not have sufficient time to recover our development costs prior to the expiration of our U.S. and non-U.S. patents.

We may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting and defending patents on all of our products or product candidates throughout the world would be prohibitively expensive. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products. These products may compete with our products and may not be covered by any of our patent claims or other intellectual property rights.

The laws of some non-U.S. countries do not protect intellectual property rights to the same extent as the laws of the United States, and many companies have encountered significant problems in protecting and defending such rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, particularly those relating to biotechnology and/or pharmaceuticals, which could make it difficult for us to stop the infringement of our patents. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial cost and divert our efforts and attention from other aspects of our business.

If we are sued for infringing intellectual property rights of third parties, litigation will be costly and time consuming and could prevent us from developing or commercializing our future product candidates.

Our commercial success depends, in part, on our not infringing the patents and proprietary rights of other parties and not breaching any collaboration or other agreements we have entered into with regard to our technologies and product candidates. Numerous third-party U.S. and non-U.S. issued patents and pending applications exist in the areas of cancer chemotherapy with vitamin D compounds and formulations comprising vitamin D compounds.

For example, we are aware of a pending U.S. patent application owned by a competitor with claims that, as originally filed, would have presented potential infringement issues if a patent had issued. The claims have since been narrowed so that they do not cover the use of DN-101 for the treatment of cancer; however, it is possible that this party may attempt to reassert the original claims in the patent, or otherwise modify the claims, which if successful, could result in an issued patent that covers the use of DN-101 for the treatment of cancer. While we are aware of issued U.S. patents which claim formulations similar to DN-101, we believe that DN-101 does not infringe the claims of these issued patents.

Because patent applications can take several years to issue, if they are issued at all, there may currently be pending applications, unknown to us, that may result in issued patents that cover our technologies or product candidates. It is uncertain whether the issuance of any third party patent would require us to alter our products or processes, obtain licenses or cease certain activities. If we wish to use the technology or compound claimed in issued and unexpired patents owned by others, we will need to obtain a license from the owner, enter into litigation to challenge the validity of the patents or incur the risk of litigation in the event that the owner asserts that we infringe its patents. The failure to obtain a license to technology or the failure to challenge an issued patent that we may require to discover, develop or commercialize our products may have a material adverse impact on us.

If a third party asserts that we infringe its patents or other proprietary rights, we could face a number of risks that could seriously harm our results of operations, financial condition and competitive position, including:

•	infringement and other intellectual property claims, which would be costly and time consuming to defend, whether or not the claims have merit, and which could delay the regulatory approval process and divert management’s attention from our business;

•	substantial damages for past infringement, which we may have to pay if a court determines that our product candidates or technologies infringe a competitor’s patent or other proprietary rights;

•	a court prohibiting us from selling or licensing our technologies or future drugs unless the third party licenses its patents or other proprietary rights to us on commercially reasonable terms, which it is not required to do; and

•	if a license is available from a third party, we may have to pay substantial royalties or lump sum payments or grant cross licenses to our patents or other proprietary rights to obtain that license.

Although we are not currently a party to any legal proceedings relating to our intellectual property, in the future, third parties may file claims asserting that our technologies or products infringe on their intellectual property. We cannot predict whether third parties will assert these claims against us or against the licensors of technology licensed to us, or whether those claims will harm our business. If we are forced to defend against these claims, whether they are with or without any merit, whether they are resolved in favor of or against us or our licensors, we may face costly litigation and diversion of management’s attention and resources. As a result of these disputes, we may have to develop costly non-infringing technology, or enter into licensing agreements. These agreements, if necessary, may be unavailable on terms acceptable to us, if at all, which could seriously harm our business or financial condition.

One or more third-party patents or patent applications may conflict with patent applications to which we have rights. Any such conflict may substantially reduce the coverage of any rights that may issue from the patent applications to which we have rights. If third parties file patent applications in the United States that also claim technology to which we have rights, we may have to participate in interference proceedings in the USPTO to determine priority of invention.

We may be subject to damages resulting from claims that we, or our employees, have wrongfully used or disclosed alleged trade secrets of our employees’ former employers.

Many of our employees were previously employed at universities or biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although we have not received any claim to date, we may be subject to claims that these employees or we have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. If we fail in defending such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel.

Risks Related to Our Industry

The regulatory approval process is expensive, time consuming and uncertain and may prevent us or our collaboration partners from obtaining approvals for the commercialization of some or all of our product candidates.

The research, testing, manufacturing, labeling, approval, selling, marketing and distribution of drug products are subject to extensive regulation by the FDA and other non-U.S. regulatory authorities, which regulations differ from country to country. We are not permitted to market our product candidates in the United States until we receive approval of an NDA, from the FDA. We have not submitted an application for or received marketing approval for any of our product candidates. Obtaining approval of an NDA can be a lengthy, expensive and uncertain process. In addition, failure to comply with FDA, non-U.S. regulatory authorities or other applicable U.S. and non-U.S. regulatory requirements may, either before or after product approval, if any, subject our company to administrative or judicially imposed sanctions, including:

•	restrictions on the products, manufacturers or manufacturing process;

•	warning letters;

•	civil and criminal penalties;

•	injunctions;

•	suspension or withdrawal of regulatory approvals;

•	product seizures, detentions or import bans;

•	voluntary or mandatory product recalls and publicity requirements;

•	total or partial suspension of production;

•	imposition of restrictions on operations, including costly new manufacturing requirements; and

•	refusal to approve pending NDAs or supplements to approved NDAs.

Regulatory approval of an NDA or NDA supplement is not guaranteed, and the approval process is expensive and may take several years. The FDA also has substantial discretion in the drug approval process. Despite the time and expense exerted, failure can occur at any stage, and we could encounter problems that cause us to abandon clinical trials or to repeat or perform additional pre-clinical studies and clinical trials. The number of pre-clinical studies and clinical trials that will be required for FDA approval varies depending on the drug candidate, the disease or condition that the drug candidate is designed to address, and the regulations applicable to any particular drug candidate. The FDA can delay, limit or deny approval of a drug candidate for many reasons, including:

•	a drug candidate may not be deemed safe or effective;

•	FDA officials may not find the data from pre-clinical studies and clinical trials sufficient;

•	the FDA might not approve our third-party manufacturer’s processes or facilities; or

•	the FDA may change its approval policies or adopt new regulations.

Even if we obtain regulatory approvals for our product candidates, the terms of approvals and ongoing regulation of our products may limit how we manufacture and market our product candidate, which could materially impair our ability to generate revenue.

Once regulatory approval has been granted, the approved product and its manufacturer are subject to continual review. Any regulatory approval that we receive for a product candidate is likely to be subject to limitations on the indicated uses for which the product may be marketed, or include requirements for potentially costly post-approval follow-up clinical trials. In addition, if the FDA and/or other non-U.S. regulatory authorities approve any of our product candidates, the labeling, packaging, adverse event reporting, storage, advertising and promotion for the product will be subject to extensive regulatory requirements. We and the manufacturers of our products are also required to comply with cGMP regulations, which include requirements relating to quality control and quality assurance as well as the corresponding maintenance of records and documentation. Further, regulatory agencies must approve these manufacturing facilities before they can be used to manufacture our products, and these facilities are subject to ongoing regulatory inspection. If we fail to comply with the regulatory requirements of the FDA and other non-U.S. regulatory authorities, or if previously unknown problems with our products, manufacturers or manufacturing processes are discovered, we could be subject to administrative or judicially imposed sanctions, including:

•	restrictions on the products, manufacturers or manufacturing process;

•	warning letters;

•	civil or criminal penalties or fines;

•	injunctions;

•	product seizures, detentions or import bans;

•	voluntary or mandatory product recalls and publicity requirements;

•	suspension or withdrawal of regulatory approvals;

•	total or partial suspension of production;

•	imposition of restrictions on operations, including costly new manufacturing requirements; and

•	refusal to approve pending NDAs or supplements to approved NDAs.

In addition, the FDA and other non-U.S. regulatory authorities may change their policies and additional regulations may be enacted that could prevent or delay regulatory approval of our product candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we are not able to maintain regulatory compliance, we would likely not be permitted to market our future product candidates and we may not achieve or sustain profitability.

Even if we receive regulatory approval to market our product candidates, the market may not be receptive to our products.

Even if our product candidates obtain regulatory approval, resulting products may not gain market acceptance among physicians, patients, health care payors and/or the medical community. We believe that the degree of market acceptance will depend on a number of factors, including:

•	timing of market introduction of competitive products;

•	safety and efficacy of our product;

•	prevalence and severity of any side effects;

•	potential advantages or disadvantages over alternative treatments;

•	strength of marketing and distribution support;

•	price of our future product candidates, both in absolute terms and relative to alternative treatments;

•	availability of coverage and reimbursement from government and other third-party payors; and

•	the acceptance by physicians of the dosing regimen for DN-101 over the currently approved standard of care for the use of Taxotere for the treatment of AIPC.

If our future product candidates fail to achieve market acceptance, we may not be able to generate significant revenue or achieve or sustain profitability.

The coverage and reimbursement status of newly approved drugs is uncertain, and failure to obtain adequate coverage and adequate reimbursement could limit our ability to market any future product candidates we may develop and decrease our ability to generate revenue from any of our existing and future product candidates that may be approved.

There is significant uncertainty related to the third-party coverage and reimbursement of newly approved drugs. The commercial success of our existing and future product candidates in both domestic and international markets will depend in part on the availability of coverage and adequate reimbursement from third-party payors, including government payors, such as the Medicare and Medicaid programs, managed care organizations, and other third-party payors. Government and other third-party payors are increasingly attempting to contain health care costs by limiting both coverage and the level of reimbursement for new drugs and, as a result, they may not cover or provide adequate payment for our existing and future product candidates. These payors may conclude that our future product candidates are less safe, less effective or less cost-effective than existing or later introduced products, and third-party payors may not approve our future product candidates for coverage and reimbursement. The failure to obtain coverage and adequate reimbursement for our existing and future product candidates or health care cost containment initiatives that limit or restrict reimbursement for our existing and future product candidates may reduce any future product revenue.

Current health care laws and regulations and future legislative or regulatory changes to the health care system may affect our ability to sell our future product candidates profitably.

In the United States, there have been and we expect there will continue to be a number of legislative and regulatory proposals to change the health care system in ways that could significantly affect our business. Federal and state lawmakers regularly propose and, at times, enact legislation that would result in significant changes to the health care system, some of which are intended to contain or reduce the costs of medical products and services. On December 8, 2003, President Bush signed into law the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, or MMA, which, among other things, established a new Part D prescription drug benefit beginning January 1, 2006 and changed coverage and reimbursement for drugs and devices under existing benefits. It remains difficult to predict the full impact that the MMA will have on us and our industry.

There have also been federal legislative proposals to change pharmaceutical importation laws that could affect our business. Many current proposals seek to expand consumers’ ability to import lower priced versions of products from Canada and other foreign countries where there are government price controls on medical products and services. In addition, the MMA contains provisions that may change U.S. importation laws and broaden permissible imports. Even if the MMA changes do not take effect, and other legislative proposals are not enacted, imports from Canada and elsewhere may continue to increase due to market and political forces, and the limited enforcement resources of the FDA, the U.S. Customs Service, and other government agencies.

We are unable to predict what additional legislation or regulation, if any, relating to the health care industry or third-party coverage and reimbursement may be enacted in the future or what effect such legislation or regulation would have on our business. Any cost containment measures or other health care system reforms that are adopted could have a material adverse effect on our ability to commercialize our existing and future product candidates successfully.

Failure to obtain regulatory approval outside the United States will prevent us from marketing our product candidates abroad.

We intend to market certain of our existing and future product candidates in non-U.S. markets. In order to market our existing and future product candidates in the European Union and many other non-U.S. jurisdictions, we must obtain separate regulatory approvals. We have had limited interactions with non-U.S. regulatory authorities, and the approval procedures vary among countries and can involve additional testing, and the time required to obtain approval may differ from that required to obtain FDA approval. Approval by the FDA does not ensure approval by regulatory authorities in other countries, and approval by one or more non-U.S. regulatory authorities does not ensure approval by regulatory authorities in other countries or by the FDA. The non-U.S. regulatory approval process may include all of the risks associated with obtaining FDA approval. We may not obtain non-U.S. regulatory approvals on a timely basis, if at all. We may not be able to file for non-U.S. regulatory approvals and may not receive necessary approvals to commercialize our existing and future product candidates in any market.

Non-U.S. governments often impose strict price controls, which may adversely affect our future profitability.

We intend to seek approval to market certain of our existing and future product candidates in both the United States and in non-U.S. jurisdictions. If we obtain approval in one or more non-U.S. jurisdictions, we will be subject to rules and regulations in those jurisdictions relating to our product. In some countries, particularly in the European Union, prescription drug pricing is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a drug candidate. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our existing and future product candidates to other available therapies. If reimbursement of our future product candidates is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, we may be unable to achieve or sustain profitability.

We may be subject to costly claims related to our clinical trials and may not be able to obtain adequate insurance.

Because we conduct clinical trials in humans, we face the risk that the use of our product candidates will result in adverse side effects. We cannot predict the possible harms or side effects that may result from our clinical trials. Although we have clinical trial liability insurance for up to $5 million, our insurance may be insufficient to cover any such events. We do not know whether we will be able to continue to obtain clinical trial coverage on acceptable terms, or at all. We may not have sufficient resources to pay for any liabilities resulting from a claim excluded from, or beyond the limit of, our insurance coverage. There is also a risk that third parties that we have agreed to indemnify could incur liability. Any litigation arising from our clinical trials, even if we were ultimately successful, would consume substantial amounts of our financial and managerial resources and may create adverse publicity.

Our business may become subject to economic, political, regulatory and other risks associated with international operations.

Our business is subject to risks associated with conducting business internationally, in part due to a number of our suppliers being located outside the United States. Accordingly, our future results could be harmed by a variety of factors, including:

•	difficulties in compliance with non-U.S. laws and regulations;

•	changes in non-U.S. regulations and customs;

•	changes in non-U.S. currency exchange rates and currency controls;

•	changes in a specific country’s or region’s political or economic environment;

•	trade protection measures, import or export licensing requirements or other restrictive actions by U.S. or non-U.S. governments;

•	negative consequences from changes in tax laws; and

•	difficulties associated with staffing and managing foreign operations, including differing labor relations.

Risks Related To This Offering

The price of our common stock may be volatile, and you may not be able to resell your shares at or above the initial public offering price.

Prior to this offering, there has been no public market for our common stock. An active and liquid trading market for our common stock may not develop or be sustained after this offering. You may be unable to sell your shares of common stock at or above the initial public offering price due to fluctuations in the market price of our common stock resulting from changes in our operating performance or prospects. Factors that could cause volatility in the market price of our common stock include, but are not limited to:

•	results from, and any delays in, our clinical trial programs, including our current and planned clinical trials for DN-101, vinorelbine oral and AQ4N;

•	announcements of FDA non-approval of our product candidates, including DN-101, vinorelbine oral and AQ4N, or delays in FDA or other non-U.S. regulatory agency review processes;

•	FDA or other U.S. or non-U.S. regulatory actions affecting us or our industry;

•	litigation or public concern about the safety of our product candidates or future drugs;

•	failure or discontinuation of any of our research or clinical trial programs;

•	delays in the commercialization of our future product candidates;

•	market conditions in the pharmaceutical, biopharmaceutical and biotechnology sectors and issuance of new or changed securities analysts’ reports or recommendations;

•	actual and anticipated fluctuations in our quarterly operating results;

•	developments or disputes concerning our intellectual property or other proprietary rights;

•	introduction of technological innovations or new products by us or our competitors;

•	issues in manufacturing our product candidates or future product candidates;

•	market acceptance of our future product candidates;

•	deviations in our operating results from the estimates of analysts;

•	coverage and reimbursement policies of government and other third-party payors;

•	sales of our common stock by our officers, directors or significant stockholders; and

•	additions or departures of key personnel.

In addition, the stock markets in general, and the markets for pharmaceutical, biopharmaceutical and biotechnology stocks in particular, have experienced extreme volatility that has been often unrelated to the operating performance of the issuer. These broad market fluctuations may adversely affect the trading price or liquidity of our common stock. In the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the issuer. If any of our stockholders were to bring such a lawsuit against us, we could incur substantial costs defending the lawsuit and the attention of our management would be diverted from the operation of our business.

The ownership of our common stock will continue to be highly concentrated, and your interests may conflict with the interests of our existing stockholders.

Our executive officers and directors and their affiliates, together with our current significant stockholders, will beneficially own approximately         % of our outstanding common stock upon completion of this offering (excluding any shares that may be purchased by our existing stockholders in this offering). Moreover, two of our stockholders, Domain Associates and New Enterprise Associates, will beneficially own approximately         % of our outstanding common stock upon completion of this offering. Accordingly, these stockholders, acting as a group, will continue to have significant influence over the outcome of corporate actions requiring stockholder approval, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets or any other significant corporate transaction. These stockholders could delay or prevent a change of control of our company, even if such a change of control would benefit our other stockholders. The significant concentration of stock ownership may adversely affect the trading price of our common stock due to investors’ perception that conflicts of interest may exist or arise.

A significant portion of our outstanding common stock may be sold into the market in the near future. Substantial sales of our common stock, or the perception such sales are likely to occur, could cause the price of our common stock to decline.

If our existing stockholders sell a large number of shares of our common stock or the public market perceives that existing stockholders might sell shares of our common stock, the market price of our common stock could decline significantly. All of the shares offered under this prospectus will be freely tradable without restriction or further registration under the federal securities laws, unless purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act of 1933. An aggregate of 46,497,860 of the remaining              shares outstanding upon the closing of this offering may be sold pursuant to Rule 144, 144(k) and 701 upon the expiration of 180-day lock-up agreements.

Existing stockholders holding an aggregate of 50,562,580 shares of common stock have rights with respect to the registration of these shares of common stock with the Securities and Exchange Commission. If we register their shares of common stock following the expiration of the lock-up agreements, our existing stockholders can sell those shares in the public market.

Promptly following this offering, we intend to register with the Securities and Exchange Commission              shares of common stock that are authorized for issuance under our stock option plans. As of December 31, 2005, 6,162,605 shares were subject to outstanding options, of which 2,632,976 shares were vested. Once we register these shares, they can be freely sold in the public market upon issuance, subject to the lock-up agreements referred to above and the restrictions imposed on our affiliates under Rule 144.

Investors in this offering will suffer immediate and substantial dilution of their investment.

If you purchase common stock in this offering, you will pay more for your shares than our pro forma as adjusted net tangible book value per share. You will incur immediate and substantial dilution of $             per share, representing the difference between our initial public offering price and our pro forma as adjusted net tangible book value per share. In the past, we issued options to acquire common stock at prices significantly below the initial public offering price. To the extent these outstanding options are exercised, you will incur further dilution.

Provisions of our charter documents or Delaware law could delay or prevent an acquisition of our company, even if the acquisition would be beneficial to our stockholders, and could make it more difficult for you to change management.

Provisions of our amended and restated certificate of incorporation and amended and restated bylaws may discourage, delay or prevent a merger, acquisition or other change in control that stockholders may consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares. In addition, these provisions may frustrate or prevent any attempt by our stockholders to replace or remove our current management by making it more difficult to replace or remove our board of directors. These provisions include:

•	a classified board of directors so that not all directors are elected at one time;

•	a prohibition on stockholder action through written consent;

•	limitation of our stockholders entitled to call special meetings of stockholders;

•	an advance notice requirement for stockholder proposals and nominations; and

•	the authority of our board of directors to issue preferred stock with such terms as our board of directors may determine.

In addition, Delaware law prohibits a publicly-held Delaware corporation from engaging in a business combination with an interested stockholder, generally a person who, together with its affiliates, owns or within the last three years has owned 15% of our voting stock, for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. Accordingly, Delaware law may discourage, delay or prevent a change in control of our company.

Provisions in our charter and other provisions of Delaware law could limit the price that investors are willing to pay in the future for shares of our common stock.

We will have broad discretion in how we use the proceeds of this offering, and we may not use these proceeds effectively, which could affect our results of operations and cause our stock price to decline.

We will have considerable discretion in the use of the net proceeds of this offering. We currently intend to use the net proceeds of this offering primarily to fund the continuation and expansion of the development of our product candidates, including funding our ASCENT-2 clinical trial of DN-101, conducting a Phase 3 clinical trial for vinorelbine oral, and expanding the development of AQ4N. We also intend to use the net proceeds from this offering to fund pre-launch marketing preparations for our product candidates, to identify new products and product candidates which we may license and for general corporate purposes and working capital. The amounts and timing of our actual expenditures will depend upon numerous factors, including the status of our development and commercialization efforts, the amount of proceeds actually raised in this offering and any additional product candidates we may license.

We have not yet finalized the amount of net proceeds that we will use specifically for each of these purposes and we cannot guarantee that we will allocate net proceeds efficiently for each of these purposes. We may use the net proceeds for corporate purposes that do not yield a significant return or any return at all for our stockholders.

We have never paid cash dividends on our capital stock, and we do not anticipate paying any cash dividends in the foreseeable future.

We have never declared or paid cash dividends on our capital stock. We do not anticipate paying any cash dividends on our capital stock in the foreseeable future. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

We may incur increased costs as a result of changes in laws and regulations relating to corporate governance matters.

Changes in the laws and regulations affecting public companies, including the provisions of the Sarbanes-Oxley Act of 2002 and rules adopted by the Securities and Exchange Commission and by the Nasdaq National Market, will result in increased costs to us as we respond to their requirements. These laws and regulations could make it more difficult or more costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to their requirements.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the financial condition of our business. Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved. Forward-looking statements are based on information available at the time those statements are made and/or management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to:

•	delays or unfavorable results from our current and planned clinical trials;

•	our ability to enter into and maintain relationships with third parties who are conducting our clinical trials;

•	our ability to enroll patients for our clinical trials;

•	our ability to implement and manage our sales and commercialization initiatives;

•	the impact of competition and technological change;

•	our relationships with our licensors;

•	our relationships with our key suppliers;

•	the timing of necessary regulatory clearances;

•	coverage and reimbursement policies of governmental and private third-party payors, including the Medicare and Medicaid programs;

•	general economic and business conditions, both nationally and in our markets;

•	our ability to manage our growth and development;

•	our ability to attract and retain key management and scientific personnel;

•	existing and future regulations that affect our business; and

•	other risk factors included under “Risk Factors” in this prospectus.

In addition, in this prospectus, the words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “plan,” “predict,” “potential” and similar expressions, as they relate to Novacea, our business and our management, are intended to identify forward-looking statements. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements.

Forward-looking statements speak only as of the date the statements are made. You should not put undue reliance on any forward-looking statements. We assume no obligation to update forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information, except to the extent required by applicable securities laws. If we do update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of the shares of common stock offered by us will be approximately $            , or approximately $             if the underwriters’ over-allotment option is exercised in full, based on an assumed initial public offering price of $             per share and after deducting underwriting discounts and commissions and estimated offering expenses.

A $             increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) the net proceeds to us from this offering by approximately $             million, or approximately $             million if the underwriters’ over-allotment option is exercised in full, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering primarily to fund the continuation and expansion of the development of our product candidates, including funding our ASCENT-2 clinical trial of DN-101, conducting a Phase 3 clinical trial for vinorelbine oral and expanding the development of AQ4N. We also intend to use the net proceeds from this offering to fund pre-launch marketing preparations for our product candidates, to identify new product candidates which we may license and for general corporate purposes and working capital. The amounts and timing of our actual expenditures will depend upon numerous factors, including the status of our development and commercialization efforts, the amount of proceeds actually raised in this offering and any additional product candidates we may license.

By establishing a public market for our common stock, this offering is also intended to facilitate our future access to public markets. We have not made specific plans with respect to the remaining proceeds of this offering and, therefore, cannot specify all particular uses for the net proceeds. Accordingly, our management will have broad discretion over the use of the net proceeds in this offering.

We may use a portion of the net proceeds for the acquisition of, or investment in, companies, technologies, products or assets that complement our business. We have no present understandings, commitments or agreements to enter into any acquisitions or investments. Pending these uses, we intend to invest the net proceeds of this offering in short-term, investment-grade interest-bearing securities or guaranteed obligations of the United States government.

DIVIDEND POLICY

We have never declared or paid and do not anticipate declaring or paying any cash dividends on our common stock. Any future determination as to the declaration and payment of dividends, if any, will be at the discretion of our board of directors and will depend on then existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant.

CAPITALIZATION

The following table shows:

•	our unaudited capitalization as of December 31, 2005;

•	our unaudited capitalization as of December 31, 2005, on a pro forma basis, giving effect to the automatic conversion of all outstanding shares of our preferred stock into an aggregate of 49,712,580 shares of common stock as if such conversions had occurred on December 31, 2005; and

•	our unaudited capitalization as of December 31, 2005, on a pro forma as adjusted basis, giving effect to the sale by us of shares of common stock in this offering, assuming an initial public offering price of $ per share, after deducting underwriting discounts and commissions and estimated offering expenses.

	As of December 31, 2005 (in thousands) (unaudited)
	Actual	Pro Forma	Pro Forma As Adjusted
Convertible preferred stock, par value $0.001 per share; 99,351,663 shares authorized, 49,712,580 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	$108,024	$—	$
Stockholders’ equity (net capital deficiency):
Preferred stock, par value $0.001 per share; no shares authorized, issued and outstanding, actual; 5,000,000 shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	—	—
Common Stock, par value $0.001 per share; 123,104,000 shares authorized; 6,534,304 shares issued and outstanding, actual, including 1,173,797 unvested shares; shares authorized, par value $0.001 per share, 56,246,884 shares issued and outstanding, pro forma, shares issued and outstanding, pro forma as adjusted	6	56
Additional paid-in capital	3,501	111,475
Deferred stock-based employee compensation	(2,162)	(2,162)
Accumulated other comprehensive income (loss)	(38)	(38)
Deficit accumulated during the development stage	(61,749)	(61,749)

Total stockholders’ equity (net capital deficiency)	(60,442)	47,582

Total capitalization	$47,582	$47,582	$

The outstanding share information set forth above is as of December 31, 2005, and excludes:

•	6,162,605 shares of common stock issuable upon the exercise of outstanding options to purchase our common stock, at a weighted average exercise price of $0.44 per share;

•	1,144,444 additional shares of common stock reserved for issuance under our 2001 Stock Option Plan; and

•	additional shares of common stock reserved for issuance under our 2006 Incentive Award Plan.

DILUTION

The historical net tangible book value of our common stock as of December 31, 2005 was a deficit of $60.5 million, or $9.26 per share. Historical net tangible book value per share is determined by dividing the net tangible book value by the number of outstanding shares of common stock, including unvested shares issued pursuant to early exercises of stock options. If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share and the pro forma as adjusted net tangible book value per share of our common stock.

After giving effect to the (i) automatic conversion of our outstanding preferred stock into common stock in connection with this offering and (ii) receipt of the net proceeds from the sale of              shares of common stock in this offering at an assumed initial public offering price of $             per share, after deducting underwriting discounts and commissions and estimated offering expenses, our pro forma as adjusted net tangible book value as of December 31, 2005 would have been approximately $             million, or $             per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $             per share to existing stockholders and an immediate dilution of $             per share to new investors purchasing shares of common stock in this offering.

The following table illustrates this dilution on a per share basis to new investors:

Assumed initial public offering price		$

Historical net tangible book value (deficit) per share as of December 31, 2005	$(9.26)
Increase per share attributable to conversion of preferred stock	10.10

Pro forma net tangible book value before this offering	0.84
Increase per share attributable to this offering

Pro forma net tangible book value, as adjusted to give effect to this offering

Dilution to new investors			$

The table below summarizes as of December 31, 2005, on a pro forma as adjusted basis described above, the number of shares of our common stock, the total consideration and the average price per share (i) paid to us by existing stockholders and (ii) to be paid by new investors purchasing shares of our common stock in this offering at an assumed initial public offering price of $             per share.

	Shares Purchased		Total Consideration
	Number	Percent	Amount	Percent	Average Price Per Share
Existing stockholders	56,246,884%		$109,446,681%		$1.95
New investors

Total		100.0%		$100.0%

The above discussion and tables are based on 56,246,884 shares of common stock issued and outstanding as of December 31, 2005, including 1,173,797 unvested shares issued pursuant to early exercises of stock options, and exclude:

•	6,162,605 shares of common stock issuable upon the exercise of outstanding options to purchase our common stock, at a weighted average exercise price of $0.44 per share;

•	1,144,444 additional shares of common stock reserved for issuance under our 2001 Stock Option Plan; and

•	additional shares of common stock reserved for issuance under our 2006 Incentive Award Plan.

To the extent that any outstanding options are exercised, new investors will experience further dilution.

SELECTED FINANCIAL DATA

The following selected financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus. We derived the statements of operations data for the period from inception (February 27, 2001) to December 31, 2001 and the year ended December 31, 2002, as well as the balance sheet data as of December 31, 2001, 2002 and 2003, from our audited financial statements not included in this prospectus. We derived the statements of operations data for the years ended December 31, 2003, 2004 and 2005 and for the period from inception (February 27, 2001) to December 31, 2005, as well the balance sheet data as of December 31, 2004 and 2005, from our audited financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of results to be expected in any future period.

	Period from inception (February 27, 2001) to December 31, 2001	Years ended December 31,				Period from inception (February 27, 2001) to December 31, 2005
		2002	2003	2004	2005
	(in thousands, except per share data)
Statements of operations data
Grant revenue	$—	$371	$1,330	$1,120	$56	$2,877
Operating expenses:
Research and development	1,044	4,037	10,930	14,687	17,670	48,368
General and administrative	602	2,212	3,691	5,212	6,848	18,565
Stock-based employee compensation	—	—	—	—	402	402

Total operating expenses	1,646	6,249	14,621	19,899	24,920	67,335

Loss from operations	(1,646)	(5,878)	(13,291)	(18,779)	(24,864)	(64,458)
Interest and other income, net	69	242	516	827	1,059	2,713
Interest expense	(4)	—	—	—	—	(4)

Net loss	$(1,581)	$(5,636)	$(12,775)	$(17,952)	$(23,805)	$(61,749)

Net loss per common share, basic and diluted	$(0.64)	$(1.97)	$(4.04)	$(4.73)	$(4.86)

Shares used in computing basic and diluted net loss per common share	2,480	2,854	3,161	3,793	4,894

Pro forma net loss per common share, basic and diluted (unaudited)					$(0.53)

Shares used in computing pro forma basic and diluted net loss per common share (unaudited)					44,836

Stock-based employee compensation relates to the following:
Research and development	$—	$—	$—	$—	$138	$138
General and administrative	—	—	—	—	264	264

	$—	$—	$—	$—	$402	$402

See Note 1 to our financial statements for a description of the method used to compute basic and diluted net loss per common share and pro forma basic and diluted net loss per common share.

	As of December 31,
	2001	2002	2003	2004	2005
	(in thousands)
Balance sheet data
Cash, cash equivalents and marketable securities	$3,801	$40,588	$63,883	$46,641	$50,522
Working capital	3,464	40,577	62,873	44,909	47,047
Total assets	3,876	41,872	65,231	48,030	52,264
Convertible preferred stock	4,941	48,000	82,944	82,944	108,024
Common stock and additional paid-in capital	122	245	328	460	3,507
Deferred stock-based employee compensation	—	—	—	—	(2,162)
Deficit accumulated during the development stage	(1,581)	(7,217)	(19,992)	(37,944)	(61,749)
Total stockholders’ equity (net capital deficiency)	(1,459)	(6,972)	(19,673)	(37,613)	(60,442)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

You should read the following discussion of our financial condition and results of operations in conjunction with the financial statements and the notes thereto included elsewhere in this prospectus. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in the “Risk Factors.”

Overview

We are a biopharmaceutical company focused on in-licensing, developing and commercializing novel therapies for the treatment of cancer. We currently have three clinical-stage oncology product candidates. Our lead product candidate, DN-101, is in a Phase 3 clinical trial for the treatment of androgen-independent prostate cancer, or AIPC. Our second lead product candidate, vinorelbine oral, is expected to enter into a Phase 3 clinical trial for the treatment of breast cancer in the second half of 2006. Our third product candidate, AQ4N, is expected to advance into a Phase 1/2 clinical trial in glioblastoma multiforme, in combination with radiation and chemotherapy in the second half of 2006.

We incorporated in February 2001 and continue to be a development stage company. We have devoted substantially all of our resources to the licensure and clinical development of our product candidates. We have generated a limited amount of grant revenue, and we have not generated any revenue from the sale of our products. To date we have funded our operations primarily through the private placement of equity securities. We have incurred a net loss for the year ended December 31, 2005 of $23.8 million and cumulative net losses of $61.7 million since our inception in 2001 through December 31, 2005. We expect our net losses to increase primarily due to our anticipated clinical trial activities. Clinical trials are costly, and as we continue to advance our product candidates through development, we expect our research and development expenses to increase significantly, especially as we continue our Phase 3 clinical trial of DN-101 for the treatment of patients with AIPC, and begin a Phase 3 clinical trial for vinorelbine oral for the treatment of breast cancer in the second half of 2006. As compared to Phase 1 and Phase 2 clinical trials, Phase 3 clinical trials are typically more expensive as they involve a greater number of patients, are conducted at multiple sites and sometimes in several countries, are conducted over a longer period of time and require greater quantities of drug product. In addition, we plan to expand our infrastructure and facilities and hire additional personnel, including clinical development, administrative, sales and marketing personnel. We are unable to predict when, if ever, we will be able to commence the sale of any of our product candidates.

Revenues

We have generated $2.9 million in grant revenues since our inception and do not expect to generate any revenues from the sale of our product candidates for at least several years.

Research and Development Expenses

Research and development expenses consist primarily of costs for: personnel, including salaries and benefits; regulatory activities; pre-clinical studies; clinical trials; materials and supplies; and allocations of other research and development-related costs. External research and development expenses include fees paid to other entities that manufacture our products for use in our clinical trials and that conduct certain research and development activities on our behalf. We recognize research and development expenses as they are incurred. Costs to acquire technologies to be used in research and development activities, but which have not reached technological feasibility and have no alternative future use, are expensed when incurred. Payments to licensors that relate to the achievement of pre-approval development milestones are recorded as research and development expense when incurred. Clinical trial costs are a significant component of our research and development expenses. Currently, we manage our clinical trials through independent medical investigators at their sites and at hospitals. We accrue research and development expenses for clinical trials based on estimates from our ongoing monitoring of the levels of patient enrollment and other activities at the investigator sites.

From inception in 2001 through December 31, 2005, we have incurred an aggregate of $48.4 million of research and development expenses. We expect that research and development expenses will increase significantly in the future as we progress our product candidates through the more expensive Phase 2 and Phase 3 clinical trials, start additional clinical trials, file for regulatory approvals, hire more employees and expand our infrastructure and facilities. Completion of clinical trials may take several years, although the length of these trials varies substantially according to the nature and complexity of the particular product candidate.

The following table provides a general estimated completion period for each phase of the clinical trials that we typically conduct:

Clinical Phase	Estimated Completion Period
Phase 1/2	0.5-1.5 Years
Phase 2	1.5-3.0 Years
Phase 3	3.0-5.0 Years

We initiated patient enrollment for our ASCENT-2 clinical trial of DN-101 in the first quarter of 2006 and expect to receive data from this trial in approximately three years.

The clinical development and regulatory approval processes inherently contain significant risks and uncertainties. Therefore, it is difficult to estimate the costs necessary to complete development projects. For example: we may experience delays or fail to obtain institutional review board approval to conduct clinical trials at a prospective site; we may experience delays or fail to reach agreement on acceptable clinical trial agreement terms or clinical trial protocols with prospective sites or investigators; patient enrollment may be slower than expected at trial sites due to factors including the limited number of, and substantial competition for, suitable patients with the particular types of cancer required for enrollment in our clinical trials; there is a limited number of, and substantial competition for, suitable sites to conduct our clinical trials; clinical trial sites may terminate our clinical trials; patients and medical investigators may be unwilling or unable to follow our clinical trial protocols; patients may fail to complete our clinical trials once enrolled; results from clinical trials may be unfavorable; and unforeseen safety issues may arise or regulatory agencies may deem data from clinical trials insufficient for marketing approval and may require additional clinical trials. Because of these risks and the other risks related to the timing and results of our clinical trials outlined in “Risk Factors” starting on page 7, the cost projections and development timelines related to our clinical development and regulatory programs may be materially impacted. Any failure or significant delay in completing clinical trials for our product candidates could materially harm our financial results and the commercial prospects for our product candidates.

The following table summarizes our research and development expenses for the years ended December 31, 2003, 2004 and 2005.

	Years ended December 31,
	2003	2004	2005
	(in thousands)
External research and development expenses
DN-101	$5,459	$6,418	$4,612
Vinorelbine oral	—	—	3,124
AQ4N	1,026	2,543	3,180
Other projects	15	99	565

Total external research and development costs	6,500	9,060	11,481
Internal research and development expenses	4,430	5,627	6,189

Total research and development expenses	$10,930	$14,687	$17,670

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and related costs for our personnel in executive, business development, marketing, human resources, external communications, finance and other administrative functions, as well as consulting costs, including market research and business consulting. Other costs include professional fees for legal and accounting services, insurance and facility costs. We anticipate that general and administrative expenses will increase significantly in the future as we continue to expand our operating activities and as a result of costs associated with being a public company. From inception through December 31, 2005, we have incurred an aggregate of $18.6 million of general and administrative expenses.

Critical Accounting Policies

The preparation of financial statements and related disclosures in conformity with U.S. generally accepted accounting principles requires us to make judgments, assumptions, and estimates that affect the amounts reported in the financial statements and accompanying notes. Our financial statements describe the significant accounting policies and methods used in the preparation of our financial statements. We consider the accounting policies described below to be affected by critical accounting estimates. Such accounting policies are impacted significantly by judgments, assumptions, and estimates used in the preparation of the financial statements, and actual results could differ materially from the amounts reported based on this policy.

Stock-Based Compensation

We account for employee stock options using the intrinsic-value method in accordance with the provisions of Accounting Principles Board, or APB, Opinion No. 25, Accounting for Stock Issued to Employees, Financial Accounting Standards Board, or FASB, Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB No. 25, and related interpretations and comply with the disclosure provisions of Statement of Financial Accounting Standards, or SFAS, No. 123, Accounting for Stock-Based Compensation, and SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure.

Given the absence of an active market for our common stock, our board of directors is required to estimate the fair value of our common stock. Our board of directors considered numerous objective and subjective factors in determining the value of our common stock at each option grant date, including the factors described below:

•	the option grants involved illiquid securities in a private company;

•	prices for our preferred stock, which we have sold to outside investors in arms-length transactions, and the rights, preferences and privileges of the preferred stock over the common stock, especially with respect to liquidation;

•	developments relating to the clinical development progress of our lead product candidate, DN-101;

•	developments relating to our acquisition, and the clinical development progress, of our other product candidates, vinorelbine oral and AQ4N;

•	our stage of development and business strategy;

•	the status of our efforts to build our management team; and

•	the likelihood of achieving a liquidity event for the shares of common stock underlying these options, such as an initial public offering or sale of the Company, given prevailing market conditions.

In connection with the preparation of the financial statements necessary for the filing of our initial public offering, we have reassessed the fair value of our common stock. We did not obtain a contemporaneous valuation from an unrelated valuation specialist during this period. In determining the reassessed fair value of the common stock as of each grant date, the factors identified in the previous paragraph were taken into account. We also considered other material factors and business developments in reassessing fair value as of the respective option grants that occurred between January and December 2005, including the following specific factors:

•	efficacy and safety trends identified in favor of DN-101 following the completion of the final analysis of the secondary efficacy endpoints of our ASCENT clinical trial;

•	receipt from our board of directors of approval to advance DN-101 in combination with Taxotere into a Phase 3 clinical trial for the treatment of AIPC;

•	in-licensing our third product candidate, vinorelbine oral, and the reiteration of support from our board of directors to advance DN-101 in combination with Taxotere into a Phase 3 clinical trial; and

•	our December 2005 sale of Series C convertible preferred stock at a price of $2.50 per share.

We have determined that, for accounting purposes, the estimated fair value of our common stock was greater than the exercise price for certain options granted to employees during the year ended December 31, 2005. As a result we have recorded deferred stock-based employee compensation of $2.6 million for these options. This deferred stock-based employee compensation will be amortized as a non-cash expense over the period in which the options vest, which is generally four years.

We recorded total stock-based compensation expense of $402,000 during the year ended December 31, 2005. The following table indicates the anticipated stock-based employee compensation expense that will be recorded in future periods related to deferred stock-based employee compensation for outstanding employee stock options as of December 31, 2005:

Year ending December 31,
2006	2007	2008	2009
(in thousands)
$616	$585	$585	$376

We account for stock issued to non-employees in accordance with the provisions of SFAS No. 123, as amended by SFAS No. 148, and the Emerging Issues Task Force Consensus on Issue No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services, using a fair value approach. The compensation costs of these arrangements are subject to re-measurement over the vesting terms as earned. For the years ended December 31, 2003, 2004 and 2005, and for the period from inception (February 27, 2001) to December 31, 2005, compensation expense related to non-employee stock option grants was $25,000, $22,000, $140,000 and $187,000, respectively.

Research and Development Costs

Research and development expenditures are charged to operations as incurred, pursuant to SFAS No. 2, Accounting for Research and Development Costs. Costs to acquire technologies to be used in research and development, but which have not reached technological feasibility and have no alternative future use, are expensed when incurred. Payments to licensors that relate to the achievement of pre-approval development milestones are recorded as research and development expense when incurred. Research and development costs for activities conducted through third parties with whom we contract are expensed as the costs are incurred. To the extent we make a payment to a third party vendor representing a refundable deposit, such payment is recorded as a prepaid expense. These third party vendors may include contract research organizations, third-party manufacturers of drug material and clinical supplies and other vendors. Investigator costs related to patient enrollment are accrued as patients enter the trial. We monitor patient enrollment levels and related activities to the extent possible through internal reviews and correspondence and discussions with external vendors in order to estimate our incurred expenses. Due to the possibility of incomplete or inaccurate information, we may underestimate or overestimate activity levels and related expenses associated with any of our clinical trials at a given point in time. In such an event, we would record adjustments to research and development expenses in future periods when the actual activity level becomes known.

Income Taxes

We use the liability method for accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax reporting bases of assets and liabilities and are measured using enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. Currently, there is no provision for income taxes, as we have incurred net losses to date. We have not recorded a benefit from our net operating loss carryforwards because we believe that it is uncertain that we will have sufficient income from future operations to realize the carryforwards prior to their expiration. Accordingly, we have established a valuation allowance against the deferred tax asset arising from the carryforwards. In the event that we were to determine that we would be able to realize our deferred tax assets in the future, an adjustment to the valuation allowance would increase net income in the period such determination was made. We believe that the most significant uncertainty that will impact the determination of our valuation allowance will be our estimation of the extent and timing of future net income, if any.

Utilization of the net operating loss carryforwards and credits may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of net operating loss carryforwards and credits before utilization.

Results of Operations

The following table reflects year over year changes in selected line items from our statements of operations (in thousands, except percentages):

	Years ended December 31,
	2003	2004	Change Year Over Year		2005	Change Year Over Year
Grant Revenue	$1,330	$1,120	$(210)	(16)%	$56	$(1,064)	(95)%
Research and Development Expenses	10,930	14,687	3,757	34	17,670	2,983	20
General and Administrative Expenses	3,691	5,212	1,521	41	6,848	1,636	31
Interest and Other Income, Net	516	827	311	60	1,059	232	28

Years ended December 31, 2005, 2004 and 2003

We have a limited operating history. We present below a comparison of our results of operations for the year ended December 31, 2005 compared to the year ended December 31, 2004 and for the year ended December 31, 2004 compared to the year ended December 31, 2003.

Grant Revenue

Grant revenue for the year ended December 31, 2005 was $0.1 million compared to $1.1 million for the year ended December 31, 2004 and $1.3 million for the year ended December 31, 2003. The decrease in grant revenue from 2004 to 2005 was due primarily to a lower number of development progress milestones achieved in 2005 under one of our two agreements with Aventis Pharmaceuticals, Inc. related to our DN-101 clinical studies. Approximately $0.5 million remains available for grant under these agreements. The $0.2 million decrease in grant revenue from 2003 to 2004 was due primarily to a lower number of development progress milestones achieved in 2004 on one of our two DN-101 clinical studies.

Research and Development Expenses

Research and development expenses for the year ended December 31, 2005 were $17.7 million compared to $14.7 million for the year ended December 31, 2004, an increase of $3.0 million. Research and development expenses associated with DN-101 were $7.3 million for the year ended December 31, 2005 compared to $9.5 million for the year ended December 31, 2004. This $2.2 million decrease was due primarily to the lower level of activity in our ASCENT clinical trial for DN-101 after completing the final analysis of our secondary efficacy endpoints in April 2005. Research and development expenses associated with vinorelbine oral were

$3.5 million for the year ended December 31, 2005, which primarily reflects our acquiring development and commercialization rights for, and commencing development activities on, vinorelbine oral. We did not have research and development expenses associated with vinorelbine oral for the year ended December 31, 2004 because we did not acquire our rights to vinorelbine oral until July 2005. Research and development expenses associated with AQ4N were $4.3 million for the year ended December 31, 2005 compared to $4.2 million for the year ended December 31, 2004. This $0.1 million increase resulted primarily from our commencing an additional AQ4N clinical trial in April 2005. Other research and development expenses were approximately $2.6 million for the year ended December 31, 2005 compared to $1.0 million for the year ended December 31, 2004. This $1.6 million increase resulted primarily from costs associated with higher internal staff levels and related external activities.

We expect that research and development expenses will increase significantly in the future as we advance our product candidates through Phase 2 and Phase 3 clinical trials, start additional clinical trials, file for regulatory approvals, hire more employees and expand our infrastructure and facilities.

Research and development expenses for the year ended December 31, 2004 were $14.7 million compared to $10.9 million for the year ended December 31, 2003, an increase of $3.8 million. Research and development expenses associated with DN-101 were $9.5 million for the year ended December 31, 2004 compared to $8.7 million for the year ended December 31, 2003. This $0.8 million increase was due primarily to advancing DN-101 through our ASCENT clinical trial, including conducting the primary endpoint analysis in July 2004 and continuing the trial thereafter. We did not have research and development expenses associated with vinorelbine oral for the years ended December 31, 2004 and 2003 because we did not acquire our rights to vinorelbine oral until July 2005. Research and development expenses associated with AQ4N were $4.2 million for the year ended December 31, 2004 compared to $1.1 million for the year ended December 31, 2003. The increase was primarily attributable to the fact that we did not acquire our rights to AQ4N until December 2003. We commenced our initial AQ4N clinical trial in September 2004. Other research and development expenses were approximately $1.0 million for the year ended December 31, 2004 and were $1.1 million for the year ended December 31, 2003.

General and Administrative Expenses

General and administrative expenses for the year ended December 31, 2005 were $6.8 million compared to $5.2 million for the year ended December 31, 2004. The $1.6 million increase in general and administrative expenses was due primarily to higher spending on patent, legal, audit and consulting services.

We anticipate that general and administrative expenses will increase significantly in the future as we continue to expand our operating activities and as a result of costs associated with being a public company, including costs associated with Sarbanes-Oxley compliance.

General and administrative expenses were $5.2 million for the year ended December 31, 2004 compared to $3.7 million for the year ended December 31, 2003. The $1.5 million increase in general and administrative expenses was primarily due to costs associated with higher internal staff levels and increased spending on patent, legal, audit and consulting services.

Stock-Based Employee Compensation

Stock-based employee compensation expense was $402,000 for the year ended December 31, 2005, of which $138,000 was related to research and development employees and $264,000 was related to general and administrative employees. We did not record stock-based employee compensation expense for the years ended December 31, 2004 and 2003.

Interest and Other Income, Net

Interest and other income, net, for the year ended December 31, 2005 was $1.1 million compared to $0.8 million for the year ended December 31, 2004. The 2005 increase resulted primarily from increased yields, which were partially offset by lower investment balances throughout most of 2005.

Interest and other income, net for the year ended December 31, 2004 was $0.8 million compared to $0.5 million for the year ended December 31, 2003. The 2004 increase was principally attributable to the interest earned on the higher investment balances, which reflect the $34.9 million in net proceeds from the sale of our Series C convertible preferred stock in December 2003.

Income Taxes

We have incurred net operating losses for the years ended December 31, 2005, 2004 and 2003 and, accordingly, we did not pay or record any federal or state income taxes. As of December 31, 2005, we had net operating loss carryforwards for federal income tax purposes of approximately $59.6 million and research credits of approximately $922,000, which expire beginning in the year 2021. We also had a state net operating loss carryforward of approximately $59.7 million, which expires beginning in 2011. We also had state research credits of approximately $791,000, which have no expiration date.

We have not recorded a benefit from our net operating loss carryforwards because we believe that it is uncertain that we will have sufficient income from future operations to realize the carryforwards prior to their expiration. Accordingly, we have established a valuation allowance against the deferred tax asset arising from the carryforwards.

Utilization of the net operating loss carryforwards and credits may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of net operating loss carryforwards and credits before utilization.

Liquidity and Capital Resources

We have incurred net losses of $61.7 million since inception through December 31, 2005. We have generated a limited amount of revenue, and do not expect to generate revenue from product candidates for several years. Since inception, we have funded our operations primarily through the private placement of our preferred stock. We raised net proceeds of $12.1 million through the sale of our Series A convertible preferred stock in 2001 and 2002, $35.9 million through the sale of our Series B convertible preferred stock in 2002 and $34.9 million through the sale of our Series C convertible preferred stock in December 2003. In addition, we raised net proceeds of $25.1 million through an additional sale of our Series C convertible preferred stock in December 2005.

At December 31, 2005, we had cash, cash equivalents and marketable securities of $50.5 million. At December 31, 2005, our cash and cash equivalents were $36.0 million as compared to $8.2 million at December 31, 2004.

Net cash used in operating activities for the years ended December 31, 2005, 2004 and 2003 was $21.5 million, $17.1 million and $11.5 million, respectively. For the year ended December 31, 2005, cash used in operations was attributable primarily to our net loss, partially offset by an increase in accounts payable and accrued liabilities resulting principally from increased research and development activities and non-cash charges related to the amortization of deferred stock-based compensation. For the year ended December 31, 2004, cash used in operations was attributable primarily to our net loss. For the year ended December 31, 2003, cash used in operations was attributable primarily to our net loss, partially offset by an increase in accounts payable and accrued liabilities resulting primarily from increased research and development activities.

Net cash provided by investing activities was $23.9 million for the year ended December 31, 2005 due primarily to net maturities of short-term investments partially offset by purchases of property and equipment. Net cash provided by investing activities was $1.0 million for the year ended December 31, 2004 due primarily to net maturities of short-term investments, partially offset by purchases of property and equipment. For the year ended December 31, 2003, net cash used in investing activities was $9.3 million due primarily to net purchases of short-term investments and purchases of property and equipment.

Net cash provided by financing activities for the years ended December 31, 2005, 2004 and 2003 was $25.4 million, $0.1 million and $35.0 million, respectively. Net cash provided by financing activities in 2005 was primarily related to the sale of convertible preferred stock. Net cash provided by financing activities in 2004 was related to proceeds from the issuance of our common stock from the exercise of stock options. Net cash provided by financing activities in 2003 was primarily attributable to the sale of convertible preferred stock.

Developing drugs, conducting clinical trials, and commercializing products is expensive. Our future funding requirements will depend on many factors, including:

•	the progress and costs of our clinical trials and other research and development activities;

•	the costs of in-licensing additional product candidates;

•	the costs and timing of obtaining regulatory approval;

•	the costs of filing, prosecuting, defending and enforcing any patent applications, claims, patents and other intellectual property rights;

•	the costs and timing of securing manufacturing capabilities for our clinical product candidates and commercial products, if any;

•	the costs of establishing sales, marketing and distribution capabilities; and

•	the terms and timing of any collaborative, licensing and other arrangements that we may establish.

We expect to incur losses from operations in the future. We expect to incur increasing research and development expenses, including expenses related to clinical trials and additional personnel. We expect that our general and administrative expenses will increase in the future as we expand our staff, add infrastructure and incur additional expenses related to being a public company, including directors’ and officers’ insurance, investor relations and increased professional fees.

We believe that the net proceeds from this offering, together with our cash balance at December 31, 2005, will be sufficient to fund our projected operating requirements for at least the next 12 months, including our planned clinical trials of DN-101, vinorelbine oral and AQ4N, the initial development of a sales and marketing effort, working capital and general corporate purposes. However, we may need to raise additional capital or incur indebtedness to continue to fund our operations in the future. Our ability to raise additional funds will depend on financial, economic and market conditions, as well as other factors, many of which are beyond our control. There can be no assurance that sufficient funds will be available to us when required or on satisfactory terms. If necessary funds are not available, we may have to delay, reduce the scope of or eliminate some of our research and development activities, which could delay the time to market for any of our product candidates. We may also need to seek funds through arrangements with collaborators or others that may require us to relinquish rights to certain product candidates that we might otherwise seek to develop or commercialize independently.

Obligations and Commitments

We are obligated to make future minimum lease payments under an operating lease agreement as follows:

	2006	2007	Total
	(in millions)
Operating lease	$0.5	$0.2	$0.7

In June 2001, we entered into an exclusive, worldwide license with the Oregon Health & Science University, or OHSU, to utilize specific technology under patent rights and know-how related to the use of calcitriol and its analogs. In connection with entering into this license, we issued 800,000 shares of our common stock to OHSU. Because the technology licensed related to a patent application for a method of use utilized in research and development, and because there was no alternative future use for the technology, we recorded the fair value of the licensed technology as $120,000, based on the fair value of the shares issued, for research and development expense. Under the terms of the agreement, we have made or will make certain milestone payments to OHSU upon the occurrence of certain regulatory events related to DN-101. Payments to OHSU that relate to pre-approval development milestones are recorded as research and development expense when incurred. We are obligated to pay to OHSU certain royalties on net sales of DN-101, which royalty rate may be reduced in the event that we must pay certain additional royalties under patent licenses entered into with third parties in order to manufacture, use or sell DN-101. We have agreed to pay OHSU a certain percentage of any sub-license revenues we receive. We have also agreed to reimburse OHSU for all reasonable fees and costs related to the preparation, filing, prosecution and maintenance of the patent rights underlying the agreement, and we have agreed to indemnify OHSU and certain of its affiliates against liability arising out of the exercise of patent rights under the agreement. This agreement will expire upon the expiration of the last-to-expire licensed patent. Furthermore, in addition to customary termination provisions for breach or bankruptcy, OHSU may also terminate the license agreement if we do not proceed reasonably with the development and practical application of the products and processes covered under the license or do not keep the products and processes covered under the license reasonably available to the public after commencing commercial use.

In July 2002, we acquired an exclusive, worldwide license from the University of Pittsburgh to utilize specific technology under certain patents and know-how applicable to DN-101. In exchange for this license, we issued 50,000 shares of common stock and paid cash consideration of $100,000 to the University of Pittsburgh. We recorded the value of the issuance of the common stock as $9,000, based on the fair value of the shares on the date of issuance. We capitalized the licensed patent rights of $109,000, included in “Other assets” on the accompanying balance sheet, and are amortizing the asset over the estimated useful life of the patents, or approximately 15 years. The carrying value of the licensed patent rights was $87,000 at December 31, 2005, and the amortization for fiscal years ending December 31, 2006 through 2010 is expected to be $7,000 per year. In addition, we are obligated to issue an additional 50,000 shares of our common stock to the University of Pittsburgh upon the issuance of certain claims included in one of several U.S. patent applications that are subject to this license. Under the terms of the license agreement, we are obligated to pay the University of Pittsburgh certain royalties on net sales of DN-101 when used in combination with certain chemotherapies. The royalty rate may be reduced in the event that we must pay certain additional royalties under patent licenses entered into with third parties in order to manufacture, use or sell DN-101. We are obligated to make certain annual minimum royalty payments to the University of Pittsburgh, which amounts are creditable against our royalty obligations that are actually due in any calendar year. This minimum royalty payment obligation began in July 2003. Minimum royalty payments to the University of Pittsburgh in advance of DN-101 marketing approval are recorded as research and development expense when incurred. We have agreed to pay the University of Pittsburgh a certain percentage of any sub-license revenues we receive. We have also agreed to reimburse the University of Pittsburgh for all reasonable fees and costs related to the filing prosecution and maintenance of the patent rights underlying the agreement. This agreement will expire upon the expiration of the last-to-expire licensed patent.

In December 2003, we entered into a license agreement with KuDOS Pharmaceuticals Limited, or KuDOS. Under our license agreement, we obtained exclusive, royalty-bearing licenses to certain KuDOS patents and know-how and an exclusive license to certain patents and know-how acquired or to be acquired by KuDOS from a third party to our AQ4N product for all human therapeutic, prophylactic and diagnostic uses in the United States, Canada and Mexico. We also received a sub-license to certain patents relating to AQ4N from a third party licensor to KuDOS. Upon signing the agreement in December 2003, we paid KuDOS an up-front fee, which was recorded as research and development expense in the period because the licensed technology was incomplete and had no alternative future use. Under the terms of the agreement, we have made or are obligated to make certain milestone payments to KuDOS. Payments to KuDOS that relate to pre-approval development milestones are recorded as research and development expense when incurred. In addition to the foregoing payments, we are obligated to pay to KuDOS certain annual royalties on net sales of AQ4N, which royalty rate may be reduced in the event that we must pay certain additional royalties under patent licenses to third parties in order to manufacture, use or sell AQ4N in the United States, Canada and Mexico. We have agreed to pay KuDOS a certain percentage of any sub-license revenues we receive. Generally, we and KuDOS will each bear our separate costs of development and commercialization, although certain manufacturing process development costs will be shared equally by KuDOS and us. This agreement will expire upon the expiration of the last-to-expire licensed patent or the expiration or termination of KuDOS’ obligation to pay royalties pursuant to its license for AQ4N.

Furthermore, in addition to customary termination provisions, including for breach and bankruptcy, KuDOS may terminate the license agreement if we directly or indirectly oppose or assist any third party in opposing KuDOS’ patents in the United States, Canada or Mexico.

In July 2005, we acquired from Pierre Fabre Medicament, or Pierre Fabre, an exclusive royalty-bearing license under certain patents and know-how to vinorelbine formulated in a softgel capsule, or vinorelbine oral, for all human therapeutic, prophylactic and diagnostic uses in the field of oncology in the United States and Canada. We also acquired Pierre Fabre’s rights to a third party’s formulation and manufacturing patents in the United States and Canada. We granted Pierre Fabre an exclusive, fully paid-up and royalty free license to improvements to vinorelbine oral outside of the United States and Canada, including a license to improvements made by us to vinorelbine oral. Under a supply agreement with Pierre Fabre entered into at the same time we are obligated to purchase from Pierre Fabre our total requirements of placebo and vinorelbine oral to be used in our clinical trials for the use of vinorelbine oral in the United States and Canada. We are obligated to market vinorelbine oral under a Pierre Fabre trademark pursuant to our trademark agreement with Pierre Fabre. Under the terms of the agreements, we made an upfront license payment to Pierre Fabre upon signing the agreements in July 2005, which was recorded as research and development expense in the period because vinorelbine oral is a development stage product in our licensed territory. Additionally, we have made or are obligated to make certain milestone payments to Pierre Fabre. Payments to Pierre Fabre that relate to pre-approval development milestones are recorded as research and development expense when incurred. We are also obligated to make additional payments to Pierre Fabre in the event that annual sales of vinorelbine oral exceed certain revenue benchmarks. We are further obligated to make certain royalty payments to Pierre Fabre based on net sales of vinorelbine oral, which rate may be reduced in the event of the presence of a generic version of vinorelbine oral or a competing product. We have also agreed to pay Pierre Fabre a certain percentage of any sub-license revenues we receive.

If the results of U.S. clinical trials do not allow us to file an initial NDA with the FDA for vinorelbine oral for the indication then under development, we have the right to terminate the license agreement and our development of vinorelbine oral. Pierre Fabre may terminate the license agreement if we fail to make diligent efforts to develop or seek regulatory approval for a vinorelbine oral product, if we challenge or contest other Pierre Fabre patents or market a Competing Product, as defined in the agreement, or if we fail to meet certain minimum sales requirements for any two consecutive years following market launch. In addition to customary termination provisions, including for breach or bankruptcy, if we fail to prepare and deliver the development plan for Canada within 180 days from the end of Phase 2 meeting with the FDA, Pierre Fabre will have the right to terminate our license in Canada. In addition, we have certain limited rights to terminate the license agreement, if the FDA requires us to undertake certain material additional development activities in order for us to gain regulatory approval for vinorelbine oral.

Under the terms of the above license agreements, we have made as of December 31, 2005 and may be obligated in the future to make payments as follows:

Total Obligations under Key Product Candidate License Agreements

(in millions)

	Payments through December 31, 2005	Pre-approval Estimates *		Approval and Post-approval Estimates**	Total
		2006	After 2006
Milestone payments	$5.3	$2.0	$2.8	$11.7	$21.8
Minimum royalty obligations	0.4	0.2	0.4	—	1.0

Total	$5.7	$2.2	$3.2	$11.7	$22.8

*	The amounts listed in “Pre-approval” represent estimated cash payments to be made by us prior to the receipt of marketing approval from the FDA or appropriate regulatory agency.

**	The amounts listed under “Approval and Post-approval” represent estimated cash payments to be made by us after we receive FDA approval for a particular product.

Recent Accounting Standards

Share-Based Payment

In December 2004, the FASB issued SFAS No. 123R, Share-Based Payment, which replaces SFAS No. 123. SFAS No. 123R requires companies to recognize an expense for share-based payment arrangements, including stock options and employee stock purchase plans, as of the beginning of the first fiscal year that starts after June 15, 2005. The statement eliminates a company’s ability to account for share-based compensation transactions using APB No. 25 and generally requires instead that such transactions be accounted for using a fair-value based method. SFAS No. 123R requires an entity to measure the cost of employee services received in exchange for an award of equity instruments based on the fair value of the award on the date of grant and to recognize the cost over the period during which the employee is required to provide service in exchange for the award. Upon adoption of SFAS No. 123R, companies are allowed to select one of three alternative transition methods, each of which has different financial reporting implications. We are required to adopt SFAS No. 123R beginning January 1, 2006 and currently expect to use the prospective transition method and the Black-Scholes valuation methodology. Current estimates of option values using the minimum-value method (as shown above under “Stock-Based Compensation”) are not expected to be indicative of results from valuation methodologies ultimately implemented by us upon adoption of SFAS No. 123R, which will increase the level of our compensation expense.

Identification of Impaired Investments

In March 2004, the FASB approved the consensus reached on EITF Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments (“EITF 03-1”). EITF 03-1 provides new guidance for evaluating impairment losses on debt and equity investments, as well as new disclosure requirements for investments that are determined to be other-than-temporarily impaired. In September 2004, the FASB approved the issuance of a FASB Staff Position to delay the requirement to record impairment losses under EITF 03-1. In June 2005, the FASB decided not to provide additional guidance on the meaning of other-than-temporary impairment under EITF 03-1. In November 2005, the FASB issued Staff Position Paper (“FSP”) 115-1, The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments (“FSP 115-1”), superseding EITF 03-1. FSP 115-1 replaced the accounting guidance on the determination of whether an investment is other-than-temporarily impaired as set forth in EITF 03-1 with references to existing other-than-temporary impairment guidance. FSP 115-1 will be effective for other-than-temporary impairment analyses conducted in periods beginning after December 15, 2005. We do not expect FSP 115-1 to have a material impact on our financial position or results of operations.

Quantitative and Qualitative Disclosure of Market Risks

Our concentration of credit risk consists principally of cash, cash equivalents, and short-term investments. Our exposure to market risk is limited primarily to interest income sensitivity, which is affected by changes in the general level of United States interest rates, particularly because the majority of our investments are in short-term debt securities.

Our investment policy restricts investments to high-quality investments and limits the amounts invested with any one issuer, industry, or geographic area. The goals of our investment policy are as follows: preservation of capital; fulfillment of liquidity needs; above-market returns versus industry averages; and fiduciary control of cash and investments. Some of the securities in which we invest may be subject to market risk. This means that a change in prevailing interest rates may cause the principal amount of the investment to fluctuate. For example, if we hold a security that was issued with an interest rate fixed at the then-prevailing rate and the prevailing interest rate later rises, the principal amount of our investment will probably decline. To minimize this risk, in accordance with our investment policy, we maintain our portfolio of cash equivalents, short-term marketable securities and restricted cash in a variety of securities, including commercial paper, money market funds, government and non-government debt securities and certificates of deposit. The risk associated with fluctuating interest rates is limited to our investment portfolio. As of December 31, 2005, all of our investments were in money market accounts, certificates of deposit or investment grade corporate debt obligations and U.S. government securities. Due to the short-term nature of these investments, a 10% movement in market interest rates would not have a material impact on the total fair market value of our portfolio as of December 31, 2005.

BUSINESS

Overview

We are a biopharmaceutical company focused on in-licensing, developing and commercializing novel therapies for the treatment of cancer. We currently have three clinical-stage oncology product candidates. Our lead product candidate, DN-101, is in a Phase 3 clinical trial for the treatment of androgen-independent prostate cancer, or AIPC, which is the stage of prostate cancer when the disease is no longer driven or affected by male hormones. Our second lead product candidate, vinorelbine oral, is expected to enter into a Phase 3 clinical trial for the treatment of breast cancer in the second half of 2006. Our third product candidate, AQ4N, is expected to advance into a Phase 1/2 clinical trial in glioblastoma multiforme, the most aggressive form of brain cancer, in combination with radiation and chemotherapy in the second half of 2006.

Our highly experienced team uses its expertise in oncology product development to identify, license and develop novel therapeutics with the potential to improve clinical outcomes for cancer patients. We also seek to develop anti-cancer agents that may reduce the toxicities associated with current treatments. In addition, we attempt to mitigate development risks for our product candidates by licensing product candidates with well-characterized mechanisms of action and supportive pre-clinical or clinical data. We believe that our oncology development expertise enables our team to design efficient clinical development and commercialization programs that could provide cancer patients with improved treatment options over current standards of care.

Product Development Programs

We are rapidly advancing our product candidates through clinical development. The following chart shows the lead indication, clinical status and commercial rights for each of our product candidates:

Product Candidate	Lead Cancer Indication	Clinical Status	Our Commercial Rights
DN-101	Androgen-independent prostate cancer	Phase 3	Worldwide

Vinorelbine oral	Metastatic breast cancer	Phase 3*	United States & Canada

AQ4N	Glioblastoma multiforme	Phase 1/2**	United States, Canada & Mexico

*	We expect to commence a Phase 3 clinical trial in the second half of 2006.
**	We expect to commence a Phase 1/2 clinical trial in the second half of 2006.

We expect each of our product candidates to have clinical application across multiple tumor types. We also plan to initiate studies in additional cancer indications and participate in one or more investigator-sponsored trials for our product candidates. Our total research and development expenses for the years ended December 31, 2002, 2003, 2004 and 2005 were $4.0 million, $10.9 million, $14.7 million and $17.7 million, respectively. We had accumulated research and development expenses of $48.4 million for the period from inception (February 27, 2001) to December 31, 2005.

Our Lead Product Candidate, DN-101

We are developing DN-101 as a novel, oral anti-cancer agent with applicability to multiple tumor types and for use in combination with a number of chemotherapeutic agents. We are targeting AIPC as our initial indication for DN-101. We are currently conducting a 900-patient Phase 3 clinical trial entitled AIPC Study of Calcitriol ENhancing Taxotere, referred to as our ASCENT-2 clinical trial, for the treatment of patients with AIPC. Our ASCENT-2 clinical trial seeks to confirm the survival and safety results observed in our ASCENT Phase 2/3 clinical trial, referred to as our ASCENT clinical trial. According to the American Cancer Society, prostate cancer is the second leading cause of cancer death in men, with 30,400 deaths in the United States in 2005.

DN-101 Background

DN-101 is a proprietary, convenient-to-use, high-dose oral formulation of calcitriol designed for cancer therapy. Calcitriol is a naturally occurring hormone and the most biologically active form of vitamin D. At normal levels in the body, the primary role of calcitriol is to act on the intestine, bone and kidney to increase serum calcium and decrease phosphate levels. Commercially available low-dose formulations of calcitriol have been used systemically for the management of calcium levels in end-stage renal disease since 1978.

While calcitriol has been used primarily for its calcium regulatory activities, it is also involved in a variety of other physiological processes. Calcitriol acts by binding to the vitamin D receptor, or VDR, a member of the nuclear receptor superfamily of transcription factors. VDR is found in over 30 tissues, including intestine, kidney, bone, brain, stomach, heart, pancreas, skin, colon, ovary, breast, prostate and activated lymphocytes. Once activated by calcitriol, VDR regulates transcription of a wide variety of genes, including those responsible for the growth and differentiation of normal and malignant cells.

Accordingly, calcitriol has exhibited effective anti-cancer activity at high dosage levels in multiple pre-clinical tumor models. These anti-cancer effects appear to result from calcitriol’s ability to induce differentiation, anti-proliferative activity, cell cycle arrest and apoptosis. In addition, pre-clinical data indicate that transient high plasma levels are sufficient to induce anti-cancer activities in multiple tumor cell lines and in animal models of cancer including prostate, breast, colon, head and neck, lymphoma and myeloma. Several in vitro and in vivo pre-clinical evaluations have also demonstrated that high doses of calcitriol can be effective alone or in combination with widely-used chemotherapeutic agents, including the taxanes, the platinums, dexamethasone, doxorubicin, mitoxantrone, and gemcitabine, as well as nonsteroidal anti-inflammatory drugs.

In spite of these encouraging pre-clinical observations, the known side effects of high doses of calcitriol, primarily life-threatening excessive levels of calcium in the blood, or hypercalcemia, have prevented investigators from studying calcitriol in humans at the high dosage levels required to induce anti-cancer effects. For example, previous studies for the treatment of cancer evaluated daily dosing of a marketed formulation of calcitriol known as Rocaltrol®, that is used in the treatment of renal disease, but the daily dose of Rocaltrol could be escalated only modestly before the development of hypercalcemia in patients was observed.

Investigators at Oregon Health & Science University, or OHSU, overcame this obstacle in 1998 with the discovery of a novel and proprietary dosing regimen capable of delivering the high concentrations of calcitriol necessary to achieve an anti-cancer effect without inducing hypercalcemia. The proprietary dosing regimen used high doses of calcitriol administered once a week in order to achieve the transient levels of calcitriol in plasma necessary for an anti-cancer effect. This dosing regimen allowed the body to clear calcitriol before inducing hypercalcemia. In one of OHSU’s Phase 2 clinical trials, high-dose calcitriol was administered weekly to 37 AIPC patients in combination with weekly Taxotere®. This combination trial not only showed that transient high concentrations of calcitriol could be delivered in humans safely, but also that levels of Prostate Specific Antigen, or PSA, a biomarker of prostate cancer, declined by 50% or greater in 81% of the patients. Activity in measurable disease and survival also suggested that the high-dose calcitriol and Taxotere combination may be more active than Taxotere alone, with a comparable safety profile. OHSU has patented and has patent applications pending for methods relating to the treatment of hyperproliferative diseases, which are diseases characterized by abnormal proliferation of cells, with the dosing regimen for calcitriol and analogs using its novel and proprietary dosing regimen capable of administering high doses of calcitriol without inducing hypercalcemia, which we refer to as high-dose pulse administration technology, or HDPA.

The OHSU trials demonstrated that HDPA allows for the delivery of therapeutic doses of calcitriol. However, there are significant limitations with commercially available formulations of calcitriol, including lack of convenient administration, inconsistent absorption and gastric complications. For example, during the OHSU trials, AIPC patients were required to ingest 60 to 90 Rocaltrol capsules to achieve therapeutic doses, resulting in gastric and absorption complications.

We licensed exclusive, worldwide rights from OHSU to HDPA for use with calcitriol and its analogs, and we subsequently developed DN-101 as our proprietary formulation that we believe is capable of delivering in a single pill a predictable therapeutic level of calcitriol without the gastrointestinal and absorption complications associated with delivering high-dose pulse administration of commercially available formulations. We filed an investigational new drug application, or IND, for DN-101 in February 2002.

DN-101 in the Treatment of AIPC

Market Opportunity

According to the American Cancer Society, prostate cancer is the second leading cause of cancer death in men with approximately 232,100 new cases and 30,400 deaths in the United States in 2005. The mortality from this disease is expected to rise significantly in the United States with the aging of the “baby boomer” generation. The Prostate Cancer Foundation forecasts that without new interventions the number of deaths from prostate cancer in the United States will grow to approximately 68,000 annually by 2025.

We believe the annual deaths from prostate cancer is a reasonable estimate for the number of new AIPC patients each year as patients rarely die of prostate cancer in the early stages of the disease. As of 2004, approximately 60% of AIPC patients received Taxotere treatment. We believe this percentage will increase over time as physicians become aware of the survival benefits of first-line Taxotere treatment as reported in the TAX327 study reported at the American Society of Clinical Oncology Annual Meeting in 2004.

Current Treatment

Prostate cancer is usually diagnosed by a PSA blood test or a digital rectal exam, followed by a biopsy. PSA is a substance produced primarily, if not solely, in the prostate gland, a high level of which may indicate the presence of cancer. Primary treatment of prostate cancer is usually either surgical removal or ablation through radiation of the prostate. When the disease is diagnosed early, primary treatment is most often curative. After primary treatment, patients continue to be followed by their physicians. If high levels of PSA are detected in periodic blood tests, it is an indication that cancerous cells may have spread beyond the prostate and that the cancer is recurrent.

For recurrent prostate cancer, androgen ablation therapy is often prescribed to retard the growth of the cancer at this stage of the disease and is generally effective in reducing PSA to or near undetectable levels. Androgen ablation therapy is generally effective for 12 to 18 months of treatment, when patients may again experience a rise in their PSA levels. Upon progression to this stage, the patient is considered androgen-independent, which is referred to as androgen-independent prostate cancer, or AIPC. At this stage, patients become eligible for first-line chemotherapy with Taxotere. The mortality of prostate cancer is primarily associated with patients at the AIPC-stage of the disease, as AIPC is uniformly fatal.

A number of treatments have been approved for AIPC. In 1981, estramustine was approved for palliative treatment of patients with metastatic and/or progressive carcinoma of the prostate. Beginning in 1996, the combination of mitoxantrone and prednisone was used for the palliation of symptoms related to progressive castrate metastatic disease and zoledronic acid was approved in 2001 for the palliative treatment of patients with documented bone metastases from solid tumors, in conjunction with standard hormone therapy. However, none of these approved agents have been shown in prospective randomized comparisons to prolong life.

In May 2004, Taxotere became the first agent approved in the United States for the treatment of AIPC that demonstrated an improvement in survival in a randomized Phase 3 clinical trial. The combination of Taxotere and prednisone was approved based on the results of an international, multicenter, Phase 3 clinical trial called TAX327 sponsored by Sanofi-Aventis S.A., or Sanofi-Aventis, in subjects with metastatic AIPC. The regimen of Taxotere every three weeks resulted in an observed median survival of 18.9 months and an estimated 32% improvement in overall survival compared to the mitoxantrone regimen. With Taxotere now established as the standard of care for first-line treatment in AIPC, a key focus of clinical research is to identify new approaches to build on the clinical benefits of Taxotere in this patient population.

The Opportunity for DN-101

Based on the results of our ASCENT clinical trial, we believe that the use of DN-101 in combination with weekly Taxotere will provide AIPC patients with an innovative cancer therapy that has a highly favorable risk-to-benefit profile, prolonging survival while mitigating the toxicities and complications normally associated with chemotherapy and the morbidity of the underlying disease. In our ASCENT-2 clinical trial, we seek to confirm the survival and safety benefits attributed to the addition of DN-101 to weekly Taxotere which were observed in our ASCENT clinical trial.

We believe that DN-101 may offer the following therapeutic and commercial benefits:

•	clinically meaningful overall survival improvement and favorable safety profile in patients with AIPC;

•	anti-cancer activity in multiple tumor types, including prostate, breast and colon, as suggested by pre-clinical data;

•	enhanced anti-cancer activity with multiple chemotherapy agents as suggested by pre-clinical data;

•	novel mechanism of action via a nuclear receptor, a member of a proven family of targets for drugs;

•	convenient, proprietary high-dose oral pill; and

•	exclusive worldwide rights protected by a multi-layer patent portfolio with significant remaining patent life.

Development Status and Strategy

Our ongoing ASCENT-2 clinical trial is designed to confirm the survival and safety benefits observed in our ASCENT clinical trial. Our ASCENT-2 clinical trial is a randomized, open-label, multicenter trial in which we expect to enroll approximately 900 patients, or 450 patients per arm, at centers primarily in the United States and Canada. Our ASCENT-2 clinical trial will compare the weekly dosing regimen of DN-101 and Taxotere, used in our ASCENT clinical trial, with the currently approved regimen for Taxotere, dosed every three weeks in combination with prednisone. It is anticipated that data from our ASCENT-2 clinical trial will be available in approximately three years.

The primary endpoint of our ASCENT-2 clinical trial is Overall Survival, which is defined as the time between the date of randomization and the date of death, regardless of cause. We believe an improvement in Overall Survival is recognized as the most meaningful outcome in AIPC and was the endpoint used as the basis for approval by the FDA in 2004 of Taxotere, which is the current chemotherapeutic standard of care for the first-line treatment of AIPC.

We have established the secondary endpoints for our ASCENT-2 trial based on the safety and efficacy results observed in our ASCENT clinical trial. The secondary endpoints are: (i) Thromboembolic Event Rate, which is defined as a myocardial infarction, cerebrovascular infarction, pulmonary embolism, deep venous thrombosis, or an arterial thrombosis, and (ii) Duration of Skeletal Related Event-Free Survival. Skeletal related events are defined as pathologic bone fracture, spinal cord compression, surgery to the bone, or radiation therapy to the bone. To evaluate the safety and tolerability of the DN-101 arm, the serious adverse event rate and gastrointestinal event rate are specified as safety endpoint analyses.

We believe the similarity of the designs of our ASCENT-2 clinical trial, our ASCENT clinical trial and Sanofi-Aventis’s TAX327 trial allowed us to use the results of the latter two trials to determine the size and statistical power of our ongoing ASCENT-2 clinical trial with reasonable confidence.

Our ASCENT Clinical Trial

Our ASCENT clinical trial evaluated DN-101 in combination with weekly administration of Taxotere for the treatment of AIPC. We reported the results of our 250-patient, double-blind, placebo-controlled, multicenter ASCENT clinical trial at the American Society of Clinical Oncology meeting in May 2005.

The two trial treatment arms were:

•	DN-101 Arm. Once weekly DN-101 in combination with weekly Taxotere.

•	Placebo Arm. Once weekly placebo in combination with weekly Taxotere.

The primary endpoint for the ASCENT trial was a 50% reduction in PSA Response by six months. In patients with AIPC, many clinicians use increasing levels of PSA as an indicator of disease progression. The ASCENT trial was designed to detect an increase in the frequency of PSA Response from 45% of the patients in the placebo arm to 65% of the patients in the DN-101 arm. Although PSA Response rate may not be predictive of a clinical benefit for AIPC patients and has not been an acceptable registration endpoint for the FDA, we chose this as our primary endpoint in order to confirm and extend the results of OHSU’s Phase 2 clinical trial. However, we also included in our ASCENT clinical trial several clinically meaningful secondary endpoints that have been acceptable registration endpoints for the FDA, including Overall Survival and Duration of Skeletal Related Event-Free Survival. Other secondary endpoints included time to PSA Response, Tumor Response in patients with measurable disease, as well as safety and tolerability of the study treatment.

Results From Our ASCENT Clinical Trial

In July 2004, after the last randomized subject had been followed for six months, we conducted the primary efficacy analysis, which showed that a PSA Response was achieved by 58% of the subjects in the DN-101 arm compared to 49% in the placebo arm. This demonstrated a favorable trend toward the DN-101 arm, but this primary endpoint did not reach statistical significance, with a p-value equal to 0.160. A p-value is a statistical measure of significance, with a p-value of less than 0.050 indicating a statistically significant difference. The odds ratio for PSA Response was 0.70, supporting this favorable trend. An odds ratio of less than 1.0 favors the DN-101 arm as compared to the placebo arm. Based on the fact that we did not achieve statistical significance with our primary endpoint, the FDA has indicated to us that they consider all secondary endpoints from our ASCENT clinical trial to be exploratory.

While the addition of DN-101 to weekly Taxotere did not produce a statistically significant improvement in the PSA Response rate in the ASCENT clinical trial, the observed trend favored DN-101. In evaluating the meaning of these PSA Response data, we considered what has been learned about this endpoint since the ASCENT study was designed. Other recent studies have suggested that post-therapy PSA changes predict survival, but the fixed 50% reduction in PSA did not satisfy the criteria for surrogacy. TAX327 investigators reported similar findings, however, they found that the PSA decline rate could only explain approximately half of the observed survival differences. Thus, the limitations of the PSA Response as a predictor of a survival benefit have become more apparent.

The Median Time to PSA Response, a secondary endpoint, was 87 days in the DN-101 arm as compared to 163 days in the placebo arm, with a hazard ratio of 0.73 and a p-value of 0.057. A hazard ratio is a statistical measure of the time to occurrences of an event in the placebo group compared to the DN-101 group. A hazard ratio of less than 1.0 favors the DN-101 group relative to the placebo group. Some clinicians believe that a shorter time to PSA Response is associated with favorable clinical outcomes.

In April 2005, we completed the final analysis of our secondary efficacy endpoints. In our ASCENT clinical trial we observed a trend in favor of the DN-101 group in comparison to the placebo group in all evaluable pre-specified efficacy and safety endpoints. Overall Survival for the DN-101 group over the placebo group did show a statistically significant improvement, with a multivariate hazard ratio of 0.67, and a p-value equal to 0.035. The hazard ratio is a statistical measure of the ratio of deaths between the DN-101 group and the placebo group of the ASCENT trial. A hazard ratio of less than 1.0 indicates a reduction in the risk of death in the DN-101 group relative to the placebo group. The hazard ratio for overall survival of 0.67 means that the patients in the DN-101 group lived for an estimated 49% longer than those in the placebo group. The multivariate hazard ratio included pre-specified adjustments for patients’ baseline characteristics for hemoglobin and Eastern Cooperative Oncology Group performance status. The median survival in the placebo group was 16.4 months. The median survival in the DN-101 group was not reached, but is estimated to be 24.5 months using the multivariate hazard ratio. Following our analysis in April 2005, the ASCENT clinical trial continued, with clinical trial investigators and study subjects remaining blind to individual treatment assignments.

The data on the survival endpoint is summarized in the following table:

Overall Survival Endpoint(1)	Placebo + Taxotere (n = 125)	DN-101 + Taxotere (n = 125)	p-value
Hazard ratio — multivariate	0.67		0.035
Median survival (in months) — observed, and estimated using multivariate hazard ratio	16.4 (observed)	24.5 (estimated)

(1)	Based on final secondary endpoint analysis in April 2005

The Kaplan-Meier plot of the duration of overall survival is depicted in the figure below:

In the Kaplan-Meier plot above, the vertical axis reflects the probability of survival. The horizontal axis displays the number of months from randomization to death for the patients in the trial. The point at which either the DN-101 group or placebo group curve or line reaches median survival, i.e. the 0.50 probability of survival, corresponds to the time in months on the horizontal axis at which half of the subjects have died in either the DN-101 or placebo group. As was noted above, the observed median survival for the placebo group was 16.4 months, and an observed median survival was not reached for the DN-101 group. The hazard ratio compares the Overall Survival curve of the DN-101 group to that of the placebo group and assumes its consistency over time. It is a better representation of the overall risk of death of a patient on the DN-101 arm compared to the placebo arm than median survival.

Other efficacy results and findings from our analysis in April 2005 trended in favor of the DN-101 group as compared to the placebo group, including: skeletal morbidity-free survival, with a hazard ratio of 0.78, and a p-value equal to 0.130; and tumor response rates, with an odds ratio of 0.74, and a p-value equal to 0.510. Skeletal Morbidity-Free Survival was defined as the time between the date of first dose received and the date on which the skeletal-related event occurs or the date of death from any cause, whichever occurs first.

In addition, we believe that the survival outcome observed with DN-101 in combination with Taxotere is particularly noteworthy compared with the survival outcomes established in 2004 with Taxotere for the treatment of AIPC. The TAX327 study conducted by Sanofi-Aventis, which was used as pivotal for approval of Taxotere for the treatment of AIPC, evaluated both weekly and every three weeks administration of Taxotere in combination with prednisone as compared to mitoxantrone plus prednisone, the previous standard of care. For the primary endpoint of survival, the regimen of Taxotere every three weeks resulted in a statistically significant increase in Overall Survival compared to the mitoxantrone regimen, with a hazard ratio of 0.76, with a p-value equal to 0.009. In the TAX327 Phase 3 clinical trial, a median survival of 18.9 months was observed for subjects randomized to Taxotere every three weeks with prednisone. This became the FDA-approved dosage regimen, although treatment with weekly Taxotere is prescribed for selected patients. The regimen followed in our ASCENT clinical trial is suggestive of a median survival outcome of 24.5 months. In the TAX327 Phase 3 clinical trial, the median survival of the weekly dosing regimen of Taxotere was 17.4 months. The median survival of the placebo arm of weekly Taxotere was 16.4 months in our ASCENT clinical trial.

Safety Observations of ASCENT Clinical Trial

We made the following overall safety observations about DN-101:

•	produced only low grade, or mild, levels of elevated blood calcium or hypercalcemia that were asymptomatic in all patients;

•	added no detectable toxicities to Taxotere; and

•	appeared to mitigate the toxicities associated with Taxotere and the morbidity of the underlying disease.

These safety differences were initially observed by an independent Data Safety Monitoring Board early in the trial and subsequently by us during our safety analysis. In order to analyze the potential safety benefit of DN-101 an exploratory analysis was conducted in which the adverse events were grouped into the following clinically relevant categories to assess potential differences in the two trial arms, as shown in the table below.

	Placebo + Taxotere (n = 125)		DN-101 + Taxotere (n = 125)
Serious Adverse Event Class	%	#	%	#	p-value
Subjects reporting at least one event	41	51	27	34	0.023
Gastrointestinal	10	12	2	3	0.017
Thromboembolic	7	9	2	2	0.031
Pulmonary	6	7	2	3	0.200
Infection	10	12	6	7	0.230
Central Nervous System	0	0	1	1	0.310
Multifactorial(1)	24	30	17	21	0.160
Bleeding	3	4	5	6	0.520
Neuropathic	0	0	0	0	1.000

(1)	Multifactorial consists of all SAEs not otherwise classified above

Serious adverse events, or SAEs, were reported in 27% of subjects in the DN-101 group and 41% of subjects in the placebo group. This was an exploratory endpoint, with an odds ratio of 0.54 and a p-value equal to 0.023. In addition, there was a significant reduction in the frequency of both serious gastrointestinal events, with a p-value equal to 0.017, and serious thromboembolic events, with a p-value equal to 0.031.

Although the mechanisms by which observed beneficial effects of DN-101 on safety have not been fully elucidated, the reduction in thromboembolic events may be explained through the modulation of the extrinsic coagulation pathway by calcitriol. Calcitriol has been shown to up-regulate thrombomodulin, an anticoagulant, and down-regulate tissue factor, a procoagulant. The biological rationale for this activity by calcitriol was first characterized by a study in 1998. In addition, in studies of vitamin D receptor deficient “knockout” mice, the animals were observed to have a predisposition to thrombosis. Thus, the actions of calcitriol might be expected to reduce the incidence of complications of coagulation in an at-risk patient population. Given this body of data, we postulate that the differences observed in the frequency of thromboembolic events in the DN-101 group as compared to placebo group could represent the pharmacological effects of DN-101 on vascular events associated with thrombosis.

Given that Taxotere is known to cause gastrointestinal, or GI, adverse events in many treated patients, we sought a rationale to explain how DN-101 might prevent or reduce the severity of Taxotere-induced GI adverse events. One mechanism whereby DN-101 may reduce or prevent the GI toxicity of Taxotere is to reduce the rate of growth or induce temporary cell cycle arrest in the rapidly proliferative cells of the gastrointestinal tract rendering them less sensitive to the cytotoxic effects of Taxotere chemotherapy. Epidemiological and other studies have shown that higher levels of vitamin D metabolites are associated with reduced proliferation of epithelial cells in the gastrointestinal system.

A summary of the key results from the ASCENT clinical trial is shown in the chart below. The observed hazard ratio or odds ratio point estimate is shown as well as the statistically determined range of values for each of these results. If the same study were to be run 100 times, the observed hazard or odds ratio would be within this range in at least 95 of those studies. Each hazard ratio or odds ratio point estimate shown below is less than 1.0 and reflects a result that favors the DN-101 group as compared to the placebo group. The results for Overall Survival and Serious Adverse Events, with the high end of the time value range of hazard ratio or odds ratio of less than 1.0, are considered statistically significant.

Based on the results of our ASCENT clinical trial, we believe that the use of DN-101 in combination with Taxotere will provide AIPC patients with an innovative cancer therapy that has a highly favorable risk-to-benefit profile, prolonging survival while mitigating the toxicities and complications normally associated with chemotherapy and the morbidity of the underlying disease. In our ASCENT-2 clinical trial, we are attempting to confirm the results of our ASCENT clinical trial.

DN-101 in Other Cancer Indications

Beyond our ongoing ASCENT-2 clinical trial in AIPC, we will seek to develop DN-101 broadly as a non-toxic, oral anti-cancer therapy and study its potential in multiple cancers and in combination with several chemotherapeutic agents. Currently, our plans include an additional company-sponsored Phase 2 clinical trial and we seek to arrange multiple investigator-sponsored trials for DN-101 during 2006.

Our non-small cell lung cancer Phase 1/2 clinical trial, which began in August 2003, is a multicenter, open-label, dose-ranging study of DN-101 in combination with Taxotere in up to 92 patients with advanced (Stage III-B or IV) non-small cell lung cancer, who have failed previous therapy with platinum-based chemotherapy. The primary endpoints are to: (i) determine the maximum tolerated dose of DN-101 when administered weekly and every three weeks, in combination with Taxotere every three weeks; (ii) determine the objective tumor response rate; (iii) evaluate the effect of the combination on disease stabilization rate, duration of tumor response in patients who achieve response, time to disease progression, overall survival and one-year survival rate; and (iv) evaluate the safety of the combination of DN-101 and Taxotere in non-small cell lung cancer patients. As of February 7, 2006, 86 subjects have been enrolled in the trial.

We have also studied DN-101 in a Phase 2 clinical trial in Myelodysplastic Syndrome, a group of stem cell disorders. While DN-101 appeared to be safe and well-tolerated in these patients, only two patients demonstrated a meaningful response and we terminated this clinical trial.

Vinorelbine Oral

We are developing vinorelbine oral as an oral formulation of vinorelbine intravenous, or vinorelbine I.V., initially for the treatment of metastatic or advanced breast cancer.

We plan to initiate a Phase 3 clinical trial of vinorelbine oral in the treatment of patients with metastatic breast cancer who have failed approved treatments. We plan to initiate this trial in the second half of 2006. We anticipate that this study may lead to accelerated approval.

Vinorelbine I.V. and vinorelbine oral are chemotherapeutic agents that have been administered to over 1,000,000 patients since their first approval in Europe in 1989 and 2001, respectively. We view vinorelbine oral as a more convenient version of an established chemotherapeutic agent with a relatively benign safety profile. We believe that vinorelbine oral has the opportunity to be approved in the United States in the same indications for which the intravenous formulation is currently approved, as well as new cancer indications. We licensed U.S. and Canadian development and commercialization rights to vinorelbine oral from Pierre Fabre Medicament, S.A., or Pierre Fabre, in July 2005. Vinorelbine oral is protected by a recently issued U.S. patent.

Background on Vinorelbine

Vinorelbine I.V., or Navelbine® vinorelbine tartrate, is approved in more than 80 countries for one or more of the following indications: (i) advanced breast cancer, either in first-line metastatic treatment or for second-line treatment after anthracycline failure, (ii) lung cancer, as a single agent and in combination with platinum agents and (iii) prostate cancer. In most cases, vinorelbine I.V. is used in combination with other agents that are effective in treating advanced breast cancer, including capecitabine. Vinorelbine I.V. is also used as a single agent in this indication. In its intravenous formulation, vinorelbine is regarded as among the more tolerable chemotherapeutic agents and therefore beneficial for late-stage patients who are less tolerant to the toxicities associated with other chemotherapies.

In the United States, vinorelbine I.V. was approved in 1994 for use in non-small cell lung cancer as a single agent and in combination with cisplatin, a platinum agent, for Stage III and Stage IV patients. Prior to the advent of generic competition in 2003, estimates of the annual U.S. sales of vinorelbine I.V. were above $100 million, with approximately half from use in the treatment of non-small cell lung cancer and approximately half from use in the treatment of metastatic breast cancer. Vinorelbine I.V. has been more widely used outside of the United States where it has been actively promoted by Pierre Fabre.

Vinorelbine oral was first approved in Europe in 2001 and is currently approved in 27 countries for indications including the treatment of breast cancer, non-small cell lung cancer and prostate cancer. Its approval was based on clinical studies that established the biocomparability of vinorelbine oral with the intravenous formulation. Vinorelbine oral has never been approved for use in the United States.

The Opportunity for Vinorelbine Oral

Recent Changes to Medicare Eliminate the Competitive Disadvantage for Oral Oncology Agents.    Due to the reimbursement benefits and other economic incentives related to Medicare that historically favored intravenous agents, oral oncology agents were at a competitive disadvantage in the United States. Recently, legislative and administrative amendments to Medicare, including the addition of the Part D prescription drug benefit beginning in January 2006, have largely reversed the previous disincentives for oral oncology products. In developing vinorelbine oral, we intend to capitalize on this changing landscape by offering cancer patients and their physicians a convenient new therapeutic option that can be delivered orally, thereby eliminating the cost of infusions and avoiding the physical pain and clinical risks associated with intravenous therapy.

Convenience.    We believe that there is an attractive opportunity to develop and market oral anti-cancer agents with a manageable safety profile that can be conveniently administered at home. Of particular interest are regimens combining oral agents as well as the convenience of orally available products for treatments requiring a weekly dosing regimen, such as vinorelbine I.V. Studies have shown, assuming equal efficacy and tolerance, nearly 90% of cancer patients express a clear preference for oral chemotherapy. Vinorelbine oral is formulated in a liquid-filled soft gelatin capsule for oral administration with two dosages of 20 and 30 milligrams of vinorelbine base. This provides physicians the flexibility to deliver different oral dosages in a similar manner as they would the intravenous formulation.

New Indications and Novel Dosing Regimens.    We intend to initially target breast cancer where recent clinical experience suggests additional utility for this product candidate. We may develop vinorelbine oral for the treatment of other indications and in alternative dosing regimens, such as metronomic dosing, which the currently marketed formulations have not addressed. Vinorelbine oral is protected by a recently issued U.S. patent.

Market Opportunity

Currently, we plan to develop vinorelbine oral for the treatment of breast cancer. Breast cancer is the most frequently diagnosed cancer in women in the United States and is a major public health problem. In 2005 in the United States alone, an estimated 211,200 women were newly diagnosed with this disease and approximately 40,400 women died from the disease.

Vinorelbine I.V. is currently approved in the United States for non-small cell lung cancer. In the United States, lung cancer is the leading cause of death for both men and women. The American Cancer Society estimates that in 2005 there were approximately 172,600 new cases and 163,500 deaths from lung cancer in the United States. Non-small cell lung cancer accounts for approximately 80% of all lung cancer.

Development Status and Strategy

We have proposed to the FDA and they have supported our commencing a single arm monotherapy Phase 3 clinical trial of vinorelbine oral in metastatic breast cancer patients who have had prior exposure to a taxane, such as anthracycline and capecitibine. If the results of this clinical trial produce clinically meaningful benefits compared to the then current standard of care, we believe that this clinical trial could be the basis for accelerated approval. Additionally, the FDA has indicated to us that accelerated approval would be contingent on the initiation of a confirmatory Phase 3 clinical trial. We currently anticipate beginning the confirmatory clinical trial after the successful conclusion to the monotherapy clinical trial described previously.

AQ4N

We are developing AQ4N as a tissue-targeted prodrug, a chemotherapy that remains inactive in the body unless it is in the presence of certain types of tissues, for the treatment of solid tumors. We are studying AQ4N as a monotherapy and in combination with other chemotherapy agents and/or radiation. As a prodrug, AQ4N is inert until activated to become AQ4, a potent, topoisomerase II inhibitor. Topoisomerase II inhibitors act as chemotherapies by interfering with enzymes that control certain actions of DNA. The activation is designed to occur in cells and tissue that are oxygen starved, or hypoxic, and in lymphoid tissues. Hypoxic conditions are most frequently found in cancerous tumors. We and our collaborator, KuDOS Pharmaceuticals Limited, or KuDOS, have conducted safety and dosing studies of AQ4N both as a monotherapy and in combination with chemotherapy and/or radiation. We currently anticipate starting a Phase 1/2 clinical trial this year that will evaluate AQ4N in the treatment of glioblastoma multiforme, the most aggressive form of brain cancer, in combination with radiation and chemotherapy. In addition, we plan to initiate an additional investigator-sponsored Phase 1 or Phase 2 clinical trial in additional tumor types, including B-cell malignancies, a type of cancer that can arise in all lymphoid tissues where B-cells are normally produced. We acquired North American rights to develop and commercialize AQ4N from KuDOS in December 2003. In December 2005, AstraZeneca PLC, or AstraZeneca, announced that it had entered into an agreement to acquire KuDOS.

The Opportunity for AQ4N

AQ4N is a Tumor Targeting Prodrug.    AQ4N is designed to be an inactive, non-toxic, tissue targeted, intravenously-administered prodrug that is activated preferentially in hypoxic cells. Data collected to date shows that AQ4N is soluble in water and fat and diffuses into most, if not all, of the various tissues and cells in the body, effectively delivering the prodrug to all tissues, normal and malignant, even crossing the blood brain barrier.

Biopsy studies conducted by KuDOS in patients with a variety of tumor types have demonstrated that AQ4N appears to be selectively activated to AQ4 in cancerous tissues as compared to most adjacent normal tissues, which provide us with proof-of-concept for the tumor selective conversion of AQ4N to AQ4.

AQ4N Targets Hypoxic Tumors.    Hypoxia is an important distinguishing characteristic of tumors that limits the effectiveness of radiation and chemotherapy treatments. In vitro data indicate that the level of response to radiation and/or chemotherapy in hypoxic cells is one-third that of normally oxygenated, or normoxic, cells, thus limiting the effectiveness of these therapies. This lower response can be attributed to the fact that hypoxic cells replicate slower than normoxic cells making them less vulnerable to the chemotherapeutic agents that target rapidly dividing cells. In addition, oxygen plays a key role in the response of tumors to radiation and/or chemotherapy by facilitating the free radical damage that kills cells after radiation and some chemotherapies. Given that normal levels of oxygen play an important role in killing malignant cells, hypoxic cells are more likely to survive and then regrow, leading to treatment failure. AQ4N potentially addresses a significant unmet medical need, as few treatments effectively target the hypoxic cell populations of tumors.

AQ4N Has a Favorable Safety Profile.    We believe that an important differentiating feature of AQ4N is that since its activation is primarily intracellular, the opportunity for systemic toxicity should be reduced significantly in comparison to most cytotoxic chemotherapies. When not activated, AQ4N diffuses out of the tissues and is excreted as the inactive agent in the bile and urine. In clinical trials to date, AQ4N has demonstrated a relatively safe profile with Grade 4, or serious, toxicity limited to lymphopenia and fatigue. The most notable side effect observed to date is a transient blue discoloration to patients’ skin.

AQ4, the Potent Cytotoxic Agent of AQ4N.    When AQ4N is converted into its active form, AQ4 is designed to act as a topoisomerase II inhibitor, a class of anti-cancer agents that have been used for many years for the treatment of tumors. Topoisomerase II inhibitors act as chemotherapies by inhibiting topoisomerase II, a DNA processing enzyme crucial to cell division. Many malignancies, such as breast cancer, ovarian cancer, non-Hodgkin’s lymphoma, acute myeloid leukemia, non-small cell lung cancer and colorectal cancer, have been found to over express topoisomerase II and should be appropriate indications for AQ4N treatment. While topoisomerase II inhibitors such as doxorubicin, daunorubicin, and mitoxantrone are commonly used to treat breast cancer, leukemia, and lymphoma, their use is limited by toxicities such as myelosuppression.

AQ4N Enhances the Effect of Radiation and Chemotherapy.    Pre-clinical experiments have demonstrated in hypoxic conditions that adding AQ4N to radiation or platinum chemotherapy treatment doubled the time it takes for a fixed number of cells to increase by two fold as compared to applying either treatment modality alone.

In addition, because AQ4 has a relatively long half-life, which is the time required for half the amount of AQ4 in the system to be eliminated naturally, we believe that AQ4 should produce long-lasting anti-cancer effects in those cells in which AQ4N has become activated. This should lead to a favorable pharmacological property known as “schedule independence”, which means that physicians would have flexibility in administering AQ4N in combination with other therapies, including radiation and chemotherapy.

We believe AQ4N may offer the following therapeutic and commercial benefits:

•	novel, proprietary anti-cancer agent that is activated at the cellular level in hypoxic tumor cells and lymphoid tissues;

•	minimizes systemic toxicity by selectively activating only in hypoxic tumors;

•	potent topoisomerase II inhibitor and DNA intercalator;

•	long half-life and schedule independence;

•	demonstrated in vivo anti-tumor activity as monotherapy in solid tumor and lymphoma models;

•	clinical data demonstrating additive benefit to radiation and chemotherapy regimens; and

•	superior safety profile to conventional cytotoxics in humans and animals due to AQ4N’s activation only in tumor cells.

We believe that AQ4N has the potential to work on multiple solid tumor types as a monotherapy and in combination with other chemotherapies and radiation treatments. We are pursuing a development strategy that we believe may provide the quickest development and regulatory pathway for AQ4N.

Market Opportunity

Nearly 1.2 million patients are diagnosed with malignant tumors each year in the United States. The large majority of solid tumors have hypoxic areas, which are relatively resistant to standard anti-cancer treatment, including radiation therapy and chemotherapy. A non-toxic, tissue-specific agent that treats the hypoxic areas of tumors and effectively combines with other agents to enhance their anti-cancer activities should increase the overall efficiency of cancer cell killing, reduce tumor recurrence and improve the prognosis for a significant number of patients with cancer.

Glioblastoma multiforme is one of the most aggressive and rapidly progressing tumors, with the median survival for newly diagnosed cases of 42 to 50 weeks. Given the aggressive nature of glioblastoma multiforme, the relatively small patient population and the lack of effective therapies, we believe that AQ4N may provide us with an accelerated first-line development pathway plus the opportunity to receive orphan drug designation. According to the American Cancer Society, there were approximately 18,500 new cases and 12,800 deaths from brain and other nervous system tumors in the United States in 2005. Brain tumors account for 85% to 90% of all primary central nervous system tumors and glioblastoma multiforme is the most commonly diagnosed brain tumor.

Development Status and Strategy

We and KuDOS are independently responsible for the development and commercialization of AQ4N in our respective territories, although we coordinate our related activities and share the resulting data. We have completed a Phase 1 chronic weekly dosing clinical trial in advanced solid tumor malignancies. KuDOS has completed a Phase 1 two-dose, dose escalation clinical trial in combination with fractionated radiation in esophageal carcinoma at two sites in the U.K. KuDOS has completed several biopsy studies in patients with a variety of tumor types and has also conducted safety and activity seeking studies with AQ4N in combination with chemotherapy. We believe that, based on the combined studies to date, the safety and dosing of AQ4N have been confirmed.

Based on these findings, the severity of the unmet medical need and the potential for a rapid route to approval, we plan to move AQ4N into a Phase 1/2 clinical trial for the treatment of glioblastoma multiforme in the second half of 2006. This trial will combine AQ4N with radiation and temozolomide chemotherapy. In addition, at the conclusion of our ongoing B-cell malignancies trial, we plan to initiate an additional investigator-sponsored Phase 1 or Phase 2 clinical trial.

Corporate Strategy

Our goal is to reduce death and suffering of cancer patients through treatment with our novel, proprietary product candidates. Key elements of our strategy include:

•	Obtain regulatory approval for our lead product candidate, DN-101, for AIPC. We are devoting most of our efforts to completing the clinical development of, and obtaining regulatory approval for, DN-101 in combination with Taxotere for the treatment of AIPC.

•	Develop DN-101 for the treatment of multiple tumor types and for use with multiple chemotherapeutic agents. We plan to broaden the use of DN-101 by studying it in other cancer types and with other chemotherapy agents.

•	Realize the value of vinorelbine oral in the United States and Canada and expand into new indications. We are developing vinorelbine oral for the treatment of breast cancer in the United States and Canada and plan to broaden the use of vinorelbine oral as an alternative to vinorelbine I.V. and for new indications.

•	Rapidly advance the clinical development of AQ4N. We will seek to develop AQ4N as an adjunct to standard radiation and chemotherapy in the treatment of cancer.

•	Establish our North American oncology commercialization capabilities. We intend to build our own specialized North American sales and marketing infrastructure to commercialize DN-101 and our other future products. We will be opportunistic in evaluating opportunities for corporate partners for DN-101 in territories outside of North America.

•	Identify new opportunities to license, co-develop or acquire products and product candidates that complement our existing portfolio. We will use our expertise in oncology product development to identify, license and develop product candidates and products with one of the following profiles:

—	clinical agents that enhance the benefits and safety of established treatments;

—	targeted therapies with a well-characterized mechanism of action; and

—	chemotherapeutic agents with novel activity.

•	Expand our proprietary technology and intellectual property position. Our patent portfolio, on a worldwide basis, includes 27 issued patents and approximately 98 pending patent applications. We intend to expand our intellectual property position.

Sales and Marketing

We have worldwide rights to DN-101. We have licensed U.S. and Canadian rights to vinorelbine oral and North American rights to AQ4N. We intend to build a North American sales and marketing infrastructure to specifically target medical oncologists, the primary prescribers for each of our product candidates. Initially, we believe we can effectively market our products in North America with a 60 to 120 person sales force. We currently have limited marketing, sales or distribution capabilities. In order to commercialize any of our product candidates, we must develop these capabilities internally or through collaborations with third parties.

Outside of North America, we may establish our own sales and marketing organization or collaborate with an established industry participant to market and sell our products that receive regulatory approval.

License and Collaboration Agreements

Oregon Health & Science University

In June 2001, we entered into an exclusive, worldwide license with OHSU to utilize specific technology under patent rights and know-how related to the use of calcitriol and its analogs. In connection with entering into this license, we issued 800,000 shares of our common stock to OHSU. OHSU retains a royalty-free, non-exclusive right to the licensed technology for its own use and the use by other academic and nonprofit organizations in research and educational purposes. In addition, the United States government retains a royalty-free non-exclusive right to the licensed technology for its use.

Under the terms of the agreement, we have made or will make certain milestone payments to OHSU upon the occurrence of certain development and regulatory events related to DN-101. In addition, we will pay to OHSU certain royalties on net sales of DN-101, which royalty rate may be reduced in the event that we must pay certain additional royalties under patent licenses entered into with third parties in order to manufacture, use or sell DN-101. We have also agreed to pay OHSU a certain percentage of any sub-license revenues we receive. We are required to reimburse OHSU for all reasonable fees and costs related to the preparation, filing, prosecution and maintenance of the patent rights underlying the agreement. This agreement will expire upon the expiration of the last-to-expire licensed patent.

We have agreed to indemnify OHSU and certain individuals affiliated with OHSU against liabilities arising from our exercise or use of the patent rights underlying the agreement. In addition to customary termination provisions for breach or bankruptcy, OHSU may terminate the license agreement if we do not proceed reasonably with the development and practical application of the products and processes covered under the license or do not keep the products and processes covered under the license reasonably available to the public after commencing commercial use.

University of Pittsburgh

In July 2002, we acquired an exclusive, worldwide license from the University of Pittsburgh to utilize specific technology under certain patent rights and know-how related to the use of calcitriol, and its derivatives and analogs, with certain chemotherapies. In exchange for this license, we issued 50,000 shares of common stock and paid cash consideration at $100,000 to the University of Pittsburgh. In addition, we are obligated to issue an additional 50,000 shares of our common stock to the University of Pittsburgh upon the issuance of certain claims included in one of several U.S. patent applications that are subject to this license. University of Pittsburgh retains a royalty-free, non-exclusive right to the licensed technology for the U.S. government, and for its own non-commercial research and educational purposes.

Under the terms of the agreement, we are obligated to pay the University of Pittsburgh certain royalties on net sales of DN-101 when used in combination with certain chemotherapies. The royalty rate may be reduced in the event that we must pay certain additional royalties under patent licenses entered into with third parties in order to manufacture, use or sell DN-101. We are obligated to make certain annual minimum royalty payments to the University of Pittsburgh, which amounts are creditable against our royalty obligations that are actually due in any calendar year. We have also agreed to pay the University of Pittsburgh a certain percentage of any sub-license revenues we receive. We have agreed to reimburse the University of Pittsburgh for all reasonable fees and costs related to the filing, prosecution and maintenance of the patent rights underlying the agreement. This agreement will expire upon the expiration of the last-to-expire licensed patent. We have also agreed to indemnify the University of Pittsburgh and certain affiliated individuals against liabilities arising from the use of the patent rights underlying the agreement.

Aventis Pharmaceuticals, Inc.

In August 2002 and August 2003, we entered into agreements with Aventis Pharmaceuticals, Inc., or Aventis. Under these agreements, Aventis agreed to make certain payments related to our ASCENT and Phase 1/2 clinical trials for DN-101. The clinical trial grant payments were contingent upon the achievement of milestones regarding the progress of two clinical studies involving DN-101 and Aventis’ Taxotere oncology product. We are required to provide Aventis with a final trial report for both of the clinical studies upon their completion. Under the agreements, Aventis has no product rights to DN-101. However, Aventis does have co-ownership rights to certain inventions that arose from the ASCENT clinical trial. Aventis has provided most of the payments due under these agreements. In January 2006, Aventis merged with Sanofi-Synthelabo Inc. to form Sanofi-Aventis U.S. LLC.

Pierre Fabre Medicament, S.A.

In July 2005, we acquired from Pierre Fabre an exclusive royalty-bearing license under certain patents and know-how to vinorelbine formulated in a soft gelatin capsule, or vinorelbine oral, for all human therapeutic, prophylactic and diagnostic uses in the field of oncology in the United States and Canada. We also acquired Pierre Fabre’s rights to a third party’s formulation and manufacturing patents in the United States and Canada. We granted Pierre Fabre an exclusive, fully paid-up and royalty-free license to improvements to vinorelbine oral outside of the United States and Canada, including a license to improvements made by us to vinorelbine oral. Pursuant to the license agreement with Pierre Fabre, we are required to prepare and deliver a development plan for Canada. Under a supply agreement with Pierre Fabre entered into at the same time, we are obligated to purchase from Pierre Fabre our total requirements of placebo and vinorelbine oral to be used in our clinical trials and of the vinorelbine oral commercial product in the United States and Canada. We are also obligated to market vinorelbine oral under a Pierre Fabre trademark pursuant to our trademark agreement with Pierre Fabre.

Following our “End of Phase 2 Meeting” with the FDA, as defined in the license agreement, subject to certain other reporting obligations on us, we will have the final decision-making authority over development of vinorelbine oral in the United States and Canada, subject to a requirement that our development decisions are consistent with Pierre Fabre’s global product strategy.

Under the terms of the agreements, we have made or are obligated to make certain milestone payments to Pierre Fabre. We are also obligated to make additional payments to Pierre Fabre in the event that annual sales of vinorelbine oral exceed certain revenue benchmarks. We are further obligated to make certain royalty payments to Pierre Fabre based on net sales of vinorelbine oral, which rate may be reduced in the event of the presence of a generic version of vinorelbine oral or a Competing Product, as defined in the agreement. We have also agreed to pay Pierre Fabre a certain percentage of any sub-license revenues we receive.

For the term of the agreement, Pierre Fabre may not develop, market or sell, or assist any third party in developing, marketing or selling, a Competing Product in the United States or Canada. However, Pierre Fabre may develop, market and commercialize the intravenous form of vinorelbine in the United States and Canada, and may supply such products to third parties. If Pierre Fabre decides to license to a third party its rights to develop, use, sell, offer to sell or import the intravenous form of vinorelbine in the United States, it must first offer us the exclusive right to negotiate such license.

For the term of the agreement, we may not develop, market or sell a Competing Product in the United States or Canada. We may develop and commercialize a Competing Product outside of the United States and Canada, if we do not use any of the rights licensed from Pierre Fabre, and if we do not conduct or have conducted any development activity comparing a Competing Product with vinorelbine oral, without prior agreement by Pierre Fabre, unless requested by a regulatory authority.

If for a period of three consecutive months, we do not use commercially reasonable, diligent, good faith efforts to develop vinorelbine oral in the United States or Canada in accordance with a development plan set forth in the license agreement, other than for justifiable and demonstrable safety, efficacy, technical or regulatory reasons, Pierre Fabre may terminate our license to vinorelbine oral in such country. If Pierre Fabre terminates our license for the United States, it has the right to terminate the license for Canada also.

If the results of U.S. clinical trials do not allow us to file an initial NDA with the FDA for vinorelbine oral for the indication then under development, we have the right to terminate the license agreement and our development of vinorelbine oral. If we terminate development of vinorelbine oral but do not terminate the license agreement, then we must work with Pierre Fabre to create a new development plan for a different target indication. In addition to customary termination provisions, Pierre Fabre may also terminate the license agreement if we fail to make diligent efforts to develop or seek regulatory approval for a vinorelbine oral product, if we challenge or contest other Pierre Fabre patents or market a competing product, or if we fail to meet certain minimum sales requirements for any two consecutive years following market launch.

We have agreed to indemnify Pierre Fabre and individuals affiliated with Pierre Fabre against liabilities caused by our negligence or intentional misconduct, or our breach of the license agreement. In addition to customary termination provisions, if we fail to prepare and deliver the development plan for Canada within 180 days from the end of Phase 2 meeting with the FDA, Pierre Fabre will have the right to terminate our license in Canada. In addition, we have certain limited rights to terminate the license agreement, if the FDA requires us to undertake certain material additional development activities in order for us to gain regulatory approval for vinorelbine oral.

Upon expiration of the term of the license agreement, we will have a non-exclusive, worldwide, perpetual, royalty-free right to use the rights under the license agreement, and Pierre Fabre will have a non-exclusive, worldwide, perpetual, fully paid-up, royalty-free right to use our rights as defined under the agreement.

KuDOS Pharmaceuticals Limited

In December 2003, we entered into a license with KuDOS related to AQ4N. We and KuDOS are independently responsible for the development and commercialization of AQ4N in our respective territories, although we coordinate our development activities and share the resulting data.

Under our license agreement, we obtained exclusive, royalty-bearing licenses to certain KuDOS patents and know-how and an exclusive license to certain patents and know-how acquired or to be acquired by KuDOS from a third party to our AQ4N product candidate for all human therapeutic, prophylactic and diagnostic uses in the United States, Canada and Mexico. We also received a sub-license to certain patents relating to AQ4N from a third-party licensor to KuDOS. In the event that the third party terminates its license with KuDOS, the third party has agreed to provide us with a substantially similar license for the North American market. In addition, we acquired an exclusive royalty-free right, but not the obligation, to use in the United States, Canada and Mexico any trademarks hereafter owned, controlled, used or proposed to be used by KuDOS in connection with the marketing of AQ4N.

We granted KuDOS an exclusive, royalty-free license under our interest in certain patents and intellectual property jointly developed by KuDOS and us for AQ4N outside of the United States, Canada and Mexico.

Pursuant to the terms of the license agreement, we are required to coordinate development of AQ4N with KuDOS and we are obligated to complete two Phase 2 clinical trials of AQ4N, and those Phase 1 clinical trials identified by KuDOS and us as necessary precursors to the Phase 2 clinical trials, using reasonable efforts consistent with prudent business judgment, including consideration of the financial costs of such development. Generally, we and KuDOS will each bear our separate costs of development and commercialization of AQ4N in our respective territories. Certain manufacturing process development costs will be shared equally by KuDOS and us. In addition, we are required to reimburse KuDOS for all reasonable fees related to the prosecution, maintenance and defense of certain patents in the United States, Canada and Mexico.

We and KuDOS have agreed to initially coordinate on the manufacture and supply of both the active ingredient in and the Final Products, as defined in the license agreement, related to AQ4N. After we reach an agreement with KuDOS regarding certain manufacturing specifications and validated methods for the active ingredient in AQ4N, we will have numerous options by which we may supply our AQ4N requirements. After we reach an agreement with KuDOS regarding the Final Product, KuDOS will have numerous options by which KuDOS may supply its requirements of Final Product.

Under the terms of the agreement, we have made or are obligated to make certain milestone payments to KuDOS. In addition to the foregoing payments, we are obligated to pay to KuDOS certain annual royalties on net sales of AQ4N, which royalty rate may be reduced in the event that we must pay certain additional royalties under patent licenses to third parties in order to manufacture, use or sell AQ4N in the United States, Canada and Mexico. We have also agreed to pay KuDOS a certain percentage of any sub-license revenues we receive.

This agreement will expire upon the expiration of the last-to-expire licensed patents or the expiration or termination of KuDOS’ obligation to pay royalties pursuant to its license for AQ4N. Upon expiration of the term of this agreement, we will retain a perpetual, exclusive, royalty-free license in the United States, Canada and Mexico to use certain KuDOS know-how and KuDOS will retain a perpetual, non-exclusive, royalty-free license outside the United States, Canada and Mexico to use certain of our know-how, as set forth more fully in the agreement.

We have agreed to indemnify KuDOS and certain individuals affiliated with KuDOS from liabilities relating to our use of AQ4N in the United States, Canada or Mexico. In addition to customary termination provisions, including for breach or bankruptcy, KuDOS may terminate the license agreement if we directly or indirectly oppose or assist any third party to oppose KuDOS’ patents in the United States, Canada and Mexico. Upon termination of the agreement, other than by us by virtue of an uncured breach by KuDOS, we must transfer to KuDOS or its designee ownership of all pending or proposed INDs in the United States, Canada and Mexico and other regulatory approvals or applications and grant KuDOS exclusive licenses to any know-how or patents in AQ4N held jointly or wholly by us in the United States, Canada and Mexico.

Intellectual Property

Our success depends in part on our ability to obtain and maintain proprietary protection for our product candidates, technology and know-how, to operate without infringing on the proprietary rights of others and to prevent others from infringing our proprietary rights. We actively seek to protect the proprietary technology that we consider important to our business, including chemical species, compositions and forms, their methods of use and processes for their manufacture. Our policy is to protect our proprietary position by, among other methods, filing United States and foreign patent applications related to our technology, inventions and improvements that are important to the development of our business. We also rely on trade secrets, know-how, continuing technological innovation and in-licensing opportunities to develop and maintain our proprietary position.

Individual patents extend for varying periods depending on the date of filing of the patent application or the date of patent issuance and the legal term of patents in the countries in which they are obtained. Generally, patents issued in the United States are effective for:

•	the longer of 17 years from the issue date or 20 years from the earliest non-provisional filing date, if the patent application was filed prior to June 8, 1995; and

•	20 years from the earliest non-provisional filing date, if the non-provisional patent application was filed on or after June 8, 1995.

The duration of foreign patents varies in accordance with provisions of applicable local law, but typically is 20 years from the earliest foreign filing date. Under the Hatch-Waxman Act in the United States, and similar laws in Europe, in certain instances, a patent term can be extended for up to five years to recapture a portion of the term effectively lost as a result of the FDA regulatory review period. Although we believe that our product candidates will meet the criteria for patent term extensions, there can be no assurance that we will obtain such extensions. Our patent estate, based on patents existing now and expected by us to issue based on pending applications, will expire on dates ranging from 2010 to 2026.

DN-101

We own or have rights to three issued U.S. patents and seven pending U.S. patent applications related to DN-101 and its use in the United States and applications and patents in 35 foreign countries as well as patent application filings under the Patent Cooperation Treaty, the European Patent Convention and the Eurasian Patent Convention.

In June 2001, we entered into a license agreement with OHSU, whereby we acquired exclusive worldwide rights to OHSU’s patents, applications and know-how claiming methods for the treatment of hyperproliferative diseases, such as cancer, utilizing HDPA with calcitriol and its analogs. We are the exclusive licensee from OHSU of one issued U.S. patent, one pending U.S. patent application, one foreign patent and four foreign pending patent applications. The issued U.S. patent covers methods of treating hyperproliferative diseases by high-dose pulse administration of calcitriol in doses from about 0.12 micrograms per kilogram of patient weight (or 9 micrograms per day for a 75kg patient) to about 2.8 micrograms per kilogram of patient weight (or 210 micrograms per day for a 75kg patient), and expires in March 2019.

In July 2002, we acquired an exclusive, worldwide license from the University of Pittsburgh to utilize specific technology under certain patent rights and know-how related to methods of using calcitriol, and its derivatives and analogs, with certain chemotherapies. We are the exclusive licensee from the University of Pittsburgh of two issued U.S. patents, two pending U.S. patent applications, 18 foreign patents (under the European Patent Convention), and six pending foreign applications. One of the issued U.S. patents claims a method of killing cells such as cancer cells with any vitamin D derivative together with paclitaxel or cyclophosphamide, and expires in August 2017. The second issued patent claims a method of killing neoplastic cells with any vitamin D derivative together with carboplatin, cisplatin, paclitaxel or Taxotere, and expires in August 2017.

We also own four pending U.S. patent applications, one issued foreign patent and 35 pending foreign applications related to our formulation for calcitriol and other active vitamin D compounds. The four pending patent applications, if issued, should expire in December 2022.

In addition, we have 9 pending U.S. patent applications, 24 foreign applications and three patent application filings under the Patent Cooperation Treaty related to our use of DN-101 in the treatment of cancer and other diseases and medical conditions.

Vinorelbine Oral

We own or have rights to one issued U.S. patent and two pending patent applications related to vinorelbine oral in the United States and Canada.

In July 2005, we acquired from Pierre Fabre an exclusive royalty-bearing license under certain patents and know-how, including a license to a third party’s formulation and manufacturing patents, to develop, register, use, import, sell and offer for sale vinorelbine formulated in a softgel capsule, or vinorelbine oral, for all human therapeutic, prophylactic and diagnostic uses in the United States and Canada. We are the exclusive licensee from Pierre Fabre of one issued U.S. patent, one pending U.S. patent application and one pending Canadian patent application. We also acquired from Pierre Fabre an exclusive right and license to identity, promote, market and sell vinorelbine oral in the United States and Canada under a trademark owned by Pierre Fabre. The issued patent claims a liquid oral composition comprising vinorelbine, and method of treating cancer with the composition, and expires in May 2022. The pending Canadian patent application also claims a liquid oral composition comprising vinorelbine, and method of treating cancer with the composition, which, if issued, should expire in May 2022. The pending U.S. patent application, if issued, should expire in May 2022.

AQ4N

We own or have rights to three issued patents and five pending patent applications related to AQ4N in the United States, Canada, Mexico and under the Patent Cooperation Treaty.

In December 2003, we entered into a license with KuDOS related to AQ4N. Pursuant to this license agreement, we obtained exclusive, royalty-bearing licenses to certain KuDOS patents and know-how and an exclusive license to certain patents and know-how acquired or to be acquired by KuDOS from a third party to our AQ4N product candidate for all human therapeutic, prophylactic and diagnostic uses in the United States, Canada and Mexico. We also received a sub-license to certain patents relating to AQ4N from a third-party licensor to KuDOS. In the event that the third party terminates its license with KuDOS, the third party has agreed to provide us with a substantially similar license for the North American market. In addition, we acquired an exclusive royalty-free right, but not the obligation, to use in the United States, Canada and Mexico any trademarks hereafter owned, controlled, used or proposed to be used by KuDOS in connection with the marketing of AQ4N.

Competition

The development and commercialization of new drugs is highly competitive. Our major competitors are large pharmaceutical, specialty pharmaceutical and biotechnology companies, both in the United States and abroad. Any product candidates that we successfully develop and commercialize will compete with existing and new drugs and therapies in the field of cancer that are available currently or likely to become available in the future. Many of these entities developing and marketing potentially competing products have substantially greater financial resources and expertise in manufacturing, developing products, conducting clinical trials, obtaining regulatory approvals, and marketing than us. These entities also compete with us in recruiting and retaining qualified scientific and management personnel, as well as in acquiring products and technologies complementary to, our programs.

Our ability to compete successfully will depend largely on our ability to:

•	advance the development of our lead programs, including the enrollment of patients for our clinical trials;

•	gain regulatory approval for our product candidates in their respective first indications as well as expand into additional indications;

•	commercialize our lead products successfully, including convincing physicians, insurers and other third-party payors of the advantages of our products over current standard therapies;

•	obtain intellectual property protection and protect the exclusivity for our products; and

•	acquire other product candidates to expand our pipeline.

We have noted below existing and potential competition for each of our products under development.

DN-101

The main treatment options for advanced prostate cancer are hormonal therapy, chemotherapy, palliative treatments for cancer that has spread to the bones or other organs and palliative local radiation therapy.

Other marketed products that are used in the treatment of advanced prostate cancer include Emcyt®; Novantrone®, Paraplatin®, Taxol®, and Thalomid®. We believe the potentially competitive products, including those in clinical development, can be categorized broadly as follows, agents potentially useful in combination therapy with Taxotere, such as Avastin®, Thalomid, Velcade®, GVAX® GM-CSF immuno-therapy, Provenge® immuno-therapy, Eloxatin®, other formulations of calcitriol, calcitriol analogs, such as Zemplar®, Hectorol®, inecalcitol and seocalcitol, cytotoxic monotherapies, and non-cytotoxic monotherapies.

Although a composition of matter patent claim is not available for calcitriol, the active ingredient in DN-101, our issued and pending patents should provide broad intellectual property rights that should help mitigate or prevent competition in AIPC from other calcitriol and related analog formulations, such as currently marketed low-dose formulations for the treatment of chronic renal disease and psoriasis.

In addition, we believe that the currently marketed low-dose oral formulations of calcitriol for the treatment of chronic renal disease, such as Rocaltrol, are not viable substitutes for high-dose administration in AIPC due to some of the following reasons: lack of clinically-demonstrated survival benefit or safety profile; limited bioavailability; no proportional dose-related increase in maximum plasma concentration, and cumulative exposure; inter-patient variability; and lack of convenience due to the number of pills required to achieve high-dose levels.

Vinorelbine Oral

For all breast cancer patients, except those with advanced stage disease at initial diagnosis, treatment usually includes surgery and radiation. Adjuvant chemotherapy is common in mid-stage disease but less common in early-stage disease.

Almost all patients with metastatic breast cancer are treated with one or more of a wide variety of systemic therapies. Those with asymptomatic disease are usually treated with sequential single-agent therapy, while those with more extensive or symptomatic disease often receive combination therapy. Therapies that are used as single agents or in combination include Abraxane™, Doxil®, Gemzar®, Herceptin®, Paraplatin, Taxotere and Xeloda®.

We believe that potentially competitive products, including those in clinical development, can be categorized broadly as follows: direct competition, which are second- or third- or fourth-line treatments for patients that are refractory to current first-line standards of care, such as Erbitux®, and Tarceva®; and indirect competition, which are first-line standard of care treatments for late stage metastatic breast cancer patients, such as Avastin and Alimta®, that might relegate current first-line standards of care to second- and third-line treatments. Product candidates in clinical development in metastatic breast cancer include ixabepilone, Xyotax™, Tykerb, Satraplatin, Zarnestra™, TroVax®, temsirolimus, Javlor® and XRP-9881.

Currently, there are three standard treatments for lung cancer: surgery, radiation therapy, and chemotherapy. One or more of these therapies may be used, depending on the type of cancer, the stage of the disease, and overall health and age of the patient. The current standard of care for first-line treatment in the United States for late stage non-small cell lung cancer, is a combination of two chemotherapies, usually a taxane plus a platinum-based therapy. Therapies that are used as single agents or in combination include Alimta, cisplatin, Gemzar, Iressa®, Paraplatin, Tarceva and Taxotere.

AQ4N

In the United States, most physicians have been treating glioblastoma multiforme patients with surgery followed by radiation therapy and often chemotherapy, such as temozolomide or procarbazine, or a combination of these therapies. These chemotherapeutic agents are regarded as the best standard of care currently available to patients. NeoPharm, Inc., or NeoPharm, has initiated a pivotal Phase 3 clinical trial, which has the potential to result in FDA approval, for cintredekin besudotox for the treatment of glioblastoma multiforme. NeoPharm has exclusively licensed cintredekin besudotox from the National Institutes of Health, or NIH, and the FDA, and have been developing this drug product candidate under a Cooperative Research and Development Agreement with the FDA Center for Biologics Evaluation and Research. Cintredekin besudotox has received orphan drug designation in the US and Europe and fast track drug development program status from the FDA. In addition, cintredekin besudotox has been selected to participate in the FDA’s Continuous Marketing Application Pilot 2 program.

Government Regulation

The FDA and comparable regulatory agencies in state and local jurisdictions and in foreign countries impose substantial requirements upon the clinical development, premarket approval, manufacture, marketing and distribution of pharmaceutical and biological products. These agencies and other federal, state and local entities regulate research and development activities and the testing, approval, manufacture, quality control, safety, effectiveness, labeling, storage, record keeping, advertising and promotion of our product candidates. Failure to comply with applicable FDA or other requirements may result in civil or criminal penalties, recall or seizure of products, partial or total suspension of production or withdrawal of a product from the market.

In the United States, the FDA regulates drug products under the Federal Food, Drug, and Cosmetic Act, or FFDCA, its implementing regulations. The process required by the FDA before our drug and biologic product candidates may be marketed in the United States generally involves the following:

•	completion of extensive pre-clinical laboratory tests, pre-clinical animal studies and formulation studies all performed in accordance with FDA’s current Good Laboratory Practice, or cGLP, regulations;

•	submission to the FDA of an IND which must become effective before human clinical trials may begin

•	performance of adequate and well-controlled human clinical trials to establish the safety and efficacy of the product candidate for each proposed indication

•	submission to the FDA of a new drug application, or NDA;

•	satisfactory completion of an FDA preapproval inspection of the manufacturing facilities at which the product is produced to assess compliance with current Good Manufacturing Practice, or cGMP, regulations; and

•	FDA review and approval of the NDA prior to any commercial marketing, sale or shipment of the drug.

The testing and approval process requires substantial time, effort and financial resources, and we cannot be certain that any approvals for our product candidates will be granted on a timely basis, if at all.

Pre-clinical tests include laboratory evaluation of product chemistry, formulation and stability, as well as studies to evaluate toxicity in animals. The results of pre-clinical tests, together with manufacturing information and analytical data, are submitted as part of an IND to the FDA. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30 day time period, raises concerns or questions about the conduct of the clinical trial, including concerns that human research subjects will be exposed to unreasonable health risks. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. Our IND submissions, or those of our collaborators, may not result in FDA authorization to commence a clinical trial. A separate submission to an existing IND must also be made for each successive clinical trial conducted during product development, and the FDA must grant permission before each clinical trial can begin. Further, an independent institutional review board, or IRB, for each medical center proposing to conduct the clinical trial must review and approve the plan for any clinical trial before it commences at that center and it must monitor the study until completed. The FDA, the IRB, or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk. Clinical testing also must satisfy extensive good clinical practices, or GCPs, regulations and regulations for informed consent.

Clinical Trials

For purposes of NDA submission and approval, human clinical trials are typically conducted in the following three sequential phases, which may overlap:

•	Phase 1 Clinical Trials. Studies are initially conducted in a limited population to test the product candidate for safety, dose tolerance, absorption, metabolism, distribution and excretion in healthy humans or, on occasion, in patients, such as cancer patients. In some cases, particularly in clinical trials assessing a product candidate for the treatment of cancer, a sponsor may decide to conduct what is referred to as a “Phase 1b” evaluation, which is a second, safety-focused Phase 1 clinical trial typically designed to evaluate the impact of the drug candidate in combination with currently approved drugs;

•	Phase 2 Clinical Trials. Studies are generally conducted in a limited patient population to identify possible adverse effects and safety risks, to determine the efficacy of the product for specific targeted indications and to determine dose tolerance and optimal dosage. Multiple Phase 2 clinical trials may be conducted by the sponsor to obtain information prior to beginning larger and more expensive Phase 3 clinical trials. In some cases, a sponsor may decide to run what is referred to as a “Phase 2b” evaluation, which is a second, confirmatory Phase 2 clinical trial that could, if positive and accepted by the FDA, serve as a pivotal trial in the approval of a product candidate;

•	Phase 3 Clinical Trials. These are commonly referred to as pivotal studies. When Phase 2 evaluations demonstrate that a dose range of the product is effective and has an acceptable safety profile, Phase 3 clinical trials are undertaken in large patient populations to further evaluate dosage, to provide substantial evidence of clinical efficacy and to further test for safety in an expanded and diverse patient population at multiple, geographically-dispersed clinical trial sites; and

•	Phase 4 Clinical Trials. In some cases, FDA may condition approval of an NDA for a product candidate on the sponsor’s agreement to conduct additional clinical trials to further assess the drug’s safety and effectiveness after NDA approval. Such post approval trials are typically referred to as Phase 4 studies.

New Drug Applications

The results of product development, pre-clinical studies and clinical trials are submitted to the FDA as part of an NDA. NDAs also must contain extensive manufacturing information. Once the submission has been accepted for filing, the FDA targets 10 months to review the application and respond to the applicant. This 10 month review time from the date of the receipt of the application is in accordance with the Prescription Drug User Fee Act. The review process is often significantly extended by FDA requests for additional information or clarification. The FDA may refer the application to an advisory committee for review, evaluation and recommendation as to whether the application should be approved. The FDA is not bound by the recommendation of an advisory committee, but it generally follows such recommendations. The FDA may deny approval of an NDA if the applicable regulatory criteria are not satisfied, or it may require additional clinical data and/or an additional pivotal Phase 3 clinical trial. Even if such data are submitted, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval. Data from clinical trials are not always conclusive and the FDA may interpret data differently than we or our collaborators interpret data. Once issued, the FDA may withdraw product approval if ongoing regulatory requirements are not met or if safety problems occur after the product reaches the market. In addition, the FDA may require testing, including Phase 4 studies, and surveillance programs to monitor the safety effects of approved products which have been commercialized, and the FDA has the power to prevent or limit further marketing of a product based on the results of these postmarketing programs or other information.

As an alternate path to FDA approval for modifications to formulations of products previously approved by the FDA, or new indications for use of previously approved products, an applicant may file an NDA under Section 505(b)(2) of the FFDCA. Section 505(b)(2) was enacted as part of the Drug Price Competition and Patent Term Restoration Act of 1984 (also known as the Hatch-Waxman Act), and permits the filing of an NDA where at least some of the information required for approval comes from studies not conducted by or for the applicant and for which the applicant has not obtained a right of reference. The Hatch-Waxman Act permits the applicant to rely upon certain pre-clinical or clinical studies conducted for an approved product. The FDA typically requires companies to perform additional, sometimes extensive, clinical studies and analyses to support the change from the approved product. The FDA may then approve the new product candidate for all or some of the label indications for which the referenced product has been approved, as well as for any new indication sought by the Section 505(b)(2) applicant. We may seek approval of some of our product candidates under Section 505(b)(2) of the FFDCA. For instance, if we submit an NDA for our DN-101 product candidate, we may rely on previous studies conducted on approved formulations of calcitriol, and thus the application may be filed under Section 505(b)(2).

We may also seek approval of our product candidates under programs designed to accelerate the FDA’s review and approval of NDAs. For instance, we may seek FDA designation of a product candidate as a “fast track product.” Fast track products are those products intended for the treatment of a serious or life-threatening condition and which demonstrate the potential to address unmet medical needs for such conditions. If fast track designation is obtained, FDA may initiate review of sections of an NDA before the application is complete. This “rolling review” is available if the applicant provides and the FDA approves a schedule for the remaining information. In some cases, a fast track product may be approved on the basis of either a clinical endpoint or a surrogate endpoint that is reasonably likely to predict clinical benefit under the FDA’s accelerated approval regulations. Approvals of this kind typically include requirements for appropriate post-approval Phase 4 studies to validate the surrogate endpoint or otherwise confirm the effect of the clinical endpoint. In addition, our product candidates may be eligible for “priority review,” or review within a six month timeframe from the date a complete NDA is accepted for filing, if we show that our product candidate provides a significant improvement compared to marketed drugs. Because we are studying our product candidates for the treatment of serious and life-threatening conditions, we regularly assess the potential for using these programs. However, there can be no assurance that any of our products in development will receive designation as fast track products or that our products will be reviewed or approved more expeditiously than would otherwise have been the case. For instance, prior to commencing our ASCENT-2 clinical trial of our DN-101 product candidate, we asked the FDA whether the data from the ASCENT clinical trial were sufficient to support designation of DN-101 as a fast track product. The FDA responded that, due to the failure to achieve the primary endpoint in the ASCENT clinical trial, a fast track designation was not warranted at the time. We may later seek fast track designation for the DN-101 product candidate based on the results of our ongoing ASCENT-2 clinical trial.

Other Regulatory Requirements

Any products manufactured or distributed by us or our collaborators pursuant to FDA approvals are subject to continuing regulation by the FDA, including recordkeeping and reporting requirements. Adverse event experience with the product must be reported to the FDA in a timely fashion and pharmacovigilance programs to proactively look for these adverse events may be mandated by the FDA. Drug manufacturers and their subcontractors are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with ongoing regulatory requirements, including cGMPs, which impose certain procedural and documentation requirements upon us and our third-party manufacturers. Failure to comply with the statutory and regulatory requirements can subject a manufacturer to possible legal or regulatory action, such as Warning Letters, suspension of manufacturing, seizure of product, injunctive action or possible civil penalties. We cannot be certain that we or our present or future third-party manufacturers or suppliers will be able to comply with the cGMP regulations and other ongoing FDA regulatory requirements. If our present or future third party manufacturers or suppliers are not able to comply with these requirements, the FDA may halt our clinical trials, require us to recall a drug from distribution, or withdraw approval of the NDA for that drug.

The FDA closely regulates the post-approval marketing and promotion of drugs, including standards and regulations for direct-to-consumer advertising, off-label promotion, industry-sponsored scientific and educational activities and promotional activities involving the Internet. Drugs and biologics may be marketed only for the approved indications and in accordance with the provisions of the approved label. Further, if there are any modifications to the drug, including changes in indications, labeling, or manufacturing processes or facilities, we may be required to submit and obtain FDA approval of a new or supplemental NDA, which may require us to develop additional data or conduct additional pre-clinical studies and clinical trials. Failure to comply with these requirements can result in adverse publicity, Warning Letters, corrective advertising and potential civil and criminal penalties. Physicians may prescribe legally available drugs for uses that are not described in the product’s labeling and that differ from those tested by us and approved by the FDA. Such off-label uses are common across medical specialties. Physicians may believe that such off-label uses are the best treatment for many patients in varied circumstances. The FDA does not regulate the behavior of physicians in their choice of treatments. The FDA does, however, impose stringent restrictions on manufacturers’ communications regarding off-label use.

International Regulation

In addition to regulations in the United States, we will be subject to a variety of foreign regulations governing clinical trials and commercial sales and distribution of our future product candidates. Whether or not we obtain FDA approval for a product, we must obtain approval of a product by the comparable regulatory authorities of foreign countries before we can commence clinical trials or marketing of the product in those countries. The approval process varies from country to country, and the time may be longer or shorter than that required for FDA approval. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from country to country.

Under European Union regulatory systems, marketing authorizations may be submitted either under a centralized or mutual recognition procedure. The centralized procedure provides for the grant of a single marking authorization that is valid for all European Union member states. The mutual recognition procedure provides for mutual recognition of national approval decisions. Under this procedure, the holder of a national marking authorization may submit an application to the remaining member states. Within 90 days of receiving the applications and assessment report, each member state must decide whether to recognize approval.

In Canada, applications for marketing authorizations are submitted to Health Canada, which is a centralized regulatory body overseeing prescription drug approvals for all of Canada. At present, Health Canada targets 355 days for application review and approvals. Once approved, the sponsor has the right to sell the drug in Canada; however, placement on the reimbursement formularies in the various Canadian provinces may take an unspecified amount of time.

In addition to regulations in Europe and the United States, we will be subject to a variety of foreign regulations governing clinical trials and commercial distribution of our future product candidates.

Reimbursement

Sales of pharmaceutical products depend in significant part on the availability of coverage and adequate reimbursement from government and other third-party payors, including the Medicare and Medicaid programs. Third-party payors are increasingly challenging the pricing of pharmaceutical products and may not consider our future product candidates cost-effective or may not provide coverage of and adequate reimbursement for our future product candidates, in whole or in part. In the United States, there have been and we expect there will continue to be a number of legislative and regulatory proposals to change the health care system in ways that could significantly affect our business. For instance, on December 8, 2003, President Bush signed into law the Medicare Prescription Drug, Improvement and Modernization Act of 2003, or MMA, which, among other things, establishes a new prescription drug benefit beginning January 1, 2006 and changes reimbursement for certain oncology drugs under existing benefits. It remains difficult to predict the impact that the MMA will have on us and our industry. Furthermore, we cannot predict the impact on our business of any legislation or regulations that may be enacted or adopted in the future.

Manufacturing

We do not own facilities for the manufacture of materials for clinical or commercial use. We rely and expect to continue to rely on contract manufacturers with whom we have agreements directly, or indirectly through our product licensors, to manufacture our products in accordance with current cGMP for use in clinical trials. We will ultimately depend on contract manufacturers for the manufacture of our products for commercial sale, as well as for process development. Contract manufacturers are subject to extensive governmental regulation.

In December 2001, we entered into a supply agreement with Plantex USA, under which Plantex will supply calcitriol, the active ingredient in DN-101, for our use in clinical trials and other development activities and for commercial sale. Except in limited circumstances, we are obligated to purchase all of our calcitriol product requirements from Plantex. Without our consent, during the term of the agreement, Plantex may not supply calcitriol to any other entity for use in the treatment or prevention of cancer. Following FDA marketing approval of DN-101, Plantex must maintain in its inventory a six-month supply of calcitriol, based on our then forecasted amounts. If we receive FDA approval to market DN-101, Plantex will have the right to re-evaluate the price for calcitriol, subject to certain limitations on price increases if our purchases of calcitriol exceed a specified amount. Either Plantex or we may terminate the agreement upon two years prior written notice to the other party, but not before the third anniversary after we receive marketing approval for DN-101 from the FDA.

In January 2006, we entered into an amendment to our supply agreement with Plantex that is contingent on our beginning our ASCENT-2 clinical trial for DN-101 in the first quarter of 2006. Pursuant to the amendment, Plantex may terminate the supply agreement, with one year notice, in the event that we do not receive marketing approval for DN-101 from the FDA before December 2011.

Under a product supply agreement with Pierre Fabre, we are obligated to purchase from Pierre Fabre our total requirements of placebo and vinorelbine oral product to be used in our clinical trials and of the vinorelbine oral commercial product for the United States and Canada. Vinorelbine oral is formulated in a liquid-filled soft gelatin capsule and Pierre Fabre maintains a license and supply agreement with Cardinal Health 409 Inc. for the manufacture and supply of all placebo, clinical product and finished product supply of vinorelbine oral in the liquid-filled soft gelatin capsule.

We and KuDOS have agreed to initially coordinate on the manufacture and supply of both the active ingredient in and the Final Products, as defined in the license agreement, related to AQ4N. After we reach an agreement with KuDOS regarding certain manufacturing specifications and validated methods for the active ingredient in AQ4N, we will have numerous options by which we may supply our AQ4N requirements. After we reach an agreement with KuDOS regarding the Final Product, KuDOS will have numerous options by which KuDOS may supply its requirements of Final Product.

Insurance

We maintain liability insurance for our clinical trials, and intend to expand our insurance coverage to include the sale of commercial products if marketing approval is obtained for any of our products. Insurance coverage is becoming increasingly expensive, and we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against product liabilities.

Trademark

Novacea is our registered trademark. We have also applied for registration of the Novacea trademark outside the United States.

Employees

As of December 31, 2005, we had 51 full-time employees, 12 of whom hold Ph.D., M.D. or comparable degrees and 11 of whom hold other advanced degrees. There are 34 employees engaged in development activities and 17 employees in business development, finance and other administrative functions. Our employees are not represented by any collective bargaining unit. We have never experienced any employment-related work stoppages and we believe our relationship with our employees is good.

Facilities

As of December 31, 2005, we subleased approximately 18,820 square feet of space in South San Francisco, California from an independent party for our headquarters and as the base for our operational activities, with annual lease payments totaling approximately $474,000. The lease expires in June 2007 and we have an option to extend the lease for an additional eighteen-month term. We believe that our current facilities will be sufficient to meet our needs through 2006. We may lease or sublease additional space that we believe will be available on commercially reasonable terms.

Legal Proceedings

From time to time, we may be involved in litigation relating to claims arising out of our operations. We are not currently involved in any material legal proceedings.

MANAGEMENT

Directors and Executive Officers

Our directors and executive officers as of March 1, 2006 are as follows:

Name	Age	Position
Bradford S. Goodwin	51	Chief Executive Officer and Director
John G. Curd, M.D.	60	President and Chief Medical Officer
Amar Singh	47	Chief Commercialization Officer
Edward C. Albini	48	Vice President and Chief Financial Officer
Fong Wang Clow, D.Sc.	48	Senior Vice President, Development
Ivy Ang	59	Vice President, Human Resources
Eckard Weber, M.D.	57	Chairman of the Board
James C. Blair, Ph.D.(2)(3)	66	Director
James I. Healy, M.D., Ph.D.(1)	42	Director
Jay Moorin(2)	54	Director
Camille D. Samuels(1)(3)	34	Director
Michael G. Raab(2)	41	Director
Lowell E. Sears(1)	55	Director
Daniel M. Bradbury(2)(3)	44	Director

(1)	Member of the audit committee.

(2)	Member of the compensation committee.

(3)	Member of the nominating and governance committee.

Bradford S. Goodwin joined Novacea as our second employee and Chief Executive Officer in December 2001 and has served as a member of our board of directors since February 2002. From April 2000 to July 2001, Mr. Goodwin served as President, Chief Operating Officer and was a founder of Collabra Pharma, a start-up company engaged in pharmaceutical product licensing and development. From April 1987 to February 2000, Mr. Goodwin held a number of senior executive positions with Genentech, Inc., or Genentech, a biopharmaceutical company, most recently as Vice President of Finance. In addition to his finance responsibilities at Genentech, Mr. Goodwin helped structure and negotiate product licenses, including the 1995 license of Rituxan®, and participated in developing and implementing long range strategic planning and corporate growth initiatives. For ten years prior to joining Genentech, Mr. Goodwin worked at Price Waterhouse LLP, now PricewaterhouseCoopers LLP as a Certified Public Accountant, serving ultimately as Senior Audit Manager. Mr. Goodwin is currently chairman of the board of CoTherix, Inc., a licensing, development and commercialization company focused in cardiopulmonary disease. Mr. Goodwin holds a B.S. in business administration with a specialization in finance and accounting from the University of California, Berkeley.

John G. Curd, M.D. is our third employee and has served as our President and Chief Medical Officer since December 2001. From May 2001 to December 2001, Dr. Curd served as Senior Vice President of Development and Interim President for Vaccines at Maxygen, Inc., a biotechnology company. From June 1999 to May 2001, Dr. Curd served as Executive Vice President at VaxGen, Inc., a vaccine company. From December 1991 to June 1999, Dr. Curd served in various positions, including Vice President of Clinical Development at Genentech. While at Genentech, he directed the clinical development of Herceptin®, Rituxan®, Xolair™ and Raptiva™. From 1978 to 1991, Dr. Curd served in various positions, including President of the Medical Staff at Scripps Clinical and Research Foundation, La Jolla, California. Dr. Curd holds a B.S. in chemistry from Princeton University and an M.D. from Harvard Medical School.

Amar Singh has served as our Chief Commercialization Officer since February 2006. From August 2003 to January 2006, Mr. Singh served as Vice President of Marketing and Sales at Abraxis Oncology, a proprietary division of American Pharmaceutical Partners, Inc. Prior to joining American Pharmaceutical Partners, Mr. Singh served in multiple capacities at Roche Laboratories, a Division of Hoffmann La Roche, where he held positions in Market Research, Licensing and Business Development, New Product Planning and Marketing. From 2000 to 2003, he was Executive Director for Oncology Marketing and subsequently for New Product planning for the Specialty Care business. Mr. Singh holds a B.A. from the University of North Carolina Chapel Hill and an M.B.A. from New York University.

Edward C. Albini has served as our Vice President and Chief Financial Officer since February 2004. From April 1997 to February 2004, Mr. Albini served as Chief Financial Officer at Lynx Therapeutics, Inc. (now Solexa Inc.), a biotechnology company. From January 1983 to April 1997, he served in various senior financial management positions at Genentech, including Director of Financial Planning and Analysis and Assistant Controller. He has also served as an auditor for Peat, Marwick, Mitchell & Co., now KPMG, LLP. Mr. Albini holds a B.S. in accounting from Santa Clara University and an M.B.A. from the Haas School of Business at the University of California at Berkeley. He is a certified public accountant.

Fong Wang Clow, D.Sc. has served as our Senior Vice President of Development since May 2005, having joined us as a Vice President in March 2005. From July 2002 to March 2005, Dr. Wang Clow served as an independent consultant to pharmaceutical and biotechnology companies in oncology, cardiology and infectious diseases. From July 2000 to July 2002, she served as Project Team Leader and Senior Director of Clinical Affairs at Theravance, Inc., a biotechnology company. From April 1992 to July 2000, Dr. Wang Clow served as Clinical Team Leader, Principal Biostatistician and Associate Director for Genentech. Dr. Wang Clow holds an M.Sc. and a D.Sc. from Harvard University.

Ivy Ang has served as our Vice President of Human Resources since August 2005. From April 1998 to August 2005, Ms. Ang worked as a consultant to numerous private companies. From February 1996 to April 1998, Ms. Ang served as Vice President of Human Resources Worldwide for Madge Networks. From March 1992 to February 1996, Ms. Ang served as an Associate Director at Genentech. Ms. Ang holds a B.A. from the College of Notre Dame.

Eckard Weber, M.D. is one of the founders of our company and has served as Chairman of our board of directors since February 2002, and has served on our board of directors since March 2001. Dr. Weber is also a partner at Domain Associates, L.L.C. Dr. Weber has been a founder and Chief Executive Officer of multiple biopharmaceutical companies in the Domain portfolio including Cytovia, Inc., Acea Pharmaceuticals, Inc., NovaCardia, Inc., Novalar Pharmaceuticals, Inc., Orexigen Therapeutics, Inc., Domain AntiBacterial Acquisition Corporation, Ascenta Therapeutics, Inc., Konova, Inc., and Renovia, Inc. He currently serves as interim Chief Executive Officer of Tragara Pharmaceuticals and Syndax Pharmaceuticals, two early-stage biopharmaceutical companies. Dr. Weber holds a B.S. from Kolping College in Germany and an M.D. from the University of Ulm Medical School in Germany.

James C. Blair, Ph.D. has served as a member of our board of directors since March 2001. Dr. Blair is a Managing Member of Domain Associates, L.L.C. and has over 35 years of experience with venture and emerging growth companies. Dr. Blair has been involved in the creation and development of Amgen, Inc., Amylin Pharmaceuticals, Inc., Dura Pharmaceuticals (acquired by Elan), GeneOhm Sciences, Inc. (acquired by Becton, Dickinson and Company), Molecular Dynamics (acquired by Amersham Pharmacia Biotech Inc.), Pharmion Corporation and Vista Xcel Pharmaceuticals (acquired by Valeant Pharmaceuticals). Dr. Blair currently serves on the board of directors of NuVasive, Inc., Pharmion Corporation and the Prostate Cancer Foundation, and is on the Advisory Boards of the Department of Molecular Biology at Princeton University and the Department of Bioengineering of the University of Pennsylvania. Dr. Blair holds a B.S.E. from Princeton University and an M.S. and Ph.D. from the University of Pennsylvania.

James I. Healy, M.D., Ph.D. has served as a member of our board of directors since June 2001. Since June 2000, Dr. Healy has been a Managing Director at Sofinnova Ventures, a venture capital firm focused on building companies serving medical markets. From January 1998 to March 2000, Dr. Healy was a partner at Sanderling Ventures. Dr. Healy currently serves on the board of directors of Cotherix, Inc. and InterMune, Inc. He holds B.A. in molecular biology and a B.A. in Scandinavian studies, both from the University of California at Berkeley. Dr. Healy holds an M.D. and a Ph.D. in immunology from Stanford University School of Medicine.

Jay Moorin has served as a member of our board of directors since June 2001. Mr. Moorin is a partner of ProQuest Investments, a healthcare-focused venture capital firm. Previously, Mr. Moorin served as Chief Executive Officer of Magainin Pharmaceuticals, Inc. (now Genaera Corporation). Before working at Magainin, he worked at Bear, Stearns & Co. Inc. as a Managing Director of Healthcare investment banking. Prior to working at Bear Stearns, he held a variety of positions in marketing, strategy and general management at E.R. Squibb and Sons Pharmaceuticals, Inc. (now Bristol-Myers Squibb Company), eventually serving as Vice President of Marketing and Business Development in the SquibbMark Division. In 1996, Mr. Moorin was appointed to the position of Adjunct Senior Fellow of the Leonard Davis Institute of Health Economics of the University of Pennsylvania. Mr. Moorin holds a B.A. with distinction in economics from the University of Michigan.

Camille D. Samuels has served as a member of our board of directors since October 2002. Ms. Samuels has served as a managing director of Versant Ventures since November 2001. From 1998 to 2000, Ms. Samuels served as Director of Business Development at Tularik Inc. (now Amgen, Inc.). She also directed Tularik’s Technology Acquisition Group. From 1993 to 1996, Ms. Samuels served as an Associate Consultant with LEK Consulting. Ms. Samuels holds a B.S. in biology from Duke University and an M.B.A. from Harvard Business School. In 2002, The Aspen Institute named Ms. Samuels a Henry Crown Fellow.

Michael G. Raab has served as a member of our board of directors since October 2002. Mr. Raab has served as a partner of New Enterprise Associates since June 2002. From 1999 to 2002, Mr. Raab was a Senior Vice President, Therapeutics and General Manager, Renagel® at Genzyme Corporation. From 1998 to 1999, he was Vice President of Business Development for the Therapeutics Division. From 1994 to 1996 Mr. Raab served as Product Manager for Ceredase. Mr. Raab also spent two years with Genzyme’s Diagnostic Products and Services Division. Mr. Raab holds a B.A. in communications from DePauw University.

Lowell E. Sears has served as a member of our board of directors since July 2004. Since April 1994, Mr. Sears has served as Chairman, Chief Executive Officer and Chief Investment Officer of Sears Capital Management, Inc., a venture investment corporation. Mr. Sears has been a venture investor and portfolio manager through Sears Capital Management since April 1994. From October 1988 to March 1994 Mr. Sears served as Chief Financial Officer of Amgen, Inc. From March 1992 to January 1994, Mr. Sears also held the position of Senior Vice President responsible for the Asia Pacific Region. From August 1986 until September 1988 Mr. Sears served as Treasurer and Director of Planning for Amgen. Mr. Sears currently serves on the board of directors of Neose Technologies. Mr. Sears holds a B.A. in economics from Claremont McKenna College and an M.B.A. from the Stanford University Graduate School of Business.

Daniel M. Bradbury has served as a member of our board of directors since September 2005. Mr. Bradbury has served as the Chief Operating Officer of Amylin Pharmaceuticals, Inc. since 2003. From 1994 to 2003 Mr. Bradbury served in various marketing, corporate development and general management roles with Amylin Pharmaceuticals. Since 2004 he has served as a member of the board of directors of Illumina, Inc. From 1984 to 1994, Mr. Bradbury served in various international sales and marketing roles with Beecham Pharmaceuticals and SmithKline Beecham Pharmaceuticals. Mr. Bradbury holds a Pharmacy degree from Nottingham University and a Diploma in Management Studies from Harrow and Ealing Colleges of Higher Education and is a member of the Royal Pharmaceutical Society of Great Britain.

Board Composition

Our amended and restated bylaws permit our board of directors to establish by resolution the authorized number of directors, and 10 directors are currently authorized. In accordance with our amended and restated certificate of incorporation, immediately after this offering, our board of directors will be divided into three classes with staggered three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors have been divided among the three classes as follows:

•	the Class I directors will be James C. Blair, Bradford S. Goodwin and Camille D. Samuels, and their terms will expire at the annual meeting of stockholders to be held in 2007;

•	the Class II directors will be James I. Healy, Jay Moorin and Lowell E. Sears, and their terms will expire at the annual meeting of stockholders to be held in 2008; and

•	the Class III directors will be Daniel M. Bradbury, Michael G. Raab and Eckard Weber, and their terms will expire at the annual meeting of stockholders to be held in 2009.

Our amended and restated certificate of incorporation provides that the authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

Board Committees

As of the closing of this offering, our board of directors will have the following committees: an audit committee; a compensation committee and a nominating and corporate governance committee. The composition and responsibilities of each committee are described below. Members serve on these committees until their resignation or until otherwise determined by our board.

Audit Committee

Our audit committee oversees our corporate accounting and financial reporting process. Among other matters, the audit committee evaluates the independent auditors’ qualifications, independence and performance, pre-approves the engagement of the independent auditors, reviews and approves the scope of the annual audit and the audit fee, discusses with management and the independent auditors the results of the annual audit and the review of our quarterly financial statements, approves the retention of the independent auditors to perform any proposed permissible non-audit services, monitors the rotation of partners of the independent auditors on the Novacea engagement team as required by law, reviews our critical accounting policies and estimates, oversees our internal audit function, reviews, approves and monitors our code of ethics and “whistleblower” procedures for the treatment of reports by employees of concerns regarding questionable accounting or auditing matters and annually reviews the audit committee charter and the committee’s performance. The current members of our audit committee are James I. Healy, Camille D. Samuels and Lowell E. Sears. Mr. Sears serves as the audit committee’s chairperson. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the Nasdaq National Market. Our board has determined that Lowell E. Sears is an audit committee financial expert as defined under the applicable rules of the SEC and has the requisite financial sophistication as defined under the applicable rules and regulations of the Nasdaq National Market. The audit committee operates under a written charter that satisfies the applicable standards of the SEC and the Nasdaq National Market.

Compensation Committee

Our compensation committee reviews and makes recommendations relating to the compensation and benefits of our officers and employees. The compensation committee reviews corporate goals and objectives set by our board relevant to compensation of the Chief Executive Officer, evaluates the performance of the Chief Executive Officer in light of those goals and objectives, and sets the compensation of the Chief Executive Officer based on such evaluations. The compensation committee also reviews and approves the compensation of the Company’s executive officers and reviews and approves criteria for granting options and other awards under our stock plans. The compensation committee will review and evaluate, at least annually, the goals and objectives of our incentive compensation plans and monitors the results against the approved goals and objectives. The current members of our compensation committee members are James C. Blair, Daniel M. Bradbury, Jay Moorin and Michael G. Raab. Mr. Bradbury serves as the compensation committee’s chairperson. All members of our compensation committee are independent under the applicable rules and regulations of the SEC, the Nasdaq National Market and the Internal Revenue Service.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee is responsible for making recommendations to the board of directors regarding candidates for directorships and the size and composition of our board. In addition, the nominating and corporate governance committee is responsible for overseeing our corporate governance guidelines and reporting and making recommendations to the board concerning governance matters. The current members of the nominating and corporate governance committee are James C. Blair, Daniel M. Bradbury and Camille D. Samuels. Ms. Samuels serves as the nominating and corporate governance committee’s chairperson. We believe that the composition of our nominating and corporate governance committee meets the criteria for independence under, and the functioning of our nominating and corporate governance committee complies with the applicable rules and regulations of the SEC and the Nasdaq National Market.

There are no family relationships among any of our directors or executive officers.

Compensation Committee Interlocks and Insider Participation

None of the members of the compensation committee has at any time during the prior three years been an officer or employee of ours. None of our executive officers currently serves or in the prior three years has served as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board or compensation committee.

Director Compensation

We reimburse our non-employee directors for expenses incurred in connection with attending board and committee meetings. Mr. Sears currently is paid $20,000 per year for service as chair of the audit committee of our board. Mr. Bradbury currently is paid $10,000 per year for service as chair of the compensation committee of our board. In February 2006, our board of directors adopted a compensation program for non-employee directors. This compensation program will be effective immediately prior to the effective date of this offering. Pursuant to this program, each member of our board of directors who is not our employee will receive the following cash compensation for board services, as applicable:

•	$15,000 per year for service as a board member;

•	$15,000 per year for service as chairperson of the audit committee and $10,000 per year each for service as chairperson of the compensation and of the nominating committees;

•	$2,000 for each board meeting attended in person ($1,000 for meetings attended by video or telephone conference) and $2,000 for each committee meeting attended in person ($1,000 for meetings attended by video or telephone conference) in the case of the audit committee, and $1,500 for each committee meeting attended in person ($750 for meetings attended by video or telephone conference) in the case of both the compensation committee and the nominating committee.

Our compensation committee adopted pursuant to the authority of our 2006 Incentive Award Plan the Independent Director Equity Compensation Policy pursuant to which our non-employee directors will receive initial and annual, automatic, non-discretionary grants of nonqualified stock options.

Each new non-employee director will receive an option to purchase                  shares of our common stock as of the date he or she first becomes a non-employee director. This option grant vests in equal monthly installments over four years. In addition, on the date of each annual meeting, each individual who continues to serve as a non-employee director on such date will receive an automatic option grant to purchase an additional                  shares of our common stock, commencing with our 2006 annual meeting of stockholders. This option grant vests in equal monthly installments over 12 months following the date of grant.

The exercise price of each option granted to a non-employee director will be equal to 100% of the fair market value on the date of grant of the shares covered by the option. Options will have a maximum term of 10 years measured from the grant date, subject to termination in the event of the optionee’s cessation of board service.

Our Independent Director Equity Compensation Policy provides that the optionee will have a 12-month period following a cessation of board service in which to exercise any outstanding vested options, except in the case of a director’s retirement, in which case the options will be exercisable for an 18-month period following the director’s retirement. Options granted to our non-employee directors pursuant to our Independent Director Equity Compensation Policy and under our 2001 Stock Option Plan will fully vest and become immediately exercisable upon a change in control of our company. In addition, options held by any of our directors who retires while serving as a member of our board will fully vest and become immediately exercisable upon such director’s retirement under the terms of our Independent Director Equity Compensation Policy.

Executive Compensation

Summary Compensation Table

The following table presents compensation information for our fiscal year ended December 31, 2005 paid to or accrued for our Chief Executive Officer and each of our four other most highly compensated executive officers who were serving as executive officers as of the end of December 31, 2005, who we refer to as our named executive officers. The compensation includes long-term awards granted in our 2005 fiscal year. The compensation table excludes other compensation in the form of perquisites and other personal benefits that constituted less than 10% of the total annual salary and bonus for the executive officer in the fiscal year ended December 31, 2005.

	Annual Compensation			Long-Term Compensation Awards
Name and Principal Position(s)	Year	Salary	Bonus	Securities Underlying Options	All Other Compensation(1)
Bradford S. Goodwin	2005	$316,667	$52,500	—	$264
Chief Executive Officer and Director

John G. Curd, M.D.	2005	$301,250	$52,500	150,000	$264
President and Chief Medical Officer

Edward C. Albini	2005	$231,667	$30,277	100,000	$264
Vice President and Chief Financial Officer

Fong Wang Clow, D.Sc.	2005	$214,712	—	675,000	$25,198	(2)
Senior Vice President, Development

Ivy Ang(4)	2005	$71,254	—	265,000	$20,110	(3)
Vice President, Human Resources

(1)	Represents term life insurance premium.

(2)	Includes $25,000 bonus received upon initiation of employment with us and term life insurance premium.

(3)	Includes $20,000 bonus received upon initiation of employment with us and term life insurance premium.

(4)	Ms. Ang joined us as Vice President, Human Resources on August 1, 2005. Ms. Ang’s annual salary in 2005 was $215,000 for full-time employment; however, she currently works at 70% of full-time, which results in an annual salary of $150,500.

Option Grants in Fiscal Year 2005

The following table sets forth information regarding options granted to each of our named executive officers during the fiscal year ended December 31, 2005. The exercise prices of the options we granted were the fair market value of our common stock on the date of grant, as determined by our board of directors.

The potential realizable value is calculated based on the ten-year term of the option at the time of grant. The potential realizable values at 5% and 10% appreciation are calculated by:

•	multiplying the number of shares of common stock underlying the option by the exercise price per share;

•	assuming the aggregate stock value derived from that calculation compounds at the annual 5% or 10% rate shown in the table from , 2005 until the expiration of the options; and

•	subtracting from that result the aggregate option exercise price.

Stock price appreciation of 5% and 10% is assumed pursuant to the rules promulgated by the Securities and Exchange Commission and does not represent our prediction of our stock price performance. The options in this table were granted under our 2001 Stock Option Plan, have ten year terms and, unless otherwise noted, vest over a period of four years. We have not granted any stock appreciation rights.

The percentage shown below of options granted is based on options to purchase an aggregate of 2,686,000 shares of common stock we granted to employees during fiscal year 2005.

			Individual Grants
Name	Number of Securities Underlying Options Granted		% of Total Options Granted to Employees in Fiscal Year 2005	Exercise Price Per Share	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term
						5%	10%
Bradford S. Goodwin	—		—%	—	—	—	—

John G. Curd, M.D.	150,000		5.58%	$0.55	09/13/2015

Edward C. Albini	100,000		3.72%	$0.55	09/13/2015

Fong Wang Clow, D.Sc.	400,000		14.89%	$0.37	03/22/2015
	275,000		10.24%	$0.55	09/13/2015

Ivy Ang	20,000	(1)	0.74%	$0.37	03/01/2015
	245,000		9.12%	$0.55	09/13/2015

(1)	Vests in equal installments over 12 months, beginning on January 1, 2005.

Fiscal Year 2005 Option Values

The following table describes for our named executive officers the exercisable and unexercisable options held by them as of December 31, 2005. The “Value of Unexercised In-the-Money Options at December 31, 2005” shown in the table was calculated based on an assumed initial public offering price of $             per share, less the per share exercise price, multiplied by the number of shares issuable upon exercise of the option.

Name	Shares Acquired on Exercise	Value Realized	Number of Securities Underlying Unexercised Options at December 31, 2005		Value of Unexercised In-the-Money Options at December 31, 2005
			Exercisable	Unexercisable	Exercisable	Unexercisable
Bradford S. Goodwin	1,228,000	$60,452	972,000	—	$	$—
John G. Curd, M.D.	200,000	6,000	1,500,000	—	$	$—
Edward C. Albini	—	—	450,000	—	$	$—
Fong Wang Clow, D.Sc.	675,000	—	—	—	$	$—
Ivy Ang	252,000	840	25,000	—	$	$—

Executive Severance Benefits Agreements

In 2006, we entered into executive severance benefits agreements with each of our executive officers, which agreements supersede all prior agreements related to severance benefits.

Under the executive severance benefits agreements, if the executive’s employment with our company is terminated without cause or the executive is constructively terminated during the period commencing 180 days immediately preceding a change of control of our company and ending 12 months following a change of control of our company, the executive is entitled to receive the following severance benefits subject to the terms of the agreement: a lump sum payment equal to six months of the executive’s base salary at the time of termination; a lump sum payment equal to the sum of an amount equal to 50% of the executive’s target bonus for the year during which the termination occurs and a prorated portion of the executive’s bonus for the year of termination based on the period of service completed by the executive through the date of termination, with the 50% portion determined assuming that all of the performance objectives for such year had been obtained. In addition, in connection with a change of control of our company, the executive’s stock awards will become fully vested and exercisable immediately prior to the change of control as to 50% of the total number of shares subject to the stock award, in the case of stock awards granted prior to the effective date of the executive severance agreement, and 50% of the unvested shares subject to the stock award, in the case of stock awards granted on or following the effective date of the executive severance agreement. The executive severance benefits agreements also provide that if the executive’s employment with our company is terminated without cause or the executive is constructively terminated, within 12 months following a change of control of our company with respect to stock awards granted prior to the effective date of the executive severance benefits agreements, or during the period commencing 180 days immediately preceding a change of control and ending 12 months after a change of control with respect to stock awards granted on or after the effective date of the executive severance benefits agreement, 100% of the executive’s stock awards will become fully vested and immediately exercisable.

If the executive’s employment with our company is terminated without cause or the executive is constructively terminated other than during the period commencing 180 days immediately preceding a change of control of our company and ending 12 months following a change of control of our company, the executive is entitled to receive the following severance benefits subject to the terms of the agreement: continued base salary for six months at the rate in effect at the time of termination; a lump sum payment equal to the prorated portion of the executive’s bonus for the year in which the termination occurs based on the period of service completed by the executive through the date of termination, and an amount equal to 50% of the executive’s then target bonus for the bonus plan year during which the termination occurs, with such bonus determined assuming that all of the performance objectives for such year had been obtained, payable over the six months following the termination of the executive’s employment. In addition, if the executive’s employment with our company is terminated without cause or the executive is constructively terminated, other than during the period commencing 180 days immediately preceding a change of control of our company and ending 12 months following a change of control with respect to stock awards granted on or following the effective date of the executive severance benefits agreements, or other than during the 12-month period commencing on the date of termination with respect to stock awards granted prior to the effective date of the executive severance benefits agreement, the vesting and exercisability of the executive’s then-outstanding applicable stock awards will be accelerated on the date of termination as to the number of shares subject to the stock awards that would vest over the 12-month period following the date of termination had the executive remained continuously employed by our company during such period.

An executive’s receipt of any severance benefits is subject to the executive’s execution and delivery of a release of claims in favor of our company. Each executive under the agreement will also be subject to non-solicitation provisions during the 12 months following termination and a confidentiality provision.

Employment Agreement

Amar Singh

In February 2006, we entered into an offer letter agreement with Mr. Singh, our Chief Commercialization Officer. Under the agreement, Mr. Singh is entitled to receive an initial base salary of $290,000 and is eligible to earn an annual bonus of up to 30% of his base salary based upon achievement of objectives mutually agreed upon by Mr. Singh and our board of directors. Mr. Singh is entitled to receive options to purchase 700,000 shares of our common stock subject to approval of the grant by our board of directors. Mr. Singh’s options will vest in accordance with our standard vesting schedule.

Employee Benefit Plans

2006 Incentive Award Plan

Our 2006 Incentive Award Plan, which we refer to in this prospectus as the 2006 Plan, is intended to serve as the successor equity incentive program to our 2001 Stock Option Plan, which sometimes is referred to in this prospectus as the 2001 Plan. Our 2006 Plan was adopted by our board of directors and approved by our stockholders in                      2006. Our 2006 Plan will become effective on the date immediately prior to the date that the registration statement of which this prospectus constitutes a part becomes effective, at which time options will cease to be granted under our 2001 Plan. The 2006 Plan will terminate on the earlier of (i) 10 years after its approval by our stockholders or (ii) when our compensation committee, with the approval of our board of directors, terminates the 2006 Plan.

Share Reserve. We have authorized for issuance under our 2006 Plan an aggregate of                  shares of our common stock, plus the number of shares of our common stock available for issuance under the 2001 Plan that are not subject to outstanding options, as of the effective date of the 2006 Plan. In addition, the share reserve under the 2006 Plan will be increased by the number of shares issuable pursuant to stock options outstanding under the 2001 Plan that would have otherwise reverted to the 2001 Plan because they expired, were canceled or were otherwise terminated without being exercised, following the date that our 2006 Plan becomes effective. In addition, the number of shares of common stock reserved for issuance under our 2006 Plan will increase automatically on the first day of each fiscal year, beginning in 2007, by a number of shares equal to the least of:

•	% of shares of our common stock outstanding on a fully diluted basis on such date,

•	shares, or

•	a smaller number determined by our board of directors.

In any event, the maximum aggregate number of shares that may be issued or transferred under the 2006 Plan during the term of the 2006 Plan may in no event exceed                  shares. In addition, no participant in our 2006 Plan may be issued or transferred more than                  shares of common stock per calendar year pursuant to awards under the 2006 Plan.

Equity Awards. Our 2006 Plan provides for the following types of awards:

•	Stock Options. The 2006 Plan provides for the grant of incentive stock options, or ISOs, and non-qualified stock options, or NSOs, to employees, directors and consultants. Incentive stock options may only be granted to employees. Options may be granted with terms determined by the plan administrator, provided that ISOs are subject to statutory ISO limitations.

The plan administrator determines the exercise price for a stock option, within the terms and conditions of the 2006 Plan and applicable law, provided that the exercise price of an ISO and an NSO may not be less than 100% (or higher in the case of certain ISOs) of the fair market value of our common stock on the date of grant, unless granted pursuant to an assumption or substitution for another option in connection with a merger or acquisition.

Options granted under the 2006 Plan will vest at the rate specified by the plan administrator. Generally, the plan administrator determines the term of stock options granted under the 2006 Plan, up to a term of ten years, except in the case of certain incentive stock options.

The exercise price for the shares of common stock subject to option grants made under our 2006 Plan may be paid in cash or in shares of our common stock held by the optionee. The option may be exercised through a same-day sale program without any cash outlay by the optionee. In addition, the committee may provide financial assistance to an optionee, provided such optionee is not an executive officer or board member, in the exercise of the optionee’s outstanding options by allowing such individual to deliver a full-recourse, interest-bearing promissory note in payment of the exercise price and any associated withholding taxes incurred in connection with such exercise.

•	Restricted Stock. Participants who are granted restricted stock awards generally have all of the rights of a stockholder with respect to such stock. Restricted stock may generally be subject to a repurchase right by us in the event the recipient ceases to be employed. Restricted stock may be issued for nominal or no cost and may be subject to vesting over time or upon achievement of milestones.

•	Performance Share Awards. Performance share awards include stock bonuses or other performance or incentive awards paid in cash or our common stock. They may provide for payments based upon increases in the market value, book value, net profits or other measure of value of our common stock or other specific performance criteria determined appropriate by the plan administrator, in each case over a period or periods determined by the plan administrator.

•	Performance Stock Units. Performance stock units are denominated in unit equivalent of shares of our common stock and/or units of value including dollar value of shares of our common stock. They may provide for payment based on specific performance criteria determined by the plan administrator, in each case over a period or periods determined by the plan administrator.

•	Dividend Equivalents. Dividend equivalents are rights to receive the equivalent value of dividends paid on our common stock. They represent the value of the dividends per share paid by us, calculated with reference to the number of shares covered by stock options, stock appreciation rights, deferred stock or performance awards held by the participant.

•	Restricted Stock Units. Restricted stock units are denominated in unit equivalent of shares of our common stock. They are typically awarded to participants without payment of consideration, but are subject to vesting conditions based upon a vesting schedule or performance criteria established by the plan administrator. Unlike restricted stock, the stock underlying restricted stock units will not be issued until the restricted stock units have vested, and recipients of restricted stock units generally will have no voting or dividend rights prior to the time the vesting conditions are satisfied.

•	Stock Payments. Stock payments include payments in the form of common stock made in lieu of all or any portion of compensation that would otherwise be paid to the participant. Stock payments may also be based upon specific performance criteria determined appropriate by the plan administrator.

•	Deferred Stock. Awards of deferred stock may provide for payment based on specified performance criteria determined by the plan administrator, in each case over a period or periods determined by the plan administrator. Shares subject to deferred stock awards will not be issued until the awards have vested, and recipients of the deferred stock awards generally will have no voting or dividend rights prior to the time the vesting conditions are satisfied.

•	Performance-based Awards. Performance-based awards include awards other than options or stock appreciation rights which comply with IRS requirements under Section 162(m) of the Internal Revenue Code for performance-based compensation. They may provide for payments based upon increases in the market value, book value, net profits or other measure of value of our common stock or other specific performance criteria determined appropriate by the plan administrator, in each case over a period or periods determined by the plan administrator.

•	Stock Appreciation Rights. Stock appreciation rights may be granted in connection with a stock option, or independently. Stock appreciation rights typically will provide for payments to the holder based upon increases in the price of our common stock over the exercise price of the related option. The plan administrator may elect to pay stock appreciation rights in cash or in common stock or in a combination of cash and common stock.

Transferability of Awards. Generally, a participant may not transfer an award other than by will or the laws of descent and distribution unless, in the case of awards other than ISOs, the award agreement provides otherwise. However, a participant may designate a beneficiary who may exercise an award and receive any distribution with respect to an award following the participant’s death.

Eligibility. The individuals eligible to participate in our 2006 Plan include our officers and other employees, our non-employee board members and any consultants we hire.

Administration. The 2006 Plan will be administered by our compensation committee. This committee will act as the plan administrator and will determine which eligible individuals are to receive awards under the 2006 Plan, the time or times when such awards are to be made, the number of shares subject to each such award, the status of any granted option as either an ISO or an NSO under federal tax laws, the vesting schedule to be in effect for the award and the maximum term for which any award is to remain outstanding. The committee will also determine the exercise price of options granted, the purchase price for rights to purchase restricted stock and, if applicable, restricted units and the strike price for stock appreciation rights. The committee may also amend the terms of the 2006 Plan and outstanding equity awards, except that amendments to outstanding awards may not adversely impact the rights of a participant without the participant’s consent. Amendments to the 2006 Plan are subject to stockholder approval to the extent required by law, rule or regulation.

Change in Control. The 2006 Plan contains a change in control provision, which may result in the accelerated vesting of outstanding awards. In the event of a change in control of our company (for example, if we are acquired by merger or asset sale), each outstanding award under the 2006 Plan will accelerate and immediately vest with regard to 50% of the unvested shares subject to the award, and if the remainder of the award is not to be assumed by the successor corporation, the full amount of the award will automatically accelerate and become immediately vested. Additionally, in the event the remainder of the award is assumed by the successor corporation, then any remaining unvested shares will accelerate and immediately vest in the event the participant is terminated without cause or is constructively terminated within one month prior to and 13 months following such change in control.

Non-Employee Director Awards. The 2006 Plan permits our board to grant awards to our non-employee directors pursuant to a written non-discretionary formula established by the plan administrator. Pursuant to this authority, the compensation committee of our board has adopted the Independent Director Equity Compensation Policy. For a further description of Non-Employee Director Awards see “Director Compensation.”

2001 Stock Option Plan

In 2001, we adopted our 2001 Stock Option Plan, or 2001 Plan. Under the 2001 Plan, our board of directors is authorized to grant incentive stock options, or ISOs, as defined in the Internal Revenue Code, and non-statutory stock options, or NSOs, to eligible employees, members of our board of directors and consultants, although ISOs may be granted only to employees. The 2001 Plan will be replaced with our 2006 Plan on the date immediately prior to the date that the registration statement of which this prospectus constitutes a part becomes effective.

Share Reserve.    As of December 31, 2005, an aggregate of 6,162,605 shares of our common stock were reserved for issuance upon exercise of outstanding options under the 2001 Plan, and 1,144,444 shares of our common stock remained available for future issuance under the plan. Following the effective date of this offering, all shares of our common stock reserved but not ultimately issued or subject to options that have expired or otherwise terminated under the 2001 Plan without having been exercised in full will become available for issuance under our 2006 Plan. We intend to grant all future stock option awards under our 2006 Plan. However, all stock options outstanding on the date that the 2001 Plan is replaced with the 2006 Plan will continue to be governed by the terms of the 2001 Plan.

Administration.    Our board of directors administers the 2001 Plan, and it may in turn delegate authority to administer the plan to a committee. At such time as our common stock becomes publicly traded, our board has the power to delegate administration of the 2001 Plan to a committee that, in our board’s discretion, may be composed of two or more outside directors. Our board will also have the power to delegate the administration of the plan to one or more directors, who are also our officers or employees.

Stock Option Terms and Conditions.    Stock options are granted under the 2001 Plan pursuant to option agreements. Options granted under the 2001 Plan vest and become exercisable at the rate specified in the option agreement, and generally vest over four years at the rate of 25% of the shares subject to an option at the end of the first year following the vesting date and as to the remaining shares in equal, monthly installments over the remaining three-year period. The 2001 Plan also allows for the early exercise of unvested options, if that right is set forth in an applicable option agreement. All remaining unvested shares of our common stock acquired through early exercised options are subject to repurchase by us.

In general, the term of stock options granted under the 2001 Plan may not exceed ten years. Unless the terms of an optionholder’s option agreement provide for earlier or later termination, if an optionholder’s service relationship with us, or any affiliate of ours, ceases due to disability or death, the optionholder, or his or her beneficiary, may exercise any vested options up to 12 months or 18 months, respectively, after the date such service relationship ends. If an optionholder’s service relationship with us, or any affiliate of ours, ceases for any reason other than disability or death, the optionholder may exercise any vested options up to 90 days from cessation of service. In no event may an option be exercised after its expiration date.

Acceptable forms of consideration for the exercise of options granted under the 2001 Plan are determined by our board of directors or its authorized committee and may include cash or common stock previously owned by the optionholder, with a promissory note or payment through a deferred payment arrangement and other legal consideration or arrangements approved by our board of directors.

Generally, an optionholder may not transfer his or her stock option other than by will or the laws of descent and distribution.

Limitations.    The aggregate fair market value, determined at the time of grant, of shares of our common stock subject to ISOs that are exercisable for the first time by an optionholder during any calendar year under all of our stock plans may not exceed $100,000. The options or portions of options that exceed this limit are treated as NSOs. No ISO, and before our stock is publicly traded, no NSO, may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or any affiliate unless the following conditions are satisfied:

•	the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant; and

•	the term of any ISO award must not exceed five years from the date of grant.

Change of Control.    In the event we experience a change of control (as this term is defined in the 2001 Plan), the options currently outstanding under our 2001 Plan will automatically vest and become immediately exercisable as to 50% of the shares subject to the option, with the remaining shares continuing to vest in equal, monthly installments over the remaining term. In addition, any outstanding options held by an option holder whose service with us is terminated without cause or who is constructively terminated (as these terms are defined in the 2001 Plan) within one month prior to or 13 months following a change in control will automatically vest in full and become immediately exercisable as to all of the unvested shares.

Plan Amendments.    Our board of directors has the authority to amend or terminate the 2001 Plan. However, no amendment or termination of the plan may adversely affect any rights under awards already granted to a participant unless agreed to by the affected participant.

401(k) Plan

We maintain a 401(k) Plan that is a defined contribution plan intended to qualify under Section 401(a) of the Internal Revenue Code of 1986, as amended. All employees who are 21 years of age or older and have been employed by our company for at least 1 month are eligible to participate. Our 401(k) Plan is a discretionary contribution plan, whereby participants may voluntarily make pre-tax contributions to the 401(k) plan of up to a maximum statutory limit, which for most employees was $14,000 in 2005. Under the 401(k) Plan, each employee is fully vested in his or her deferred salary contributions. Employee contributions are held and invested by the 401(k) Plan’s trustee. Each participant’s contributions, and the corresponding investment earnings, are generally not taxable until withdrawn. Individual participants may direct the trustee to invest their accounts in authorized investment alternatives.

Limitations of Liability and Indemnification

Our amended and restated certificate of incorporation and amended and restated bylaws, each to be effective upon the completion of this offering provide that we will indemnify our directors and officers, and may indemnify our employees and other agents, to the fullest extent permitted by the Delaware General Corporation Law, or Delaware Law, which prohibits our amended and restated certificate of incorporation from limiting the liability of our directors for the following:

•	any breach of the director’s duty of loyalty to us or to our stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or unlawful stock repurchases or redemptions; and

•	any transaction from which the director derived an improper personal benefit.

If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. Our amended and restated certificate of incorporation does not eliminate a director’s duty of care and, in appropriate circumstances, equitable remedies, such as injunctive or other forms of non-monetary relief, remain available under Delaware law. This provision also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or other state or federal laws. Under our amended and restated bylaws, we are also empowered to enter into indemnification agreements with our directors and officers and to purchase insurance on behalf of any person whom we are required or permitted to indemnify.

In addition to the indemnification required in our amended and restated certificate of incorporation and amended and restated bylaws, we entered into indemnification agreements with each of our current directors and officers before the completion of this offering. These agreements provide for the indemnification of our directors and officers for all reasonable expenses and liabilities incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were our agents. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

From January 1, 2003 to the date of this prospectus, we have entered into the following transactions with our executive officers, directors and holders of more than 5% of our securities.

Sale of Series C Preferred Stock

On December 16, 2003, we sold 4,000,000 shares of Series C preferred stock to entities affiliated with Apax Excelsior VI, L.P. at a price of $2.50 per share, which are convertible into 4,000,000 shares of common stock, for gross proceeds of $10 million; 3,080,000 shares of Series C preferred stock to entities affiliated with Domain Associates at a price of $2.50 per share, which are convertible into 3,080,000 shares of common stock, for gross proceeds of $7.7 million; 3,160,000 shares of Series C preferred stock to entities affiliated with New Enterprise Associates at a price of $2.50 per share, which are convertible into 3,160,000 shares of common stock, for gross proceeds of $7.9 million; 564,000 shares of Series C preferred stock to entities affiliated with ProQuest Investments at a price of $2.50 per share, which are convertible into 564,000 shares of common stock, for gross proceeds of $1.4 million; 1,500,000 shares of Series C preferred stock to entities affiliated with Sofinnova Ventures at a price of $2.50 per share, which are convertible into 1,500,000 shares of common stock, for gross proceeds of $3.75 million; and 1,600,000 shares of Series C preferred stock to entities affiliated with Versant Ventures at a price of $2.50 per share, which are convertible into 1,600,000 shares of common stock, for gross proceeds of $4.0 million.

On December 21, 2005, we sold 1,012,346 shares of Series C preferred stock to entities affiliated with Apax Excelsior VI, L.P. at a price of $2.50 per share, which are convertible into 1,012,346 shares of common stock, for gross proceeds of $2.5 million; 2,841,603 shares of Series C preferred stock to entities affiliated with Domain Associates at a price of $2.50 per share, which are convertible into 2,841,603 shares of common stock, for gross proceeds of $7.1 million; 2,651,605 shares of Series C preferred stock to entities affiliated with New Enterprise Associates at a price of $2.50 per share, which are convertible into 2,651,605 shares of common stock, for gross proceeds of $6.6 million; 1,384,955 shares of Series C preferred stock to entities affiliated with Sofinnova Ventures at a price of $2.50 per share, which are convertible into 1,384,955 shares of common stock, for gross proceeds of $3.5 million; and 1,000,000 shares of Series C preferred stock to entities affiliated with Versant Ventures at a price of $2.50 per share, which are convertible into 1,000,000 shares of common stock, for gross proceeds of $2.5 million.

On December 21, 2005, we sold 40,000 shares of Series C Preferred Stock at a price of $2.50 per share to the Sears Trust U/A Dtd 3/11/91, which are convertible into 40,000 shares of common stock, for gross proceeds of $100,000. Lowell E. Sears is the trustee of the Sears Trust U/A Dtd 3/11/91 and is a member of our board of directors.

On December 22, 2005, we sold 1,103,382 shares of Series C preferred stock to entities affiliated with ProQuest Investments at a price of $2.50 per share, which are convertible into 1,103,382 shares of common stock, for gross proceeds of $2.8 million.

Investor Rights Agreement

We and the holders of our preferred stock have entered into an agreement, pursuant to which these stockholders will have registration rights with respect to their shares of common stock following this offering. See “Description of Capital Stock — Registration Rights” for a further description of the terms of this agreement.

Executive Severance Benefits Agreements

See “Management—Executive Severance Benefits Agreements” for a description of the terms of these agreements.

Employment Agreement

See “Management—Employment Agreement” for a description of the terms of this agreement.

Indemnification of Directors and Officers

Our amended and restated certificate of incorporation and amended and restated bylaws provide that we will indemnify each of our directors and officers to the fullest extent permitted by the Delaware General Corporation Law. Furthermore, we have entered into indemnification agreements with each of our directors and officers. For further information, see “Management — Limitations of Liability and Indemnification.”

PRINCIPAL STOCKHOLDERS

The following table presents information as to the beneficial ownership of our common stock as of March 1, 2006 by:

•	each of the executive officers listed in the summary compensation table;

•	each of our directors;

•	all of our directors and executive officers as a group; and

•	each stockholder known by us to be the beneficial owner of more than 5% of our common stock.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Shares of our common stock subject to options or warrants that are currently exercisable or exercisable within 60 days of March 1, 2006 are deemed to be outstanding and to be beneficially owned by the person holding the options or warrants for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

This table lists applicable percentage ownership based on 56,701,026 shares of common stock outstanding as of March 1, 2006, after giving effect to the conversion of our outstanding preferred stock into common stock in connection with this offering, and based on              shares of common stock outstanding upon completion of this offering.

Unless otherwise indicated, the address for each of the stockholders in the table below is c/o Novacea, Inc., 601 Gateway Boulevard, Suite 800, South San Francisco, California 94080.

	Beneficial Ownership Prior to the Offering		Percentage of Shares Outstanding
Name and Address of Beneficial Owner	Shares Beneficially Owned(1)	Options and Warrants Exercisable Within 60 Days of March 1, 2006	Before the Offering	After the Offering(1)
5% Stockholders

Entities affiliated with Apax Excelsior VI, LP(2) 445 Park Avenue New York, NY 10022	5,012,346	—	8.8%

Entities affiliated with Domain Associates, L.L.C.(3) One Palmer Square Suite 515 Princeton, NJ 08542	13,610,529	—	24.0%

Entities affiliated with New Enterprise Associates(4) 2490 Sand Hill Road Menlo Park, CA 94025	13,128,678	—	23.2%

Entities affiliated with ProQuest Investments(5) 90 Nassau Street Fifth Floor Princeton, NJ 08542	5,147,324	—	9.1%

Entities affiliated with Sofinnova Ventures(6) 140 Geary Street Tenth Floor San Francisco, CA 94108	6,364,897	—	11.2%

	Beneficial Ownership Prior to the Offering		Percentage of Shares Outstanding
Name and Address of Beneficial Owner	Shares Beneficially Owned(1)	Options and Warrants Exercisable Within 60 Days of March 1, 2006	Before the Offering	After the Offering(1)
Entities affiliated with Versant Ventures(7) 3000 Sand Hill Road Building Four, Suite 210 Menlo Park, CA 94025	6,453,659	—	11.4%

Named Executive Officers
Bradford S. Goodwin(8)	1,285,143	972,000	3.9%
John G. Curd, M.D.(9)	228,572	1,500,000	3.0%
Edward C. Albini	—	450,000	*
Fong Wang Clow, D.Sc.(10)	675,000	—	1.2%
Ivy Ang(11)	252,000	25,000	*

Directors
Eckard Weber, M.D.	1,550,000	151,250	3.0%
James C. Blair, Ph.D.(12)	13,610,529	—	24.0%
James I. Healy, M.D., Ph.D.(13)	6,484,897	31,250	11.5%
Jay Moorin(14)	5,147,324	151,250	9.3%
Camille D. Samuels(15)	6,453,659	151,250	11.6%
Michael G. Raab(16)	13,128,678	151,250	23.4%
Lowell E. Sears(17)	40,000	171,250	*
Daniel M. Bradbury(18)	125,000	—	*
All executive officers and directors as a group (13 persons)(19)	53,993,148	3,754,500	95.5%

*	Represents beneficial ownership of less than one percent (1%) of the outstanding shares of our common stock.

(1)	Upon the completion of this offering, our existing stockholders will own shares, representing % of our outstanding common stock.

(2)	Includes 4,283,050 shares of common stock owned by Apax Excelsior VI, L.P., 349,862 shares of common stock owned by Apax Excelsior VI-A C.V., 233,074 shares of common stock owned by Apax Excelsior VI-B C.V. and 146,360 shares of common stock owned by Patricof Private Investment Club III L.P. Apax Excelsior VI, L.P., Apax Excelsior VI-A C.V., Apax Excelsior VI-B C.V. and Patricof Private Investment Club III L.P. are managed by their general partner, Apax Managers, Inc. Paul Vais serves as Vice President of Apax Managers, Inc. Mr. Vais disclaims beneficial ownership of the shares held by these funds except to the extent of his pecuniary interest in these funds.

(3)	Includes 12,953,287 shares of common stock owned by Domain Partners V, L.P., 305,992 shares of common stock owned by DP V Associates, L.P. and 351,250 shares of common stock owned by Domain Associates, L.L.C. The managing members of One Palmer Square Associates V, L.L.C., the general partner of Domain Partners V, L.P. and DP V Associates, L.P., share voting and dispositive power with respect to the shares held by Domain Partners V, L.P. and DP V Associates, L.P. The managing members of One Palmer Square Associates V, L.L.C. are James C. Blair, Brian H. Dovey, Robert J. More, Kathleen K. Schoemaker and Jesse I. Treu, who disclaim beneficial ownership of these shares except to the extent of their pecuniary interest therein. The managing members of Domain Associates, L.L.C. share voting and dispositive power with respect to the shares held by Domain Associates, L.L.C. The managing members of Domain Associates, L.L.C. are James C. Blair, Brian H. Dovey, Brian K. Halak, Robert J. More, Kathleen K. Schoemaker, Jesse I. Treu and Nicole Vitullo, who disclaim beneficial ownership of these shares except to the extent of their pecuniary interest therein. Includes 57,500 shares which we have the right to repurchase as of the date that is 60 days after March 1, 2006.

(4)	Includes 13,114,044 shares of common stock owned by New Enterprise Associates 10, Limited Partnership, for which voting and investment power is shared by M. James Barrett, Peter J. Barris, C. Richard Kramlich, Peter T. Morris, Charles W. Newhall, III, Mark W. Perry, Scott D. Sandell and Eugene A Trainor, III, each of whom is a general partner of NEA Partners 10, Limited Partnership, the general partner of New Enterprise Associates 10, Limited Partnership and 14,634 shares of common stock owned by NEA Ventures 2002, Limited Partnership, for which voting and investment power is held by its general partner, Pamela J. Clark. Mr. Raab, one of our directors, and each of the general partners of NEA Partners 10, Limited Partnership and NEA Ventures 2002, Limited Partnership disclaims beneficial ownership of the shares held by each of the aforementioned entities except to the extent of his or her pecuniary interest therein.

(5)	Includes 4,937,829 shares of common stock owned by ProQuest Investments II L.P. and 209,495 shares of common stock owned by ProQuest Investments II Advisors Fund L.P. The affiliates of ProQuest Investments who have voting or investment power over the shares are Jay Moorin and Alain Schreiber.

(6)	Includes 6,104,690 shares of common stock owned by Sofinnova Venture Partners V, L.P., 167,101 shares of common stock owned by Sofinnova Venture Affiliates V, L.P. and 93,106 shares of common stock owned by Sofinnova Venture Principals V, L.P.

(7)	Includes 6,348,914 shares of common stock owned by Versant Venture Capital II, L.P., 56,744 shares of common stock owned by Versant Side Fund II, L.P. and 48,001 shares of common stock owned by Versant Affiliates Fund II-A, L.P.

(8)	Includes 750,000 shares of common stock owned by Stewart, Spencer and Eliot, LLC and 535,143 shares of common stock owned by Bradford S. Goodwin and Cathy W. Goodwin Trustees of the Goodwin Family Trust u/a/d July 30, 1997. We have the right to repurchase an aggregate of 185,250 shares of the common stock owned directly by Mr. Goodwin as of the date that is 60 days after March 1, 2006.

(9)	Includes 25,000 shares of common stock owned by Alison B. Curd, 25,000 shares of common stock owned by Bethany K. Curd, 25,000 shares of common stock owned by Edward H. Curd and 25,000 shares of common stock owned by Jonathan W. Curd.

(10)	Includes 566,667 shares which we have the right to repurchase as of the date that is 60 days after March 1, 2006.

(11)	Includes 220,000 shares which we have the right to repurchase as of the date that is 60 days after March 1, 2006.

(12)	Includes 12,953,287 shares of common stock owned by Domain Partners V, L.P., 305,992 shares of common stock owned by DP V Associates, L.P. and 351,250 shares of common stock owned by Domain Associates, L.L.C. The managing members of One Palmer Square Associates V, L.L.C., the general partner of Domain Partners V, L.P. and DP V Associates, L.P., share voting and dispositive power with respect to the shares held by Domain Partners V, L.P. and DP V Associates, L.P. The managing members of One Palmer Square Associates V, L.L.C. are James C. Blair, Brian H. Dovey, Robert J. More, Kathleen K. Schoemaker and Jesse I. Treu, who disclaim beneficial ownership of these shares except to the extent of their pecuniary interest therein. The managing members of Domain Associates, L.L.C. share voting and dispositive power with respect to the shares held by Domain Associates, L.L.C. The managing members of Domain Associates, L.L.C. are James C. Blair, Brian H. Dovey, Brian K. Halak, Robert J. More, Kathleen K. Schoemaker, Jesse I. Treu and Nicole Vitullo, who disclaim beneficial ownership of these shares except to the extent of their pecuniary interest therein. Includes 57,500 shares which we have the right to repurchase as of the date that is 60 days after March 1, 2006.

(13)	Includes 6,104,690 shares of common stock owned by Sofinnova Venture Partners V, L.P., 167,101 shares of common stock owned by Sofinnova Venture Affiliates V, L.P. and 93,106 shares of common stock owned by Sofinnova Venture Principals V, L.P. Dr. Healy disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. Includes 57,500 shares which we have the right to repurchase as of the date that is 60 days after March 1, 2006.

(14)	Includes 4,937,829 shares of common stock owned by ProQuest Investments II L.P. and 209,495 shares of common stock owned by ProQuest Investments II Advisors Fund L.P. The affiliates of ProQuest Investments who have voting or investment power over the shares are Jay Moorin and Alain Schreiber. Mr. Moorin disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(15)	Includes 6,348,914 shares of common stock owned by Versant Venture Capital II, L.P., 56,744 shares of common stock owned by Versant Side Fund II, L.P. and 48,001 shares of common stock owned by Versant Affiliates Fund II-A, L.P. Ms. Samuels disclaims beneficial ownership of these shares except to the extent of her pecuniary interest therein.

(16)	Includes 13,114,044 shares of common stock owned by New Enterprise Associates 10, Limited Partnership, for which voting and investment power is shared by M. James Barrett, Peter J. Barris, C. Richard Kramlich, Peter T. Morris, Charles W. Newhall, III, Mark W. Perry, Scott D. Sandell and Eugene A Trainor, III, each of whom is a general partner of NEA Partners 10, Limited Partnership, the general partner of New Enterprise Associates 10, Limited Partnership and 14,634 shares of common stock owned by NEA Ventures 2002, Limited Partnership, for which voting and investment power is held by its general partner, Pamela J. Clark. Mr. Raab, a partner of NEA Partners 10, Limited Partnership and NEA Ventures 2002, Limited Partnership disclaims beneficial ownership of the shares held by each of the aforementioned entities except to the extent of his pecuniary interest therein.

(17)	Includes 40,000 shares of common stock owned by Sears Trust U/A Dtd 3/11/91.

(18)	Includes 106,771 shares which we have the right to repurchase as of the date that is 60 days after March 1, 2006.

(19)	Includes common stock held by entities affiliated with directors and executive officers. See footnotes 8 through 18 above.

DESCRIPTION OF CAPITAL STOCK

General

Our amended and restated certificate of incorporation authorizes us to issue up to              shares of Common Stock, $0.001 par value per share, and 5,000,000 shares of Preferred Stock. The following information assumes the filing of our amended and restated certificate of incorporation and the conversion of all outstanding shares of our preferred stock into shares of common stock upon the completion of this offering.

As of December 31, 2005, and assuming the conversion of all outstanding convertible preferred stock into common stock immediately prior to the consummation of this offering, there were outstanding:

•	56,246,884 shares of our common stock held by approximately 66 stockholders; and

•	6,162,605 shares issuable upon exercise of outstanding stock options.

Common Stock

Dividend Rights

Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of funds legally available at the times and in the amounts that our board of directors may determine.

Voting Rights

Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Cumulative voting for the election of directors is not provided for in our amended and restated certificate of incorporation, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election.

No Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights and is not subject to conversion or redemption.

Right to Receive Liquidation Distributions

Upon our dissolution or liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders are distributable ratably among the holders of our common stock, subject to the preferential rights and payment of liquidation preferences, if any, on any outstanding shares of convertible preferred stock.

Preferred Stock

Upon the completion of this offering, our board of directors will have the authority, without further action by our stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of common stock. The issuance of our preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in our control or other corporate action. Upon completion of this offering, no shares of preferred stock will be outstanding, and we have no present plan to issue any shares of preferred stock.

Anti-Takeover Provisions

Certificate of Incorporation and Bylaws to be in Effect Upon the Completion of this Offering

Our amended and restated certificate of incorporation to be in effect upon the completion of this offering will provide for our board of directors to be divided into three classes, with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Because our stockholders do not have cumulative voting rights, our stockholders holding a majority of the shares of common stock outstanding will be able to elect all of our directors. Our amended and restated certificate of incorporation and amended and restated bylaws to be effective upon the completion of this offering will provide that all stockholder action must be effected at a duly called meeting of stockholders and not by a consent in writing, and that only our board of directors, chairman of the board, chief executive officer, or president (in the absence of a chief executive officer) or holder of greater than 20% of our common stock may call a special meeting of stockholders.

Our amended and restated certificate of incorporation will require a 66 2/3% stockholder vote for the amendment, repeal or modification of certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws relating to the absence of cumulative voting, the classification of our board of directors, the requirement that stockholder actions be effected at a duly called meeting, and the designated parties entitled to call a special meeting of the stockholders. The combination of the classification of our board of directors, the lack of cumulative voting and the 66 2/3% stockholder voting requirements will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions may have the effect of deterring hostile takeovers or delaying changes in our control or management. These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened change in control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in our management.

Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested holder;

•	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines business combination to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Acceleration of Options on Change of Control

In the event we experience a change of control (as this term is defined in the 2001 Plan), the options currently outstanding under our 2001 Plan will automatically vest and become immediately exercisable as to 50% of the shares subject to the option, with the remaining unvested shares continuing to vest in equal, monthly installments over the remaining term. In addition, any outstanding options held by an option holder whose service with us is terminated without cause or who is constructively terminated (as these terms are defined in the 2001 Plan) within one month prior to or 13 months following a change in control will automatically vest in full and become immediately exercisable as to all of the unvested shares.

Registration Rights

Demand Registration Rights

After the completion of this offering, the holders of approximately 50,562,580 shares of our common stock will be entitled to certain demand registration rights. At any time beginning six months after the consummation of this offering, the holders of at least 20% of these shares can request that we register all or a portion of their shares. We will only be required to file two registration statements upon the stockholders’ exercise of these demand registration rights. In addition, we will not be required to effect a demand registration during the period beginning 30 days prior and 180 days following any underwritten public offering of our common stock.

Piggyback Registration Rights

After the completion of this offering, the holders of approximately 50,562,580 shares of common stock will be entitled to certain piggyback registration rights. As a result, whenever we propose to file a registration statement under the Securities Act, the holders of registrable securities are entitled to notice of the registration and have the right, subject to limitations that the underwriters may impose on the number of shares included in the registration, to include their registrable shares in the registration. We will pay the expenses of the holders of registrable securities for the incidental or piggyback registrations.

Form S-3 Registration Rights

After the completion of this offering, the holders of approximately 50,562,580 shares of our common stock will be entitled to request that we register their shares on Form S-3 if we are eligible to file a registration statement on Form S-3 and if the aggregate price to the public of the shares offered is at least $1.0 million. We will not be required to effect more than two such registrations on Form S-3 in any given calendar year. However, we will not be required to effect a registration on Form S-3 during the period beginning 30 days prior and 180 days following any underwritten public offering of our common stock.

The registration rights described above will expire, with respect to any particular stockholder, upon the earlier of (i) when that stockholder can sell its shares under Rule 144 of the Securities Act during any six-month period, (ii) 6 years after the consummation of this offering or (iii) upon a change of control of the Company under certain circumstances.

In connection with this offering, each stockholder that has registration rights agreed not to sell or otherwise dispose of any securities without the prior written consent of the underwriters for a period of 180 days.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

Nasdaq National Market Listing

We have applied to have our common stock approved for quotation on the Nasdaq National Market under the symbol “NOVC.”

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO

NON-U.S. HOLDERS OF OUR COMMON STOCK

The following is a general discussion of the material U.S. federal income tax consequences relating to the purchase, ownership and disposition of our common stock by a non-U.S. holder, but is not a complete analysis of all the potential tax consequences relating thereto. For the purposes of this discussion, a non-U.S. holder is any beneficial owner of our common stock that for United States federal income tax purposes is not a “United States person.” For purposes of this discussion, the term United States person means:

•	an individual citizen or resident of the United States;

•	a corporation or a partnership (or other entity taxable as a corporation or a partnership) created or organized in the United States or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•	a trust (x) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (y) which has made a valid election to be treated as a United States person under applicable U.S. Treasury regulations.

If a partnership (or an entity treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner will generally depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships which hold our common stock and partners in such partnerships should consult their own tax advisors.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant in light of a non-U.S. holder’s special tax status or special circumstances. Former citizens or residents of the United States, insurance companies, tax-exempt organizations, partnerships or other pass-through entities for U.S. federal income tax purposes, dealers in securities, banks or other financial institutions, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax and investors that hold our common stock as part of a hedge, straddle or conversion transaction are among those categories of potential investors that are subject to special rules not covered in this discussion. This discussion does not address the tax consequences to non-U.S. holders that do not hold our common stock as a capital asset for U.S. federal income tax purposes (generally, property held for investment). This discussion also does not address any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction. Furthermore, the following discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, and Treasury Regulations and administrative and judicial interpretations thereof, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. No ruling has been or will be sought from the Internal Revenue Service, or the IRS, with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the acquisition, ownership or disposition of our common stock, or that any such contrary position would not be sustained by a court. Accordingly, each non-U.S. holder should consult its own tax advisors regarding the U.S. federal, state, local and non-United States income and other tax consequences of acquiring, holding and disposing of our common stock.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS AND ANY OTHER U.S. FEDERAL TAX LAWS.

Dividends

Distributions on our common stock, if any, generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S.

federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and will first be applied against and reduce a holder’s adjusted tax basis in the common stock, but not below zero, and then the excess, if any, will be treated as gain from the sale of the common stock.

Amounts treated as dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax either at a rate of 30% of the gross amount of the dividends or such lower rate as may be specified by an applicable income tax treaty. In order to receive a reduced treaty rate, a non-U.S. holder must provide a valid IRS Form W-8BEN or other successor form certifying qualification for the reduced rate.

Dividends received by a non-U.S. holder that are effectively connected with a U.S. trade or business conducted by the non-U.S. holder are exempt from such withholding tax. In order to obtain this exemption, a non-U.S. holder must provide a valid IRS Form W-8ECI or other successor form properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are generally taxed at the same graduated rates applicable to United States persons, net of allowable deductions and credits, subject to an applicable income tax treaty providing otherwise.

In addition to the graduated tax described above, dividends received by a corporate non-U.S. holder that are effectively connected with a U.S. trade or business of such holder may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable tax treaty.

A non-U.S. holder may obtain a refund of any excess amounts withheld if an appropriate claim for refund is filed timely with the IRS. If a non-U.S. holder holds our common stock through a foreign partnership or a foreign intermediary, the foreign partnership or foreign intermediary will also be required to comply with additional certification requirements.

Gain on Disposition of Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•	the gain is effectively connected with a U.S. trade or business of the non-U.S. holder or, if a tax treaty applies, is attributable to a U.S. permanent establishment maintained by such non-U.S. holder;

•	the non-U.S. holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the taxable year in which the sale or other disposition occurs and other conditions are met; or

•	our common stock constitutes a U.S. real property interest by reason of our status as a “United States real property holding corporation,” or USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the holder’s holding period for our common stock.

We believe that we are not currently and do not anticipate becoming a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as a U.S. real property interest only if the non-U.S. holder actually or constructively held more than 5 percent of such regularly traded common stock during the applicable period.

Unless an applicable tax treaty provides otherwise, gain described in the first bullet point above will be subject to the U.S. federal income tax imposed on net income on the same basis that applies to United States persons generally and, for corporate holders under certain circumstances, the branch profits tax, but will generally not be subject to withholding tax. Gain described in the second bullet point above (which may be offset by U.S. source capital losses) will be subject to a flat 30% U.S. federal income tax. Non-U.S. holders should consult any applicable income tax treaties that may provide for different rules.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld, together with other information. A similar report is sent to the holder. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected dividends or withholding was reduced or eliminated by an applicable tax treaty. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.

Backup withholding (currently at a rate of 28%) will generally not apply to payments of dividends made by us or our paying agents, in their capacities as such, to a non-U.S. holder if the holder has provided certification that it is not a United States person (on the forms described above) or has otherwise established an exemption, provided we or the paying agent have no actual knowledge or reason to know that the beneficial owner is a United States person.

Payments of the proceeds from a disposition effected outside the United States by a non-U.S. holder made by or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, information reporting (but generally not backup withholding) will apply to such a payment if the broker is a United States person, a controlled foreign corporation for U.S. federal income tax purposes, a foreign person 50% or more of whose gross income is effectively connected with a U.S. trade or business for a specified three year period, or a foreign partnership if (i) at any time during its tax year, one or more of its partners are United States persons who, in the aggregate, hold more than 50 percent of the income or capital interest in such partnership or (ii) at any time during its tax year, it is engaged in the conduct of a trade or business in the United States, unless an exemption is otherwise established, provided that the broker has no knowledge or reason to know that the beneficial owner is a United States person.

Payment of the proceeds from a disposition by a non-U.S. holder of common stock made by or through the U.S. office of a broker is generally subject to information reporting and backup withholding unless the non-U.S. holder certifies as to its non-U.S. holder status under penalties of perjury or otherwise establishes an exemption from information reporting and backup withholding, provided that the broker has no knowledge or reason to know that the beneficial owner is a United States person.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability provided the required information is furnished timely to the IRS.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, no public market existed for our common stock. Market sales of shares of our common stock after this offering and from time to time, and the availability of shares for future sale, may reduce the market price of our common stock. Sales of substantial amounts of our common stock, or the perception that these sales could occur, could harm prevailing market prices for our common stock and could impair our future ability to obtain capital, especially through an offering of equity securities.

Based on 56,246,884 shares outstanding on December 31, 2005, we will have              shares of common stock outstanding upon completion of this offering, assuming no outstanding options are exercised prior to the closing of this offering. Of those shares, the              shares of common stock sold in this offering will be freely transferable without restriction, unless purchased by our existing stockholders (substantially all of which have entered into lock-up agreements, described below) or persons deemed to be our “affiliates” as that term is defined in Rule 144 under the Securities Act. Any shares purchased by an affiliate may not be resold except pursuant to an effective registration statement or an applicable exemption from registration, including an exemption under Rule 144 promulgated under the Securities Act. The remaining              shares of common stock to be outstanding immediately following the completion of this offering are “restricted,” which means they were originally sold in offerings that were not registered under the Securities Act. These restricted shares may only be sold through registration under the Securities Act or under an available exemption from registration, such as provided through Rule 144, 144(k) or Rule 701.

Subject to the lock-up agreements described below, the number of shares that will be available for sale in the public market under the provisions of Rule 144, 144(k) and 701 will be as follows:

Days After the Effective Date	Number of Shares Eligible for Sale in the United States Public Market/Percent of Outstanding Stock	Comment
Upon completion of offering		Shares sold by us in this offering
At various times after 180 days		Shares eligible for sale under Rules 144, 144(k) and 701

In addition, of the 6,162,605 shares issuable upon exercise of options to purchase our common stock outstanding as of December 31, 2005, approximately 2,632,976 shares were vested and will be eligible for sale pursuant to Rule 701 180 days after the completion of this offering.

Rule 144

In general, under Rule 144, a person (or persons whose shares are aggregated), including an affiliate, who has beneficially owned shares of our common stock for one year or more, including the holding period of any prior owner other than one of our affiliates, is entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	one percent of the number of shares of our common stock then outstanding, which will equal shares; or

•	the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales of restricted shares under Rule 144 are also subject to requirements on the manner of sale, notice and the availability of our current public information. Rule 144 also provides that affiliates that sell shares of our common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares, other than the holding period requirement.

Rule 144(k)

Under Rule 144(k), a person (or persons whose shares are aggregated) who is deemed not to have been our affiliate at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than one of our affiliates, is entitled to sell restricted shares under Rule 144(k) without complying with the volume limitations, manner of sale provisions, notice requirements or the provisions relating to the availability of current public information.

Rule 701

Under Rule 701, shares of our common stock acquired upon the exercise of currently outstanding options or pursuant to other rights granted under our stock plans may be resold, beginning 90 days after the date of this prospectus, to the extent not subject to lock-up agreements, by:

•	persons other than affiliates, subject only to the manner-of-sale provisions of Rule 144; and

•	our affiliates, subject to the manner-of-sale, current public information and filing requirements of Rule 144, in each case, without compliance with the one-year holding period requirement of Rule 144.

As of December 31, 2005, options to purchase a total of 6,162,605 shares of common stock were outstanding, of which approximately 2,632,976 were vested. All shares of our common stock issuable under these options are subject to contractual lock-up agreements with us or the underwriters.

Form S-8 Registration Statements

Upon completion of this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of common stock reserved for issuance under our 2001 Stock Option Plan and 2006 Incentive Award Plan, thus permitting the resale of such shares by non-affiliates in the public market without restriction under the Securities Act. Such registration statements will become effective immediately upon filing.

Lock-up Agreements

Each of our executive officers and directors and substantially all of our security holders entered into lock-up agreements pursuant to which they have agreed, subject to limited exceptions, not to offer, sell, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or securities convertible into or exchangeable or exercisable for shares of common stock for a period of 180 days from the date of this prospectus without the prior written consent of Bear, Stearns & Co. Inc. and Cowen & Co., LLC. The lock-up agreements permit transfers of shares not involving a disposition for value as a gift or to trusts or immediate family members or to certain entities or subject to certain restrictions. Bear, Stearns & Co. Inc. and Cowen & Co., LLC may, in their joint discretion, at any time and without notice, release for sale in the public market all or any portion of the shares subject to the lock-up agreements. All of the shares that are not subject to the underwriters’ lock-up agreements are subject to similar contractual lock-up restrictions with us. After the 180-day lock-up period, these shares may be sold, subject to applicable securities laws. Notwithstanding the foregoing, for the purpose of allowing the underwriters to comply with NASD Rule 2711(f)(4), if, under certain circumstances, we release earnings results or material news or make certain announcements that we will release earnings results, or a material event relating to us occurs, then the 180-day lock-up period will be extended until 18 days following the date of release of the earnings results or the occurrence of the material news or material event, as applicable. For more information on the terms of these lock-up agreements, see “Underwriting”.

Registration Rights

After the offering, the holders of 50,562,580 shares of our common stock will be entitled to registration rights. For more information on these registration rights, see “Description of Capital Stock — Registration Rights.”

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

By purchasing common stock in Canada and accepting a purchase confirmation a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws;

•	where required by law, that the purchaser is purchasing as principal and not as agent;

•	the purchaser has reviewed the text above under “Resale Restrictions”; and

•	the purchaser acknowledges and consents to the provision of specified information concerning its purchase of the common stock to the regulatory authority that by law is entitled to collect the information.

Further details concerning the legal authority for this information is available upon request.

Rights of Action — Ontario Purchasers Only

Under Ontario securities legislation, certain purchasers who purchase a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the common stock, for rescission against us in the event that this prospectus contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the common stock. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the common stock. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the common stock was offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the common stock as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated                     , we have agreed to sell to the underwriters named below, for whom Bear, Stearns & Co. Inc., Cowen & Co., LLC, Pacific Growth Equities, LLC and HSBC Securities (USA) Inc. are acting as representatives, the number of shares of common stock indicated in the following table. Bear, Stearns & Co. Inc. and Cowen & Co., LLC are the book-running managers of this transaction.

Underwriter	Number of Shares
Bear, Stearns & Co. Inc.
Cowen & Co., LLC
Pacific Growth Equities, LLC
HSBC Securities (USA) Inc.

Total

The underwriting agreement provides that the underwriters are obligated to purchase all of the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to              additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at the price less a selling concession of $             per share. The underwriters and selling group members may allow a discount of $             per share on sales to other broker/dealers. After the initial public offering the underwriters may change the public offering price and concession and discount to broker/dealers.

The following table summarizes the compensation and estimated expenses we will pay:

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment

Underwriting Discounts and Commissions payable by us	$	$	$	$

Expenses payable by us	$	$	$	$

The representatives have informed us that the underwriters do not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the shares of common stock being offered.

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 (the “Securities Act”) relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Bear, Stearns & Co. Inc. and Cowen & Co., LLC for a period of 180 days after the date of this prospectus. However, in the event that either (i) during the last 17 days of the lock-up period, we release earnings results or material news or a material event relating to us occurs or (ii) prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period, then in either case the expiration of the lock-up will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Bear, Stearns & Co. Inc. and Cowen & Co., LLC waive, in writing, such an extension. The foregoing lock-up restrictions will not apply to (i) issuances of securities pursuant to the conversion or exchange of convertible or exchangeable securities or upon the exercise of options outstanding on the date of this prospectus, (ii) grants of stock options or equity awards pursuant to any stock plan or arrangement described in this prospectus or issuances of securities pursuant to such grants, (iii) the filing of registration statements on Form S-8 registering the securities issuable under stock plans or arrangements described in this prospectus, (iv) the issuance of up to 50,000 shares of common stock to the University of Pittsburgh pursuant to the license agreement between us and the University of Pittsburgh dated July 1, 2002, or (v) the issuance of up to an aggregate of 5% of our outstanding securities as of the date of this prospectus after giving effect to this offering in connection with certain strategic transactions or acquisitions by us, provided that the securities so issued are subject to the lock-up restrictions described in this paragraph.

Our officers, directors and substantially all of our security holders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Bear, Stearns & Co. Inc. and Cowen & Co., LLC for a period of 180 days after the date of this prospectus. However, in the event that either (i) during the last 17 days of the lock-up period, we announce that we will release earnings results or announce by press release or the filing of a Form 8-K material news or a material event relating to us occurs or (ii) prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period, then in either case the expiration of the lock-up will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Bear, Stearns & Co. Inc. and Cowen & Co., LLC waive, in writing, such an extension. The foregoing lock-up restrictions will not apply to (i) transfers of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock made as a bona fide gift, provided that the donee or donees agree to be bound by the terms of the lock-up agreement prior to the transfer, (ii) transfers of shares of our common stock or securities convertible or exchangeable or exercisable for any shares of our common stock to any trust for the direct or indirect benefit of the security holder or a family member of the security holder, provided that the transferee agrees to be bound in writing by the terms of the lock-up agreement prior to the transfer, (iii) any shares of our common stock acquired by the security holder in this offering or the open market, and (iv) transfers of common stock pursuant to a will or other testamentary document or applicable laws of descent, provided that the distributee agrees to be bound by the terms of the lock-up agreement prior to the distribution. With respect to the foregoing clauses (i), (ii) and (iv), it shall be a condition to the transfer or distribution that the donee, transferee or distributee, as applicable, shall not voluntarily file a report under Section 16(a) of the Exchange Act reporting a reduction in beneficial ownership of shares of our common stock during the lock-up period.

We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

We have applied to list the shares of common stock on the Nasdaq National Market under the symbol “NOVC.”

Prior to the offering, there has been no public market for the common stock. The initial public offering price for the common stock will be determined by negotiation between us and the representatives, and may not reflect the market price for the common stock following the offering. The principal factors, in addition to prevailing market conditions, considered in determining the initial public offering price will include:

•	the history of and prospects for our industry and for biopharmaceutical and biotechnology companies generally;

•	an assessment of our management;

•	our present operations;

•	our historical results of operations;

•	our earnings prospects;

•	the general condition of the securities markets at the time of the offering; and

•	the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies.

We cannot be sure that the initial public offering price will correspond to the price at which the common stock will trade in the public market following this offering or that an active trading market for the common stock will develop and continue after this offering.

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq National Market and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

LEGAL MATTERS

Certain legal matters with respect to the legality of the issuance of the shares of common stock offered by this prospectus will be passed upon for us by Latham & Watkins LLP, Menlo Park, California. Certain legal matters in connection with the offering will be passed upon for the underwriters by Davis Polk & Wardwell, Menlo Park, California. As of December 31, 2005, persons and entities affiliated with Latham & Watkins LLP beneficially owned 32,000 shares of our convertible preferred stock immediately prior to the closing of this offering, which is convertible into 32,000 shares of our common stock.

EXPERTS

The financial statements of Novacea, Inc. at December 31, 2004 and 2005 and for each of the three years in the period ended December 31, 2005 and for the period from inception (February 27, 2001) to December 31, 2005, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the common stock. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some items of which are contained in exhibits to the registration statement as permitted by the rules and regulations of the Commission. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits and the financial statements and notes filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement is this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The exhibits to the registration statement should be referenced for the complete contents of these contracts and documents. You may obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act and, in accordance with this law, will file periodic reports, proxy statements and other information with the Commission. These periodic reports, proxy statements and other information will be available for inspection and copying at the Commission’s public reference facilities and the website of the SEC referred to above.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Novacea, Inc.

We have audited the accompanying balance sheets of Novacea, Inc. (a development stage company) as of December 31, 2004 and 2005, and the related statements of operations, convertible preferred stock and stockholders’ equity (net capital deficiency), and cash flows for each of the three years in the period ended December 31, 2005 and for the period from inception (February 27, 2001) to December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Novacea, Inc. (a development stage company) at December 31, 2004 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2005 and for the period from inception (February 27, 2001) to December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

Palo Alto, California

March 24, 2006

Novacea, Inc.

(a development stage company)

Balance Sheets

(in thousands, except share and per share data)

	December 31,		Pro Forma Stockholders’ Equity at December 31, 2005
	2004	2005
			(unaudited) (See Note 1)
Assets
Current assets:
Cash and cash equivalents	$8,194	$36,039
Marketable securities	38,447	14,483
Interest receivable	480	243
Prepaid and other current assets	487	964

Total current assets	47,608	51,729

Property and equipment, net	213	255
Other assets	209	280

Total assets	$48,030	$52,264

Liabilities, convertible preferred stock and stockholders’ equity (net capital deficiency)
Current liabilities:
Accounts payable	$1,413	$2,585
Accrued compensation	794	1,440
Other accrued liabilities	432	144
Liability for early exercise of stock options	60	513

Total current liabilities	2,699	4,682
Commitments (Notes 4 and 6)
Convertible preferred stock, $0.001 par value; 99,351,663 shares authorized; issuable in series:
Series A-1 convertible preferred stock, 4,000,000 shares designated, issued, and outstanding at December 31, 2004 and 2005 at amount paid in; aggregate liquidation preference of $5,000; no shares outstanding pro forma (unaudited)	4,941	4,941	$—
Series A-2 convertible preferred stock, 4,085,715 shares designated, issued, and outstanding at December 31, 2004 and 2005 at amount paid in; aggregate liquidation preference of $7,150; no shares outstanding pro forma (unaudited)	7,140	7,140	—
Series B convertible preferred stock, 17,560,974 shares designated, issued, and outstanding at December 31, 2004 and 2005 at amount paid in; aggregate liquidation preference of $36,000; no shares outstanding pro forma (unaudited)	35,919	35,919	—
Series C convertible preferred stock, 14,020,000 and 24,065,891 shares designated, issued, and outstanding at December 31, 2004 and 2005, respectively at amount paid in; aggregate liquidation preference of $35,050 and $60,165 at December 31, 2004 and 2005, respectively; no shares outstanding pro forma (unaudited)	34,944	60,024	—

Total convertible preferred stock	82,944	108,024	—
Stockholders’ equity (net capital deficiency):
Common stock, $0.001 par value; 123,104,000 shares authorized; 4,204,832 and 5,360,507 shares issued and outstanding at December 31, 2004 and 2005, respectively; 55,073,087 shares outstanding pro forma (unaudited)	4	6	56
Additional paid-in capital	456	3,501	111,475
Deferred stock-based employee compensation	—	(2,162)	(2,162)
Accumulated other comprehensive income (loss)	(129)	(38)	(38)
Deficit accumulated during the development stage	(37,944)	(61,749)	(61,749)

Total stockholders’ equity (net capital deficiency)	(37,613)	(60,442)	$47,582

Total liabilities, convertible preferred stock and stockholders’ equity (net capital deficiency)	$48,030	$52,264

See accompanying notes.

Novacea, Inc.

(a development stage company)

Statements of Operations

(in thousands, except per share amounts)

	Years ended December 31,			Period from inception (February 27, 2001) to December 31, 2005
	2003	2004	2005
Grant revenue	$1,330	$1,120	$56	$2,877
Operating expenses:
Research and development	10,930	14,687	17,670	48,368
General and administrative	3,691	5,212	6,848	18,565
Stock-based employee compensation	—	—	402	402

Total operating expenses	14,621	19,899	24,920	67,335

Loss from operations	(13,291)	(18,779)	(24,864)	(64,458)
Interest and other income, net	516	827	1,059	2,713
Interest expense	—	—	—	(4)

Net loss	$(12,775)	$(17,952)	$(23,805)	$(61,749)

Net loss per common share, basic and diluted	$(4.04)	$(4.73)	$(4.86)

Shares used in computing basic and diluted net loss per common share	3,161	3,793	4,894

Pro forma net loss per common share, basic and diluted (unaudited)			$(0.53)

Shares used in computing pro forma basic and diluted net loss per common share (unaudited)			44,836

Stock-based employee compensation relates to the following:
Research and development	$—	$—	$138	$138
General and administrative	—	—	264	264

	$—	$—	$402	$402

See accompanying notes.

Novacea, Inc.

(a development stage company)

Statement of Convertible Preferred Stock and Stockholders’ Equity (Net Capital Deficiency)

Period from inception (February 27, 2001) to December 31, 2005

(in thousands, except per share amounts)

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Deferred Stock-Based Employee Compensation	Accumulated Other Comprehensive Income (Loss)	Deficit Accumulated During the Development Stage	Total Stockholders’ Equity (Net Capital Deficiency)
	Shares	Amount	Shares	Amount
Balance at inception (February 27, 2001)	—	$—	—	$—	$—	$—	$—	$—	$—
Issuance of 2,000 shares of common stock at $0.001 per share for cash to founders in March 2001	—	—	2,000	2	—	—	—	—	2
Issuance of 800 shares of common stock for technology license in June 2001	—	—	800	1	119	—	—	—	120
Issuance of 4,000 shares of Series A-1 convertible preferred stock to investors at $1.25 per share for cash in July 2001, net of issuance costs of $59	4,000	4,941	—	—	—	—	—	—	—
Net loss and comprehensive loss	—	—	—	—	—	—	—	(1,581)	(1,581)

Balance at December 31, 2001	4,000	4,941	2,800	3	119	—	—	(1,581)	(1,459)
Issuance of 4,086 shares of Series A-2 convertible preferred stock to investors at $1.75 per share for cash in February 2002, net of issuance costs of $10	4,086	7,140	—	—	—	—	—	—	—
Issuance of 17,561 shares of Series B convertible preferred stock to investors at $2.05 per share for cash in October 2002, net of issuance costs of $80	17,561	35,919	—	—	—	—	—	—	—
Issuance of 754 shares of common stock for cash upon exercise of stock options at prices ranging from $0.15 to $0.18 per share	—	—	754	1	113	—	—	—	114
Impact of repurchase rights related to common shares issued pursuant to early exercises of stock options in 2002	—	—	(7)	—	—	—	—	—	—
Issuance of 50 shares of common stock for technology license in July 2002	—	—	50	—	9	—	—	—	9
Net loss and comprehensive loss	—	—	—	—	—	—	—	(5,636)	(5,636)

Balance at December 31, 2002 (carried forward)	25,647	48,000	3,597	4	241	—	—	(7,217)	(6,972)

(continued)

Novacea, Inc.

(a development stage company)

Statement of Convertible Preferred Stock and Stockholders’ Equity (Net Capital Deficiency)—(continued)

Period from inception (February 27, 2001) to December 31, 2005

(in thousands, except per share amounts)

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Deferred Stock-Based Employee Compensation	Accumulated Other Comprehensive Income (Loss)	Deficit Accumulated During the Development Stage	Total Stockholders’ Equity (Net Capital Deficiency)
	Shares	Amount	Shares	Amount
Balance at December 31, 2002 (brought forward)	25,647	$48,000	3,597	$4	$241	$—	$—	$(7,217)	$(6,972)
Issuance of 303 shares of common stock for cash upon exercise of stock options at prices ranging from $0.15 to $0.30 per share	—	—	303	—	31	—	—	—	31
Impact of repurchase rights related to common shares issued pursuant to early exercises of stock options in 2003, net of vesting of 2002 amounts	—	—	(64)	—	(21)	—	—	—	(21)
Issuance of 14,020 shares of Series C convertible preferred stock to investors at $2.50 per share for cash in December 2003, net of issuance costs of $106	14,020	34,944	—	—	—	—	—	—	—
Stock compensation associated with stock options granted to non-employees	—	—	—	—	25	—	—	—	25
Stock compensation associated with the modification of an employee award	—	—	—	—	48	—	—	—	48
Comprehensive loss:
Net loss	—	—	—	—	—	—	—	(12,775)	(12,775)
Unrealized loss on cash equivalents and short-term investments	—	—	—	—	—	—	(9)	—	(9)

Comprehensive loss									(12,784)

Balance at December 31, 2003 (carried forward)	39,667	82,944	3,836	4	324	—	(9)	(19,992)	(19,673)

(continued)

Novacea, Inc.

(a development stage company)

Statement of Convertible Preferred Stock and Stockholders’ Equity (Net Capital Deficiency)—(continued)

Period from inception (February 27, 2001) to December 31, 2005

(in thousands, except per share amounts)

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Deferred Stock-Based Employee Compensation	Accumulated Other Comprehensive Income (Loss)	Deficit Accumulated During the Development Stage	Total Stockholders’ Equity (Net Capital Deficiency)
	Shares	Amount	Shares	Amount
Balance at December 31, 2003 (brought forward)	39,667	$82,944	3,836	$4	$324	$—	$(9)	$(19,992)	$(19,673)
Issuance of 476 shares of common stock for cash upon exercise of stock options at prices ranging from $0.15 to $0.37 per share, net of repurchased shares of common stock from earlier option exercises	—	—	476	—	149	—	—	—	149
Impact of repurchase rights related to common shares issued pursuant to early exercises of stock options in 2004, net of vesting of prior years’ amounts	—	—	(107)	—	(39)	—	—	—	(39)
Stock compensation associated with stock options granted to non-employees	—	—	—	—	22	—	—	—	22
Comprehensive loss:
Net loss	—	—	—	—	—	—	—	(17,952)	(17,952)
Unrealized loss on cash equivalents and short-term investments	—	—	—	—	—	—	(120)	—	(120)

Comprehensive loss									(18,072)

Balance at December 31, 2004 (carried forward)	39,667	82,944	4,205	4	456	—	(129)	(37,944)	(37,613)

(continued)

Novacea, Inc.

(a development stage company)

Statement of Convertible Preferred Stock and Stockholders’ Equity (Net Capital Deficiency)—(continued)

Period from inception (February 27, 2001) to December 31, 2005

(in thousands, except per share amounts)

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Deferred Stock-Based Employee Compensation	Accumulated Other Comprehensive Income (Loss)	Deficit Accumulated During the Development Stage	Total Stockholders’ Equity (Net Capital Deficiency)
	Shares	Amount	Shares	Amount
Balance at December 31, 2004 (brought forward)	39,667	$82,944	4,205	$4	$456	$—	$(129)	$(37,944)	$(37,613)
Issuance of 2,151 shares of common stock for cash upon exercise of stock options at prices ranging from $0.15 to $0.55 per share, net of repurchased shares of common stock from earlier option exercises	—	—	2,151	2	794	—	—	—	796
Impact of repurchase rights related to common shares issued pursuant to early exercises of stock options in 2005, net of vesting of prior years’ amounts	—	—	(995)	—	(453)	—	—	—	(453)
Issuance of 10,046 shares of Series C convertible preferred stock to investors at $2.50 per share for cash in December 2005, net of issuance costs of $35	10,046	25,080	—	—	—	—	—	—	—
Deferred compensation related to employee stock options	—	—	—	—	2,564	(2,564)	—	—	—
Amortization of deferred stock-based employee compensation	—	—	—	—	—	402	—	—	402
Stock compensation associated with stock options granted to non-employees	—	—	—	—	140	—	—	—	140
Comprehensive loss:
Net loss	—	—	—	—	—	—	—	(23,805)	(23,805)
Unrealized gain on cash equivalents and short-term investments	—	—	—	—	—	—	91	—	91

Comprehensive loss									(23,714)

Balance at December 31, 2005	49,713	$108,024	5,361	$6	$3,501	$(2,162)	$(38)	$(61,749)	$(60,442)

See accompanying notes.

Novacea, Inc.

(a development stage company)

Statements of Cash Flows

(in thousands)

	Years ended December 31,			Period from inception (February 27, 2001) to December 31, 2005
	2003	2004	2005
Operating activities
Net loss	$(12,775)	$(17,952)	$(23,805)	$(61,749)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	50	88	119	278
Amortization of deferred stock-based employee compensation	—	—	402	402
Non-cash stock compensation	73	22	140	235
Non-cash expense related to the purchase of certain licensed technology	—	—	—	120
Changes in operating assets and liabilities:
Prepaid and other current assets	(117)	(17)	(240)	(1,207)
Other assets	132	28	(78)	(287)
Accounts payable and accrued liabilities	1,116	739	1,983	4,682

Net cash used in operating activities	(11,521)	(17,092)	(21,479)	(57,526)

Investing activities
Purchases of property and equipment	(129)	(140)	(154)	(526)
Purchase of certain licensed patent rights	—	—	—	(100)
Purchases of short-term investments	(52,911)	(51,073)	(16,321)	(155,823)
Maturities of short-term investments	43,733	52,252	40,378	141,413

Net cash provided by (used in) investing activities	(9,307)	1,039	23,903	(15,036)

Financing activities
Net proceeds from issuances of convertible preferred stock	34,944	—	25,080	108,024
Proceeds from issuances of common stock, net of repurchases	10	110	341	577

Net cash provided by financing activities	34,954	110	25,421	108,601

Net increase (decrease) in cash and cash equivalents	14,126	(15,943)	27,845	36,039
Cash and cash equivalents at beginning of period	10,011	24,137	8,194	—

Cash and cash equivalents at end of period	$24,137	$8,194	$36,039	$36,039

Supplemental schedule of non-cash investing and financing activities
Common stock issued for technology licenses and patent rights	$—	$—	$—	$9

Deferred stock-based employee compensation	$—	$—	$2,564	$2,564

Supplemental disclosure of cash flow information
Cash paid for interest	$—	$—	$—	$4

See accompanying notes.

Novacea, Inc.

(a development stage company)

Notes to Financial Statements

1. Organization and Summary of Significant Accounting Policies

Novacea, Inc. (the “Company”) is a biopharmaceutical company focused on in-licensing, developing and commercializing novel therapies for the treatment of patients with cancer. The Company was founded in February 2001 (initially founded as D-Novo Therapeutics, later changed to Novacea, Inc.) and is incorporated in the State of Delaware. The Company’s product portfolio features three clinical-stage oncology product candidates, DN-101 (with worldwide rights), vinorelbine oral (for the United States and Canada) and AQ4N (for the North American market), each of which is a potential treatment for cancer. The Company has been primarily involved in performing research and development activities, hiring personnel, licensing new products, and raising capital to support and expand these activities since incorporation. Accordingly, the Company is considered to be in the development stage.

Use of Estimates and Reclassifications

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ materially from these estimates. Certain reclassifications of prior period amounts have been made to the financial statements to conform to current period presentation. In order to conform to current period presentation, reclassifications in the amounts of $350,000 and $368,000 were made from general and administrative expense to research and development expense in the statements of operations for the years ended December 31, 2003 and 2004, respectively. These reclassifications had no impact on the total operating expenses and net loss amounts reported in prior years.

Cash Equivalents and Marketable Securities

The Company considers all highly liquid securities with maturities of three months or less from the date of purchase to be cash equivalents, which consist of money market funds.

Management determines the appropriate classification of securities at the time of purchase. The Company has classified its entire investment portfolio as available-for-sale securities. Management views its investment portfolio as available for use in current operations and, accordingly, has reflected all such investments as current assets although the stated maturity of individual investments may be one year or more beyond the balance sheet date. Available-for-sale securities are carried at fair value based on quoted market prices, with unrealized gains and losses reported in “Accumulated other comprehensive income (loss)” as a separate component of stockholders’ equity (net capital deficiency). The cost of securities in this category is adjusted for amortization of premiums and accretion of discounts from the date of purchase to maturity. Such amortization is included in “Interest and other income, net.”

Realized gains and losses and declines in value, if any, judged to be other than temporary on available-for-sale securities are reported in interest and other income, net. When securities are sold, any associated unrealized gain or loss recorded as a separate component of stockholders’ equity (net capital deficiency) is reclassified out of stockholders’ equity (net capital deficiency) on a specific-identification basis and recorded in earnings for the period. Realized gains and losses on available-for-sale securities for the periods presented were not significant.

Concentrations of Risk

The Company’s concentration of credit risk consists principally of cash, cash equivalents, and marketable securities. The Company’s investment policy restricts investments to high-quality investments and limits the

Novacea, Inc.

(a development stage company)

Notes to Financial Statements—(continued)

1. Organization and Summary of Significant Accounting Policies (continued)

amounts invested with any one issuer, industry, or geographic area. The goals of the investment policy are as follows: preservation of capital; fulfillment of liquidity needs; above-market returns versus industry averages; and fiduciary control of cash and investments.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation, and depreciated using the straight-line method over the estimated useful lives of the assets, ranging from three to five years.

Long-Lived Assets

Long-lived assets include property and equipment and certain purchased licensed patent rights. The Company reviews long-lived assets, including property and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment loss is recognized when the total of estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. Impairment, if any, would be assessed using discounted cash flows or other appropriate measures of fair value. Through December 31, 2005, there have been no such impairments.

Revenue Recognition

The Company applies the revenue recognition criteria outlined in Staff Accounting Bulletin No. 104, Revenue Recognition in Financial Statements, and Emerging Issues Task Force, or EITF Issue 00-21, Revenue Arrangements with Multiple Deliverables, or EITF 00-21.

The Company recognizes revenues based on the performance requirements under its existing agreements. Grant revenues associated with the Company’s two agreements with Aventis Pharmaceuticals Inc. (“Aventis”) consist of milestone payments earned related to progress made associated with two clinical trials sponsored by the Company. These grants from Aventis generally provide for reimbursement of approved costs incurred, as defined in the agreement, upon the achievement of specified milestones. The Company recognizes revenue under the agreements with Aventis upon achievement of the milestone and when no further obligation to perform exists under the related milestone provisions.

Comprehensive Loss

Comprehensive loss is composed of net loss and unrealized gains/losses on available-for-sale securities.

Unaudited Pro Forma Stockholders’ Equity

If the offering contemplated by this prospectus is closed, all of the convertible preferred stock outstanding will automatically convert into 49,712,580 shares of common stock based on the shares of convertible preferred stock outstanding at December 31, 2005. Unaudited pro forma stockholders’ equity, as adjusted for the assumed conversion of the convertible preferred stock, is set forth on the balance sheet.

Stock-Based Compensation

The Company accounts for employee stock options using the intrinsic-value method in accordance with the provisions of Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees,

Novacea, Inc.

(a development stage company)

Notes to Financial Statements—(continued)

1. Organization and Summary of Significant Accounting Policies (continued)

Financial Accounting Standards Board (“FASB”) Interpretation No. (“FIN”) 44, Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB No. 25, and related interpretations, and complies with the disclosure provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123, Accounting for Stock-Based Compensation, and SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure.

Through December 31, 2005, the Company has elected to continue to follow the intrinsic-value method of accounting as prescribed by APB Opinion No. 25. Under APB Opinion No. 25, compensation expense for employee stock options is based on the excess, if any, on the date of grant of the fair value of the Company’s common stock and the option exercise price. In December 2004, the FASB issued SFAS No. 123R, Share-Based Payment, which replaces SFAS No. 123. SFAS No. 123R requires companies to recognize an expense for share-based payment arrangements, including stock options and employee stock purchase plans, as of the beginning of the first fiscal year that starts after June 15, 2005. The Company currently expects to use the prospective transition method and the Black-Scholes valuation methodology in adopting SFAS No. 123R as of January 1, 2006.

The Company accounts for stock issued to non-employees in accordance with the provisions of SFAS No. 123, as amended by SFAS No. 148, and the Emerging Issues Task Force (“EITF”) Consensus on Issue No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services, using a fair value approach. The compensation costs of these arrangements are subject to re-measurement over the vesting terms as earned.

Pro forma information regarding net loss, as required by SFAS No. 123, has been determined as if the Company had accounted for its employee stock options granted since inception under the fair value method. The following table illustrates the effect on net loss if the Company had applied the fair value method recognition provisions of SFAS No. 123 to stock-based employee compensation arrangements (in thousands, except per share amounts):

	Years ended December 31,			Period from inception (February 27, 2001) to December 31, 2005
	2003	2004	2005
Net loss, as reported	$(12,775)	$(17,952)	$(23,805)	$(61,749)
Add: Stock-based employee compensation expense included in reported net loss	—	—	402	402
Deduct: Stock-based employee compensation determined under the fair-value based method for all awards	(27)	(75)	(459)	(567)

Adjusted net loss	$(12,802)	$(18,027)	$(23,862)	$(61,914)

Net loss per common share, basic and diluted:
As reported	$(4.04)	$(4.73)	$(4.86)

Adjusted	$(4.05)	$(4.75)	$(4.88)

Fair-value based amounts above may not be representative of future compensation costs because options vest over several years and additional grants are made each year.

Novacea, Inc.

(a development stage company)

Notes to Financial Statements—(continued)

1. Organization and Summary of Significant Accounting Policies (continued)

The following table illustrates the weighted-average assumptions for the Black-Scholes model used in determining the fair value of options granted to employees, using the minimum value method. Under the minimum value method, a volatility factor of 0% is assumed:

	Years ended December 31,			Period from inception (February 27, 2001) to December 31, 2005
	2003	2004	2005
Risk-free interest rate	3.3%	3.4%	4.1%	3.4%
Expected life	5 years	5 years	5 years	5 years
Dividend yield	—	—	—	—

The weighted-average estimated fair value of stock options granted during the years ended December 31, 2003, 2004 and 2005 and for the period from inception (February 27, 2001) to December 31, 2005 was $0.04, $0.06, $1.11 and $0.31 per share, respectively.

Net Loss Per Common Share

Basic net loss per common share is computed by dividing net loss by the weighted average number of vested common shares outstanding during the period. Diluted net loss per common share is computed by giving effect to all potential dilutive common shares, including options, common stock subject to repurchase, warrants and convertible preferred stock.

Pro forma basic and diluted net loss per common share have been computed to give effect to convertible preferred stock that will convert to common stock upon the closing of the Company’s initial public offering (using the as-converted method) from the date of issuance for the year ended December 31, 2005 as if the closing occurred at the beginning of 2005.

The following table presents the calculation of historical and pro forma basic and diluted net loss per common share (in thousands, except per share amounts):

	Years ended December 31,
	2003	2004	2005
Net loss	$(12,775)	$(17,952)	$(23,805)

Weighted-average number of common shares outstanding	3,600	4,192	5,452
Less: Weighted-average common shares subject to repurchase	(439)	(399)	(558)

Weighted-average number of common shares outstanding used in computing basic and diluted net loss per common share	3,161	3,793	4,894

Basic and diluted net loss per common share	$(4.04)	$(4.73)	$(4.86)

Basic and diluted weighted-average shares used above			4,894
Pro forma adjustments to reflect assumed weighted-average effect of conversion of convertible preferred stock			39,942

Weighted-average shares used in computing pro forma basic and diluted net loss per common share			44,836

Pro forma net loss per common share, basic and diluted			$(0.53)

Novacea, Inc.

(a development stage company)

Notes to Financial Statements—(continued)

1. Organization and Summary of Significant Accounting Policies (continued)

The following outstanding options, common stock subject to repurchase and convertible preferred stock were excluded from the computation of diluted net loss per common share for the periods presented because including them would have had an antidilutive effect (in thousands):

	Years ended December 31,
	2003	2004	2005
Options to purchase common stock	3,598	6,212	6,163
Common stock subject to repurchase (weighted average basis)	439	399	558
Convertible preferred stock (as converted basis)	39,667	39,667	49,713

Research and Development Costs

Research and development (“R&D”) expenditures are charged to operations as incurred, pursuant to SFAS No. 2, Accounting for Research and Development Costs.

Major components of R&D expenses consist of personnel costs, including salaries and benefits, clinical trials, materials and supplies, and allocations of R&D-related costs, as well as fees paid to other entities that conduct certain research and development activities on behalf of the Company. Payments made to other entities are under agreements that are generally cancelable by the Company.

The Company’s R&D activities can be separated into two primary categories: clinical development and drug product development. Clinical development costs consist primarily of Phase 1, 2 and 3 clinical trials. Drug product development costs consist of product formulation and chemical analysis.

Clinical trial costs are a significant component of R&D expenses. Currently, the Company manages its clinical trials through independent medical investigators at their sites and hospitals. The Company accrues costs for clinical trials based on estimates from its on-going monitoring of the levels of patient enrollment and other activities at the investigator sites.

Costs to acquire technologies to be used in research and development, but which have not reached technological feasibility and have no alternative future use, are expensed when incurred. Payments to licensors that relate to the achievement of pre-approval development milestones are recorded as R&D expense when incurred.

Income Taxes

The Company uses the liability method for accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax reporting bases of assets and liabilities and are measured using enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. Currently, there is no provision for income taxes, as the Company has incurred net losses to date.

Recent Accounting Standards

Share-Based Payment

In December 2004, the FASB issued SFAS No. 123R, Share-Based Payment, which replaces SFAS No. 123. SFAS No. 123R requires companies to recognize an expense for share-based payment arrangements, including stock options and employee stock purchase plans, as of the beginning of the first fiscal

Novacea, Inc.

(a development stage company)

Notes to Financial Statements—(continued)

1. Organization and Summary of Significant Accounting Policies (continued)

year that starts after June 15, 2005. The statement eliminates a company’s ability to account for share-based compensation transactions using APB No. 25 and generally requires instead that such transactions be accounted for using a fair-value based method. SFAS No. 123R requires an entity to measure the cost of employee services received in exchange for an award of equity instruments based on the fair value of the award on the date of grant and to recognize the cost over the period during which the employee is required to provide service in exchange for the award. Upon adoption of SFAS No. 123R, companies are allowed to select one of three alternative transition methods, each of which has different financial reporting implications. The Company currently expects to use the prospective transition method and the Black-Scholes valuation methodology in adopting SFAS No. 123R as of January 1, 2006. Current estimates of option values using the minimum value method (as shown above under “Stock-Based Compensation”) are not expected to be indicative of results from valuation methodologies ultimately implemented by the Company upon adoption of SFAS No. 123R, which will increase the level of its compensation expense.

Identification of Impaired Investments

In March 2004, the FASB approved the consensus reached on EITF Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments (“EITF 03-1”). EITF 03-1 provides new guidance for evaluating impairment losses on debt and equity investments, as well as new disclosure requirements for investments that are determined to be other-than-temporarily impaired. In September 2004, the FASB approved the issuance of a FASB Staff Position Paper to delay the requirement to record impairment losses under EITF 03-1. In June 2005, the FASB decided not to provide additional guidance on the meaning of other-than-temporary impairment under EITF 03-1. In November 2005, the FASB issued Staff Position Paper (“FSP”) 115-1, The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments (“FSP 115-1”), superseding EITF 03-1. FSP 115-1 replaced the accounting guidance on the determination of whether an investment is other-than-temporarily impaired as set forth in EITF 03-1 with references to existing other-than-temporary impairment guidance. FSP 115-1 will be effective for other-than-temporary impairment analyses conducted in periods beginning after December 15, 2005. The Company does not expect FSP 115-1 to have a material impact on its financial position or results of operations.

Novacea, Inc.

(a development stage company)

Notes to Financial Statements—(continued)

2. Cash, Cash Equivalents and Marketable Securities

The following is a summary of the fair value of cash and available-for-sale securities at December 31, 2004 and 2005 (in thousands):

	December 31, 2004
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Cash	$621	$—	$—	$621
Government and municipal obligations	8,201	1	(15)	8,187
Corporate debt securities	30,375	1	(116)	30,260
Money market funds	7,573	—	—	7,573

Total	$46,770	$2	$(131)	$46,641

Reported as:
Cash and cash equivalents	$8,194	$—	$—	$8,194
Marketable securities	38,576	2	(131)	38,447

Total	$46,770	$2	$(131)	$46,641

	December 31, 2005
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Cash	$352			$352
Government and municipal obligations	9,180	$—	$(13)	9,167
Corporate debt securities	5,341	—	(25)	5,316
Money market funds	35,687	—	—	35,687

Total	$50,560	$—	$(38)	$50,522

Reported as:
Cash and cash equivalents	$36,039	$—	$—	$36,039
Marketable securities	14,521	—	(38)	14,483

Total	$50,560	$—	$(38)	$50,522

At December 31, 2005, approximately $44,800,000 of available-for-sale securities mature within one year of the balance sheet date, and the remaining securities mature within two years of the balance sheet date. The average maturity of available-for-sale securities was approximately 3.0 months.

As of December 31, 2005, there were no available-for-sale securities that were in a continuous unrealized loss position for more than twelve months.

Novacea, Inc.

(a development stage company)

Notes to Financial Statements—(continued)

3. Property and Equipment

Property and equipment consists of the following (in thousands):

	December 31,
	2004	2005
Computer equipment and software	$283	$411
Furniture and fixtures	89	115

	372	526
Less accumulated depreciation and amortization	(159)	(271)

Property and equipment, net	$213	$255

4. Operating Leases

During 2002, the Company entered into a three-year noncancelable lease agreement for its corporate facilities in South San Francisco, California, which expired on March 31, 2005. Related to the facilities leased in 2002, the Company also entered into a two-year noncancelable lease agreement in 2003 to sublease such facilities to an independent party. During January 2003, the Company entered into a two-year noncancelable lease agreement for additional facilities in South San Francisco. In September 2004, the Company amended the 2003 lease agreement to extend the lease term for six months and to obtain an option to extend the lease term for a second six-month period. In February 2005, the Company exercised the above option, which extended the overall lease term into December 2005. In June 2005, the Company entered into an amendment to the lease, which extended the overall lease term through June 14, 2007, and provides the Company with an option to extend the lease for an additional eighteen-month term.

The Company is obligated to make future minimum lease payments under an operating lease agreement of approximately $474,000 for the year ending December 31, 2006, and $217,000 for the period from January 1, 2007 through June 14, 2007.

Rent expense, net of sublease income, was approximately $388,000, $345,000, $436,000 and $1,280,000 for the years ended December 31, 2003, 2004 and 2005 and for the period from inception (February 27, 2001) to December 31, 2005, respectively. For the years ended December 31, 2003, 2004, and 2005 and for the period from inception (February 27, 2001) to December 31, 2005 the Company recorded sublease income of approximately $25,000, $65,000, $11,000 and $101,000, respectively.

5. Collaboration Agreements

In each of August 2002 and 2003, the Company entered into agreements with Aventis under which Aventis agreed to provide grant revenue payments totaling up to $3.0 million and up to $0.4 million, respectively, to the Company. The grant revenues provide for partial reimbursement of approved costs incurred, as defined in the agreements, and are contingent upon the achievement of milestones regarding the progress of two clinical trials involving DN-101 and Aventis’ Taxotere® oncology product. The Company is required to provide Aventis with a final report for both of the clinical trials upon their completion. Under the agreements, Aventis has no product rights to DN-101.

The Company recorded revenue under the two agreements with Aventis of $1.3 million, $1.1 million, $0.1 million and $2.9 million for the years ended December 31, 2003, 2004 and 2005 and for the period from inception (February 27, 2001) to December 31, 2005, respectively. From inception, the costs incurred under the collaboration agreements have exceeded the revenues recognized.

Novacea, Inc.

(a development stage company)

Notes to Financial Statements—(continued)

6. Licensed Technology

In June 2001, the Company entered into an exclusive, worldwide license with Oregon Health & Science University, or OHSU, to utilize specific technology under patent rights and know-how related to the use of calcitriol and its analogs. In connection with entering into this license, the Company issued 800,000 shares of its common stock to OHSU. Because the technology licensed related to a patent application for a method of use utilized in research and development and there was no alternative future use for the technology, the Company recorded the fair value of the licensed technology as $120,000, based on the fair value of the shares issued, as research and development expense. Under the terms of the agreement, the Company has made or is obligated to make certain milestone payments to OHSU upon the occurrence of certain regulatory events related to DN-101. Payments to OHSU that relate to pre-approval development milestones are recorded as research and development expense when incurred. The Company is obligated to pay to OHSU certain royalties on net sales of DN-101, which royalty rate may be reduced in the event that the Company must pay certain additional royalties under patent licenses entered into with third parties in order to manufacture, use or sell DN-101. The Company has agreed to pay OHSU a certain percentage of any sub-license revenues that the Company receives. The Company has also agreed to reimburse OHSU for all reasonable fees and costs related to the preparation, filing, prosecution and maintenance of the patent rights underlying the agreement, and the Company has agreed to indemnify OHSU and certain of its affiliates against liability arising out of the exercise of patent rights under the agreement. This agreement will expire upon the expiration of the last-to-expire patent. Furthermore, in addition to customary termination provisions for breach or bankruptcy, OHSU may also terminate the license agreement if the Company does not proceed reasonably with the development and practical application of the products and processes covered under the license or does not keep the products and processes covered under the license reasonably available to the public after commencing commercial use.

In July 2002, the Company acquired an exclusive, worldwide license from the University of Pittsburgh of the Commonwealth System of Higher Education, or University of Pittsburgh, to utilize specific technology under certain patent rights and know-how related to the use of calcitriol, and its derivatives and analogs, with certain chemotherapies. In exchange for this license, the Company issued 50,000 shares of common stock and paid cash consideration of $100,000 to the University of Pittsburgh. The Company recorded the value of the issuance of the common stock as $9,000, based on the fair value of the shares on the date of issuance. The Company capitalized the licensed patent rights of $109,000, included in “Other assets” on the accompanying balance sheet, and is amortizing the asset over the estimated useful life of the patents, or approximately 15 years. The carrying value of the licensed patent rights was $87,000 at December 31, 2005, and the amortization for fiscal years ending December 31, 2006 through 2010 is expected to be $7,000 per year. In addition, the Company is obligated to issue an additional 50,000 shares of its common stock to the University of Pittsburgh upon the issuance of certain claims included in one of several U.S. patents that are subject to this license. Under the terms of the agreement, the Company is obligated to pay the University of Pittsburgh certain royalties on net sales of DN-101 when used in combination with certain chemotherapies. The royalty rate may be reduced in the event that the Company must pay certain additional royalties under patent licenses entered into with third parties in order to manufacture, use or sell DN-101. The Company is obligated to make certain annual minimum royalty payments to the University of Pittsburgh, which amounts are creditable against its royalty obligations that are actually due in any calendar year. This minimum royalty payment obligation began in July 2003. Minimum royalty payments to the University of Pittsburgh in advance of DN-101 marketing approval are recorded as research and development expense when incurred. The Company has agreed to pay the University of Pittsburgh a certain percentage of any sub-license revenues that the Company receives. The Company has also agreed to reimburse the University of Pittsburgh for all reasonable fees and costs related to the filing prosecution and maintenance of the patent rights underlying the agreement. This agreement will expire upon the expiration of the last-to-expire patent.

Novacea, Inc.

(a development stage company)

Notes to Financial Statements—(continued)

6. Licensed Technology (continued)

In December 2003, the Company entered into a license agreement with KuDOS Pharmaceuticals Limited, or KuDOS. Under this license agreement, the Company obtained exclusive, royalty-bearing licenses to certain KuDOS patents and know-how acquired or to be acquired by KuDOS from a third party to the Company’s AQ4N product candidate for all human therapeutic, prophylactic and diagnostic uses in the United States, Canada and Mexico. The Company also received a sub-license to certain patents relating to AQ4N from a third party licensor to KuDOS. Upon signing the agreement in December 2003, the Company paid KuDOS an up-front fee, which was recorded as research and development expense in the period because the licensed technology was incomplete and had no alternative future use. Under the terms of the agreement, the Company has made or is obligated to make certain milestone payments to KuDOS. Payments to KuDOS that relate to pre-approval development milestones are recorded as research and development expense when incurred. In addition to the foregoing payments, the Company is obligated to pay to KuDOS certain annual royalties on net sales of AQ4N, which royalty rate may be reduced in the event that the Company must pay certain additional royalties under patent licenses to third parties in order to manufacture, use or sell AQ4N in the United States, Canada and Mexico. The Company has agreed to pay KuDOS a certain percentage of any sub-license revenues that may be received by the Company. Generally, the Company and KuDOS will each bear their separate costs of development and commercialization, although certain manufacturing process development costs will be shared equally by KuDOS and the Company. This agreement will expire upon the expiration of the last-to-expire patent or the expiration or termination of KuDOS’ obligation to pay royalties pursuant to its license for AQ4N. Furthermore, in addition to customary termination provisions, including for breach and bankruptcy, KuDOS may terminate the license agreement if the Company directly or indirectly opposes or assists any third party in opposing KuDOS’ patents in the United States, Canada or Mexico.

In July 2005, the Company acquired from Pierre Fabre Medicament, or Pierre Fabre, an exclusive royalty-bearing license under certain patents and know-how to vinorelbine formulated in a softgel capsule, or vinorelbine oral, for all human therapeutic, prophylactic and diagnostic uses in the United States and Canada in the field of cancer. The Company also acquired Pierre Fabre’s rights to a third party’s formulation and manufacturing patents in the United States and Canada. The Company granted Pierre Fabre an exclusive, fully paid-up and royalty free license to improvements to vinorelbine oral outside of the United States and Canada, including a license to improvements made by the Company to vinorelbine oral. Under a supply agreement with Pierre Fabre entered into at the same time, the Company is obligated to purchase from Pierre Fabre its total requirements of placebo and vinorelbine oral to be used in its clinical trials and of the vinorelbine oral commercial products in the United States and Canada. The Company is obligated to market vinorelbine oral under a Pierre Fabre trademark pursuant to a trademark agreement with Pierre Fabre. Under the terms of the agreements, the Company made an upfront license payment to Pierre Fabre upon signing the agreements in July 2005, which was recorded as research and development expense in the period because vinorelbine oral is a development stage product in the licensed territory. Additionally, the Company has made or is obligated to make certain milestone payments to Pierre Fabre. Payments to Pierre Fabre that relate to pre-approval development milestones are recorded as research and development expense when incurred. The Company is also obligated to make additional payments to Pierre Fabre in the event that annual sales of vinorelbine oral exceed certain revenue benchmarks. The Company is further obligated to make certain royalty payments to Pierre Fabre based on net sales of vinorelbine oral, which rate may be reduced in the event of the presence of a generic version of vinorelbine oral or a Competing Product, as defined in the agreement. The Company has also agreed to pay Pierre Fabre a certain percentage of any sub-license revenues it may receive.

If the results of U.S. clinical trials do not allow the Company to file an initial NDA with the FDA for vinorelbine oral for the indication then under development, the Company has the right to terminate the license agreement and its development of vinorelbine oral. Pierre Fabre may terminate the license agreement if the

Company fails to make diligent efforts to develop or seek regulatory approval for a vinorelbine oral product, if

Novacea, Inc.

(a development stage company)

Notes to Financial Statements—(continued)

6. Licensed Technology (continued)

the Company challenges or contests other Pierre Fabre patents or market a Competing Product, or if the Company fails to meet certain minimum sales requirements for any two consecutive years following market launch. In addition to customary termination provisions, including for breach or bankruptcy, if the Company fails to prepare and deliver the development plan for Canada within 180 days from the end of Phase 2 meeting with the FDA, Pierre Fabre will have the right to terminate the Company’s license in Canada. In addition, the Company has certain limited rights to terminate the license agreement, if the FDA requires the Company to undertake certain material additional development activities in order for the Company to gain regulatory approval for vinorelbine oral.

7. Stockholders’ Equity (Net Capital Deficiency) and Convertible Preferred Stock

Common Stock

In March 2001, the Company issued 2,000,000 shares to founders of the Company for aggregate proceeds of $2,000.

In June 2001, the Company issued 800,000 shares of common stock to OHSU for certain licensed technology, and in July 2002, the Company issued 50,000 shares of common stock to the University of Pittsburgh for purchased patent rights (see Note 6).

During 2003 and 2004, certain employees, a director and a consultant of the Company exercised options to purchase an aggregate of 782,583 shares of the Company’s common stock prior to respective vesting dates of the stock options. During 2005, certain employees, a director and consultants of the Company exercised options to purchase an aggregate of 1,209,339 shares of the Company’s common stock prior to respective vesting dates of the stock options. As of December 31, 2003, 2004 and 2005, an aggregate of 464,233, 314,417 and 1,173,797 shares, respectively, were subject to repurchase by the Company at its election.

Convertible Preferred Stock

The authorized, issued, and outstanding shares of convertible preferred stock and aggregate liquidation preferences thereof as of December 31, 2005 are as follows (dollars in thousands):

	Shares Authorized	Shares Issued and Outstanding	Aggregate Liquidation Preference
Series A-1	4,000,000	4,000,000	$5,000
Series A-2	4,085,715	4,085,715	7,150
Series B	17,560,974	17,560,974	36,000
Series B-1	17,560,974	—	—
Series C	28,072,000	24,065,891	60,165
Series C-1	28,072,000	—	—

	99,351,663	49,712,580	$108,315

Novacea, Inc.

(a development stage company)

Notes to Financial Statements—(continued)

7. Stockholders’ Equity (Net Capital Deficiency) and Convertible Preferred Stock (continued)

The rights, privileges, and preferences of Series A-1 convertible preferred stock (“Series A-1”), Series A-2 convertible preferred stock (“Series A-2”), Series B convertible preferred stock (“Series B”), and Series C convertible preferred stock (“Series C”) are as follows:

Voting

Holders of preferred stock are entitled to one vote for each share of common stock into which such preferred stock could be converted and have voting rights equivalent to holders of common stock.

Conversion

All series of preferred stock are convertible at the option of the holder at any time into common stock on a one-for-one basis, subject to certain adjustments for antidilution. Each share of preferred stock automatically converts into common stock in the event of an initial public offering of the Company’s common stock or as of the date specified by consent of the holders of at least 67% of the then-outstanding shares of preferred stock. The conversion upon an initial public offering is subject to a minimum offering price of not less than $3.00 per share (as adjusted for any stock dividends, combinations or splits) and aggregate net proceeds of not less than $40 million.

Dividends

Holders of preferred stock are entitled to noncumulative dividends if and when declared by the Board of Directors. If dividends are declared, the holders of the preferred stock are entitled to 8% of the original issue price per share of preferred stock in advance of any distribution to common stockholders.

Liquidation

In the event of any liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary, and certain other defined events, the holders of the Series A-1, Series A-2, Series B and Series C shares are entitled to receive, prior and in preference to any distribution to the holders of the common stock, $1.25, $1.75, $2.05 and $2.50, respectively, for each share of preferred stock (as adjusted for any stock dividends, combinations, or splits), plus all accrued or declared but unpaid dividends on each such share.

The Company initially recorded the Series A, Series A-1, Series B, Series B-1 and Series C preferred stock at their fair values on the dates of issuance, net of issuance costs. A redemption event will only occur upon the liquidation or winding up of the Company, a greater than 50% change of control or sale of substantially all of the assets of the Company. As the redemption event is outside the control of the Company, all shares of preferred stock have been presented outside of permanent equity in accordance with EITF Topic D-98, Classification and Measurement of Redeemable Securities. Further, the Company has also elected not to adjust the carrying values of the Series A, Series A-1, Series B, Series B-1 and Series C preferred stock to the redemption value of such shares, since it is uncertain whether or when a redemption event will occur. Subsequent adjustments to increase the carrying values to the redemption values will be made when it becomes probable that such redemption will occur.

Stock Option Plan

In August 2001, the Board of Directors adopted the 2001 Stock Option Plan (the “2001 Plan”). This plan provides for the granting of incentive and nonstatutory stock options to employees, officers, directors, and

Novacea, Inc.

(a development stage company)

Notes to Financial Statements—(continued)

7. Stockholders’ Equity (Net Capital Deficiency) and Convertible Preferred Stock (continued)

non-employees of the Company. Incentive stock options may be granted with exercise prices of not less than fair value, and nonstatutory stock options may be granted with an exercise price of not less than 85% of the fair value of the common stock on the date of grant. Stock options granted to a stockholder owning more than 10% of voting stock of the Company must have an exercise price of not less than 110% of the fair value of the common stock on the date of grant. The Board of Directors determines the fair value of common stock. Stock options are granted with terms of up to ten years and generally vest over a period of four years under the 2001 Plan.

At December 31, 2004 and 2005, a total of 9,250,000 and 11,000,000 shares, respectively, of common stock had been authorized for issuance under the 2001 Plan.

The following table summarizes option activity under the 2001 Plan, including stock options granted to non-employees, and related information:

	Shares Available for Grant	Options Outstanding	Weighted-Average Exercise Price per Share
	(in thousands, except per share amounts)
Balance at February 27, 2001	—	—
Shares authorized	2,000	—
Options granted	(465)	465	$0.15
Options canceled	48	(48)	0.15

Balance at December 31, 2001	1,583	417	0.15
Additional shares authorized	1,750	—
Options granted	(1,575)	1,575	0.17
Options exercised	—	(754)	0.15
Options canceled	120	(120)	0.15

Balance at December 31, 2002	1,878	1,118	0.17
Additional shares authorized	2,500	—
Options granted	(2,800)	2,800	0.30
Options exercised	—	(303)	0.20
Options canceled	17	(17)	0.28

Balance at December 31, 2003	1,595	3,598	0.27
Additional shares authorized	3,000	—
Options granted	(3,568)	3,568	0.37
Options exercised	—	(476)	0.32
Shares repurchased	—	(4)	0.30
Options canceled	474	(474)	0.32

Balance at December 31, 2004	1,501	6,212	0.32
Additional shares authorized	1,750	—
Options granted	(2,686)	2,686	0.65
Options exercised	—	(2,151)	0.37
Shares repurchased	—	(5)	0.30
Options canceled	579	(579)	0.33

Balance at December 31, 2005	1,144	6,163	0.44

Novacea, Inc.

(a development stage company)

Notes to Financial Statements—(continued)

7. Stockholders’ Equity (Net Capital Deficiency) and Convertible Preferred Stock (continued)

At December 31, 2004, all of the outstanding options to purchase common stock of the Company were exercisable. These options are summarized in the following table:

Exercise Price per Share	Number of Options Outstanding	Number of Options Vested	Weighted-Average Remaining Contractual Life
	(in thousands)		(in years)
$0.15	641	425	7.06
$0.18	111	85	7.50
$0.30	2,159	894	8.33
$0.37	3,301	155	9.22

	6,212	1,559

At December 31, 2005, all of the outstanding options to purchase shares of common stock of the Company were exercisable. These options are summarized in the following table:

Exercise Price per Share	Number of Options Outstanding	Number of Options Vested	Weighted-Average Remaining Contractual Life
	(in thousands)		(in years)
$0.15	463	451	6.03
$0.18	71	63	6.49
$0.30	1,099	677	7.37
$0.37	2,851	1,239	8.24
$0.45	172	—	9.36
$0.55	1,119	16	9.67
$1.50	388	187	9.92

	6,163	2,633

In connection with an employee termination and severance arrangement, the Company recognized $48,000 of non-cash compensation expense in 2003 associated with the modification of an employee stock award.

Options may be exercised prior to vesting, with the underlying shares subject to the Company’s right of repurchase, which lapses over the vesting term. At December 31, 2004 and 2005, there were 314,417 and 1,173,797 shares, respectively, of common stock issued pursuant to early exercises that are subject to the Company’s right of repurchase at prices ranging from of $0.15 to $0.55 per share.

In accordance with EITF No. 00-23, Issues Related to the Accounting for Stock Compensation under APB No. 25, and FIN No. 44, the shares purchased by the employees pursuant to the early exercise of stock options are not deemed to be issued until those shares vest. The EITF reached consensus that these guidelines should be applied to stock option awards granted or modified after March 21, 2002. Therefore, cash received in exchange for exercised and unvested shares related to stock options granted after that date is recorded as a liability for early exercise of stock options on the accompanying balance sheets, and will be transferred into common stock and additional paid-in capital as the shares vest. In addition to the options outstanding as reflected in the above tables, at December 31, 2004 and 2005, there were 178,417 and 1,173,797 shares of common stock subject to repurchase under grants made after March 21, 2002, for which the Company recorded $60,350 and $512,970, respectively, as liabilities. Such shares will be reflected as shares outstanding when the shares vest.

Novacea, Inc.

(a development stage company)

Notes to Financial Statements—(continued)

7. Stockholders’ Equity (Net Capital Deficiency) and Convertible Preferred Stock (continued)

The Company has determined that, for accounting purposes, the estimated fair value of the Company’s common stock was greater than the exercise price for certain options granted to employees during 2005. As a result, the Company has recorded deferred stock-based employee compensation of $2.6 million for these options. This deferred stock-based employee compensation will be amortized as a non-cash expense over the period in which the options vest, which is generally four years.

The Company recorded total stock-based employee compensation expense of $402,000 during 2005. The following table indicates the anticipated stock-based employee compensation expense that will be recorded in future periods for deferred stock-based compensation related to outstanding employee stock options as of December 31, 2005:

Year Ending December 31,
2006	2007	2008	2009
(in thousands)
$616	$585	$585	$376

Options Granted to Non-employees

From inception to December 31, 2005, the Company has granted options to non-employees to purchase 514,000 shares of common stock at exercise prices ranging from $0.15 to $0.55 per share. As of December 31, 2005, non-employee options to acquire 186,000 shares remained outstanding.

In 2003, the Company granted 102,000 options to purchase common stock to non-employees in exchange for services at an exercise price of $0.30 per share. The fair value of these options was estimated using the Black-Scholes valuation model with the following weighted-average assumptions for 2003: a volatility of 0.80, a contractual life of ten years, no dividend yield and a risk-free interest rate of 4.0%.

In 2004, the Company granted 20,000 options to purchase common stock to non-employees in exchange for services at an exercise price of $0.37 per share. The fair value of these options was estimated using the Black-Scholes valuation model with the following weighted-average assumptions for 2004: a volatility of 0.90, a contractual life of ten years, no dividend yield and a risk-free interest rate of 4.27%.

In 2005, the Company granted 61,000 options to purchase common stock to non-employees in exchange for services at an exercise price of $0.37 to $0.55 per share. The fair value of these options was estimated using the Black-Scholes valuation model with the following weighted-average assumptions for 2005: a volatility of 0.90, a contractual life of ten years, no dividend yield and a risk-free interest rate of 4.17% to 4.39%.

For the years ended December 31, 2003, 2004 and 2005 and the period from inception (February 27, 2001) to December 31, 2005, compensation expense related to non-employee stock option grants was $25,000, $22,000, $140,000 and $187,000, respectively.

Novacea, Inc.

(a development stage company)

Notes to Financial Statements—(continued)

7. Stockholders’ Equity (Net Capital Deficiency) and Convertible Preferred Stock (continued)

Shares of Common Stock Outstanding and Reserved for Future Issuance

At December 31, 2005, the Company had shares of common stock outstanding and shares reserved for future issuance as follows (in thousands):

Shares outstanding	5,361
Stock option plans:
Unvested shares subject to repurchase	1,174
Outstanding stock options	6,163
Reserved for future grants	1,144
Conversion of preferred stock	49,713

Total	63,555

8. Income Taxes

There is no provision for income taxes because the Company has incurred operating losses since its inception. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets are as follows (in thousands):

	December 31,
	2004	2005
Deferred tax assets:
Federal and state net operating losses	$14,485	$23,741
Research credits	931	1,444
Other	126	364

Total deferred tax assets	15,542	25,549
Valuation allowance	(15,542)	(25,549)

Net deferred tax assets	$—	$—

Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance because the Company did not consider it more likely than not that these assets would be realized based upon limitations on usage of certain of the carryforwards, as well as its cumulative net losses in recent years. The valuation allowance increased by $5,218,000, $7,364,000 and $10,007,000 for the years ended December 31, 2003, 2004 and 2005, respectively.

A portion of the valuation allowance is related to the benefit for stock option exercises, which increase the amount of the net operating loss carryforwards. When this benefit is used in the future, the related reduction in the valuation allowance of $16,000 will be recorded to additional paid-in capital rather than income tax expense.

As of December 31, 2005, the Company had net operating loss carryforwards for federal income tax purposes of approximately $59,593,000 and research credits of approximately $922,000, which expire beginning in the year 2021. The Company also had a state net operating loss carryforward of approximately $59,670,000, which expires beginning in 2011. The Company also had state research credits of approximately $791,000, which have no expiration date.

Novacea, Inc.

(a development stage company)

Notes to Financial Statements—(continued)

8. Income Taxes (continued)

Utilization of the net operating loss carryforwards and credits may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of net operating loss carryforwards and credits before utilization.

9. Related-Party Transactions

An officer of Novacea has a financial investment in and is a member of the board of directors of a company to which the Company pays fees for the use of its software products. For the years ended December 31, 2003, 2004 and 2005 and for the period from inception (February 27, 2001) to December 31, 2005, the Company incurred $27,000, $37,000, $35,000 and $121,000 in fees, respectively, to this Company.

10. Subsequent Events

Private Equity Offering of Convertible Preferred Stock

On January 13, 2006, the Company sold an additional 126,025 shares of Series C convertible preferred stock to a number of existing holders of its preferred stock at a price of $2.50 per share, for net proceeds of approximately $0.3 million. The Series C convertible stock sold in January 2006 is convertible into 126,025 shares of common stock.

Initial Public Offering

On February 9, 2006, the Board of Directors authorized management of the Company to file a registration statement with the Securities and Exchange Commission permitting the Company to sell shares of its common stock to the public. If the initial public offering is closed under the terms presently anticipated, all of the convertible preferred stock outstanding will automatically convert into shares of common stock.

PART II

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable in connection with the sale and distribution of the securities being registered. All amounts are estimated except the Securities and Exchange Commission registration fee and the NASD filing fee. All the expenses below will be paid by Novacea.

Item	Amount
Securities and Exchange Commission Registration fee		$8,025
NASD filing fee		8,000
Initial Nasdaq National Market listing fee		5,000
Legal fees and expenses		*
Accounting fees and expenses		*
Printing and engraving expenses		*
Transfer Agent and Registrar fees		3,500
Blue Sky fees and expenses		*
Miscellaneous Fees and Expenses		*

Total	$

*	To be provided by amendment.

Item 14. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act of 1933, as amended. Our certificate of incorporation to be in effect upon the completion of this offering provides for indemnification of our directors and officers to the maximum extent permitted by the Delaware General Corporation Law, and our bylaws to be in effect upon the completion of this offering provide for indemnification of our directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law. In addition, we have entered into indemnification agreements with our directors and officers containing provisions which are in some respects broader than the specific indemnification provisions contained in the Delaware General Corporation Law. The indemnification agreements may require us, among other things, to indemnify our directors against certain liabilities that may arise by reason of their status or service as directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. Reference is also made to Section      of the underwriting agreement filed as Exhibit 1.1 hereto, which provides for indemnification by the underwriting of our officers and directors against certain liabilities.

Item 15. Recent Sales of Unregistered Securities

Novacea was incorporated in Delaware on February 27, 2001.

From January 1, 2003 through the date hereof, Novacea has made sales of the following unregistered securities:

1. Novacea sold an aggregate of 3,296,006 shares of common stock to employees, directors and consultants for cash consideration in the aggregate amount of $1,203,315 upon the exercise of stock options, 8,647 shares of which have been repurchased. These transactions were effected in reliance on Rule 701 under the Securities Act.

2. Novacea granted stock options and stock awards to employees, directors and consultants under its 2001 Stock Option Plan covering an aggregate of 11,093,500 shares of common stock, with exercise prices ranging from $0.15 to $1.50 per share. Of these, options covering an aggregate of 1,258,986 were cancelled without being exercised. These transactions were effected in reliance on Rule 701 under the Securities Act.

3. In December 2003, Novacea issued an aggregate of 14,020,000 shares of Series C preferred stock at purchase price of $2.50 per share to 18 accredited investors for aggregate consideration of $35,050,000. In connection with the automatic conversion of the outstanding shares of preferred stock into common stock upon the consummation of this offering, these shares of preferred stock will be converted into an aggregate of 14,020,000 shares of common stock. This transaction was effected in reliance on Section 4(2) under the Securities Act.

4. From December 2005 through January 2006, Novacea issued an aggregate of 10,171,916 shares of Series C preferred stock at an exercise price of $2.50 per share to 21 accredited investors for aggregate consideration of $25,429,790. In connection with the automatic conversion of the outstanding shares of preferred stock into common stock upon the consummation of this offering, these shares of preferred stock will be converted into an aggregate of 10,171,916 shares of common stock. This transaction was effected in reliance on Section 4(2) under the Securities Act.

Novacea claimed exemption from registration under the Securities Act for the sales and issuances of securities in the transactions described in paragraphs (1) through (4) above under Section 4(2) of the Securities Act in that such sales and issuances did not involve a public offering or under Rule 701 promulgated under the Securities Act, in that they were offered and sold either pursuant to written compensatory plans or pursuant to a written contract relating to compensation, as provided by Rule 701.

Item 16. Exhibits and Financial Statements

(a) Exhibits

Exhibit No.	Description of Exhibit

1.1	Form of Underwriting Agreement.**

3.1	Restated Certificate of Incorporation of Novacea, Inc.*

3.2	Certificate of Incorporation of Novacea, Inc. to be effective upon completion of this offering.**

3.3	By-laws of D-Novo Therapeutics, Inc.*

3.4	Bylaws of Novacea, Inc., to be effective upon completion of this offering.**

4.1	Specimen common stock certificate of Novacea, Inc.**

4.2	2005 Amended and Restated Investor Rights Agreement, dated as of December 21, 2005, by and between Novacea, Inc. and purchasers of Series A, Series B and Series C Preferred Stock.*

5.1	Form of Opinion of Latham & Watkins LLP.**

10.1	Novacea, Inc. 2001 Stock Option Plan and forms of agreements relating thereto.*

10.2	Novacea, Inc. 2006 Equity Incentive Plan and forms of agreements relating thereto.**

10.3	Form of Indemnification Agreement made by and between Novacea, Inc. and each of its directors and executive officers.**

10.4	Exclusive License Agreement, dated as of June 27, 2001, by and between the Oregon Health & Science University and D-Novo Therapeutics, Inc.†

10.5	License Agreement, dated as of July 1, 2002, by and between the University of Pittsburgh of the Commonwealth System of Higher Education and Novacea, Inc.†

Exhibit No.	Description of Exhibit

10.6	License Agreement, dated as of December 3, 2003, by and between Novacea, Inc. and KuDOS Pharmaceuticals Limited.†*

10.7	Patent and Know-How License Agreement, dated as of July 19, 2005, by and between Pierre Fabre Medicament S.A. and Novacea, Inc.†*

10.8	Supply Agreement, dated as of July 19, 2005, by and between Pierre Fabre Medicament S.A. and Novacea, Inc.†*

10.9	Trademark License Agreement, dated as of July 19, 2005, by and between Pierre Fabre Medicament S.A. and Novacea, Inc.†*

10.10	Agreement, dated as of August 5, 2002, by and between Novacea, Inc. and Aventis Pharmaceuticals Inc.*

10.11	Agreement, dated as of August 4, 2003, by and between Novacea, Inc. and Aventis Pharmaceuticals Inc.*

10.12	Supply Agreement, dated as of December 27, 2001, by and between Plantex USA, Inc. and Novacea, Inc.†*

10.13	First Amendment to Supply Agreement, dated as of January 24, 2006, amending Supply Agreement, dated as of December 27, 2001, by and between Plantex USA, Inc. and Novacea, Inc.*

10.14	Office Lease, dated as of March 1, 2002, by and between Gateway Center LLC and Novacea, Inc.*

10.15	Amended and Restated First Amendment to Lease, dated as of September 1, 2004, by and between Gateway Center LLC and Novacea, Inc.*

10.16	Second Amendment to Lease, dated as of June 1, 2005, by and between Gateway Center LLC and Novacea, Inc.*

10.17	Offer Letter, dated January 27, 2006, by and between Amar Singh and Novacea, Inc.

10.18	Executive Severance Benefits Agreement by and between Bradford S. Goodwin and Novacea, Inc.**

10.19	Executive Severance Benefits Agreement by and between Edward C. Albini and Novacea, Inc.**

10.20	Executive Severance Benefits Agreement by and between Ivy Ang and Novacea, Inc.**

10.21	Executive Severance Benefits Agreement by and between Fong Wang Clow, D.Sc. and Novacea, Inc.**

10.22	Executive Severance Benefits Agreement by and between John G. Curd, M.D. and Novacea, Inc.**

10.23	Executive Severance Benefits Agreement by and between Amar Singh and Novacea, Inc.**

10.24	Letter Amendment, dated November 21, 2005, to the Exclusive License Agreement, dated as of June 27, 2001, by and between the Oregon Health & Science University and D-Novo Therapeutics, Inc.†

10.25	Second Amendment to Supply Agreement, dated as of March 21, 2006, amending Supply Agreement, dated as of December 27, 2001 by and between Plantex USA, Inc. and Novacea, Inc.†

Exhibit No.	Description of Exhibit

10.26	Addendum No. 1, dated February 21, 2006, to the patent and Know-How License Agreement by and between Pierre Fabre Medicament S.A. and Novacea, Inc. dated July 19, 2005.

23.1	Consent of Latham & Watkins LLP (included in Exhibit 5.1).**

23.2	Consent of independent registered public accounting firm.

24.1	Power of Attorney (see page II-5).

*	Previously filed.

**	To be filed by Amendment.

†	Confidential treatment requested for certain portions.

(b) Financial Statement Schedules

All financial statement schedules are omitted because the information is inapplicable or presented in the Notes to Consolidated Financial Statements.

Item 17. Undertakings

Insofar as indemnification for liabilities arising under the Securities Act may be permitted as to directors, officers and controlling persons of Novacea pursuant to the provisions described in Item 14, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Novacea of expenses incurred or paid by a director, officer or controlling person of Novacea in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus as filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by Novacea pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes to provide the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, we have duly caused this Amendment No. 1 to the Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of South San Francisco, State of California, on the 28th day of March, 2006.

NOVACEA, INC.

By:	/S/ BRADFORD S. GOODWIN
Bradford S. Goodwin Chief Executive Officer

POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S/ BRADFORD S. GOODWIN Bradford S. Goodwin	Chief Executive Officer and Director (principal executive officer)	March 28, 2006

/S/ EDWARD C. ALBINI Edward C. Albini	Vice President and Chief Financial Officer (principal financial and accounting officer)	March 28, 2006

/S/ ECKARD WEBER, M.D.* Eckard Weber, M.D.	Chairman of the Board and Director	March 28, 2006

/S/ JAMES C. BLAIR, PH.D.* James C. Blair, Ph.D.	Director	March 28, 2006

/S/ DANIEL M. BRADBURY* Daniel M. Bradbury	Director	March 28, 2006

/S/ JAMES I. HEALY, M.D., PH.D.* James I. Healy, M.D., Ph.D.	Director	March 28, 2006

/S/ JAY MOORIN* Jay Moorin	Director	March 28, 2006

/S/ CAMILLE D. SAMUELS* Camille D. Samuels	Director	March 28, 2006

/S/ MICHAEL G. RAAB* Michael G. Raab	Director	March 28, 2006

/S/ LOWELL E. SEARS* Lowell E. Sears	Director	March 28, 2006

*By:	/S/ BRADFORD S. GOODWIN
Bradford S. Goodwin Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
1.1	Form of Underwriting Agreement.**

3.1	Restated Certificate of Incorporation of Novacea, Inc.*

3.2	Certificate of Incorporation of Novacea, Inc. to be effective upon completion of this offering.**

3.3	By-laws of D-Novo Therapeutics, Inc.*

3.4	Bylaws of Novacea, Inc., to be effective upon completion of this offering.**

4.1	Specimen common stock certificate of Novacea, Inc.**

4.2	2005 Amended and Restated Investor Rights Agreement, dated as of December 21, 2005, by and between Novacea, Inc. and purchasers of Series A, Series B and Series C Preferred Stock.*

5.1	Form of Opinion of Latham & Watkins LLP.**

10.1	Novacea, Inc. 2001 Stock Option Plan and forms of agreements relating thereto.*

10.2	Novacea, Inc. 2006 Equity Incentive Plan and forms of agreements relating thereto.**

10.3	Form of Indemnification Agreement made by and between Novacea, Inc. and each of its directors and executive officers.**

10.4	Exclusive License Agreement, dated as of June 27, 2001, by and between the Oregon Health & Science University and D-Novo Therapeutics, Inc.†

10.5	License Agreement, dated as of July 1, 2002, by and between the University of Pittsburgh of the Commonwealth System of Higher Education and Novacea, Inc.†

10.6	License Agreement, dated as of December 3, 2003, by and between Novacea, Inc. and KuDOS Pharmaceuticals Limited.†*

10.7	Patent and Know-How License Agreement, dated as of July 19, 2005, by and between Pierre Fabre Medicament S.A. and Novacea, Inc.†*

10.8	Supply Agreement, dated as of July 19, 2005, by and between Pierre Fabre Medicament S.A. and Novacea, Inc.†*

10.9	Trademark License Agreement, dated as of July 19, 2005, by and between Pierre Fabre Medicament S.A. and Novacea, Inc.†*

10.10	Agreement, dated as of August 5, 2002, by and between Novacea, Inc. and Aventis Pharmaceuticals Inc.*

10.11	Agreement, dated as of August 4, 2003, by and between Novacea, Inc. and Aventis Pharmaceuticals Inc.*

10.12	Supply Agreement, dated as of December 27, 2001, by and between Plantex USA, Inc. and Novacea, Inc.†*

10.13	First Amendment to Supply Agreement, dated as of January 24, 2006, amending Supply Agreement, dated as of December 27, 2001, by and between Plantex USA, Inc. and Novacea, Inc.*

10.14	Office Lease, dated as of March 1, 2002, by and between Gateway Center LLC and Novacea, Inc.*

10.15	Amended and Restated First Amendment to Lease, dated as of September 1, 2004, by and between Gateway Center LLC and Novacea, Inc.*

10.16	Second Amendment to Lease, dated as of June 1, 2005, by and between Gateway Center LLC and Novacea, Inc.*

Exhibit No.	Description of Exhibit

10.17	Offer Letter, dated January 27, 2006, by and between Amar Singh and Novacea, Inc.

10.18	Executive Severance Benefits Agreement by and between Bradford S. Goodwin and Novacea, Inc.**

10.19	Executive Severance Benefits Agreement by and between Edward C. Albini and Novacea, Inc.**

10.20	Executive Severance Benefits Agreement by and between Ivy Ang and Novacea, Inc.**

10.21	Executive Severance Benefits Agreement by and between Fong Wang Clow, D.Sc. and Novacea, Inc.**

10.22	Executive Severance Benefits Agreement by and between John G. Curd, M.D. and Novacea, Inc.**

10.23	Executive Severance Benefits Agreement by and between Amar Singh and Novacea, Inc.**

10.24	Letter Amendment, dated November 21, 2005, to the Exclusive License Agreement, dated as of June 27, 2001, by and between the Oregon Health & Science University and D-Novo Therapeutics, Inc.†

10.25	Second Amendment to Supply Agreement, dated as of March 21, 2006, amending Supply Agreement, dated as of December 27, 2001 by and between Plantex USA, Inc. and Novacea, Inc.†

10.26	Addendum No. 1, dated February 21, 2006, to the patent and Know-How License Agreement by and between Pierre Fabre Medicament S.A. and Novacea, Inc. dated July 19, 2005.

23.1	Consent of Latham & Watkins LLP (included in Exhibit 5.1).**

23.2	Consent of independent registered public accounting firm.

24.1	Power of Attorney (see page II-5).

*	Previously filed.

**	To be filed by Amendment.

†	Confidential treatment requested for certain portions.